As filed with the Securities and Exchange Commission on September 27, 2004.
Registration No. 333-115328

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PeopleSupport, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	95-4695021
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(IRS Employer Identification Number)

1100 Glendon Ave., Suite 1250

Los Angeles, California 90024
(310) 824-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lance Rosenzweig

Chairman of the Board and Chief Executive Officer
PeopleSupport, Inc.
1100 Glendon Ave., Suite 1250
Los Angeles, California 90024
(310) 824-6200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Ethan D. Feffer, Esq. Albert P. Asatoorian, Esq. Pillsbury Winthrop LLP 10250 Constellation Blvd., 21st Floor Los Angeles, California 90067-6221 (310) 203-1100	Mark A. Stegemoeller, Esq. Edward Sonnenschein, Jr., Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 (213) 485-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated September 27, 2004

6,818,182 Shares

Common Stock

We are selling 4,545,455 shares of common stock. The selling stockholders are offering 2,272,727 shares of common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for the common stock of PeopleSupport, Inc. The estimated initial public offering price of our common stock will be between $10.00 and $12.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “PSPT.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to PeopleSupport	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to 347,727 shares of our common stock from us and 675,000 shares of our common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions, to cover over allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

SG Cowen & Co.

Piper Jaffray

A.G. Edwards

JMP Securities

                        , 2004

Offshore Business Process Outsourcing in the Philippines Customer Management: Managing over a million customer communications per month including inbound calls, emails, chats and web interactions • Four outsourcing centers and two data centers in Manila and Cebu, connected through two hubs in Southern California • Over 2,800 college-educated, fluent English-speaking professionals in the Philippines • Clients in travel and hospitality, technology, telecommunications, retail, consumer products and financial services • US-based headquarters, management and infrastructure

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      This prospectus contains statistical data that we obtained for a fee from industry publications and reports including Gartner, Inc. and International Data Corporation. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data. None of these industry reports were prepared in contemplation of this offering.

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus, including a description of the material terms of the offering. You should carefully read the entire prospectus, including the material risks associated with our business and this offering, and the consolidated financial statements and the related notes, before making an investment decision.

Our Business

      We provide business process outsourcing, or BPO, services from our facilities in the Philippines. We believe that we are one of the largest outsourced service providers in the Philippines based on the size of our workforce, which consists of over 3,100 college educated, fluent English speaking Philippine personnel. From our Philippine facilities, we provide customer management services for U.S.-based clients who wish to outsource this function to a high quality, lower cost provider. We currently service 32 U.S.-based clients in a variety of industries, including travel and hospitality, technology, telecommunications, retail, consumer products and financial services. We primarily provide inbound customer management services, which includes handling calls and e-mails from our clients’ customers to order goods and services, make and change travel reservations, address billing questions, submit warranty claims and obtain technical support. We manage over a million customer communications per month, including inbound calls, e-mails and web chats. Our largest clients in 2003 were Expedia, Network Solutions and EarthLink, which accounted for 88% of our 2003 revenues. These clients and another client, StarNumber (a subsidiary of InPhonic), have been our largest clients in 2004 and accounted for 83% of our revenues for the six months ended June 30, 2004. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 62% of our revenues for the six months ended June 30, 2004. In July 2003, we began providing accounts receivable management services in which we use specially trained Philippine personnel to collect overdue consumer receivables from U.S. debtors.

      Our revenues and net income for the year ended December 31, 2003 were $30.0 million and $8.0 million, respectively, as compared with revenues of $19.8 million and a net loss of $2.9 million for the year ended December 31, 2002. Our revenues and net income for the six months ended June 30, 2004 were $20.0 million and $3.1 million, respectively, as compared to $13.7 million and $2.8 million for the six months ended June 30, 2003. Substantially all of our revenues in 2003 and the six months ended June 30, 2004 were derived from our customer management business, and less than one percent from our accounts receivable management business. At June 30, 2004, we had an accumulated deficit of $58.2 million as the result of net losses in prior years.

      In March 2002, we restructured our operations to relocate our existing outsourcing centers to the Philippines. Through our operations in the Philippines, we believe we provide significant value to our clients by offering services at a substantially lower cost than U.S. outsourcing centers and at a quality level that is often higher than other offshore locations. The Philippines has the third largest English-speaking population in the world and a large pool of college graduates who are attuned to U.S. culture and speak fluent English with minimal accents. We believe this offers significant advantages over other offshore outsourcing locations, particularly for providing services that require complex voice interaction. Our telecommunications network and information systems enable us to provide seamless voice, e-mail and web-based interaction between customers in the United States and our personnel in the Philippines, and can be expanded to meet increases in demand.

      To attain high quality outsourced services at a lower cost, many companies are moving selected front and back office processes to providers with offshore delivery capabilities. According to Gartner, Inc., worldwide spending on offshore business process outsourcing services is expected to exceed $3 billion in 2004 and grow to $24 billion by 2007. India currently accounts for the largest share of the offshore outsourcing market. However, offshore capacity is expanding beyond India to countries such as China, Russia and the Philippines. The Philippine outsourcing market is relatively new and we believe that our early leadership position will provide us with an opportunity for continued growth and competitive strength.

Our Competitive Strengths

      We believe our competitive strengths will allow us to successfully create a sustainable position as a leading offshore outsourced services provider.

      Philippine-based Delivery Model. The Philippines is a growing market for outsourced service providers and we are one of the market leaders in the Philippines. We believe the English speaking workforce and modern telecommunications infrastructure in the Philippines enable us to provide consistently high quality services at costs generally comparable to other offshore locations and substantially lower than the United States.

      Strong Industry Expertise. We have particular expertise in several industries that have a high demand for complex customer management services, such as travel and hospitality, technology and telecommunications. This expertise has enabled us to provide customized, high quality services in these industries quickly and efficiently and we believe enhances our ability to attract major clients.

      Collaborative Client Relationships. We work closely with our clients to improve customer satisfaction by creating solutions for managing our clients’ customer interaction needs. We work with our clients to jointly train our professionals, and integrate our clients’ processes and technologies with ours. We believe our collaborative approach will foster long-term relationships with our clients.

      Sales Centric Focus. We train our professionals in sales techniques, including how to encourage customers to purchase higher value, additional or complementary products and services offered by our clients. We believe this focus on generating additional revenue for our clients differentiates us from many of our competitors.

      Attractive Employment Culture. We have established a corporate culture that enables us to attract and retain talented professionals. In 2003, we achieved an annual voluntary turnover rate of 17% of employees who have completed a six-month probation period. We believe that our employee retention enables us to lower our recruiting costs and provide consistent quality to our clients.

Our Competitive Challenges

      We face challenges as our business evolves, including those discussed below.

      Negative Public Perception. Offshore outsourcing has become a politically sensitive topic in the United States. Organizations and public figures have publicly expressed concerns about a perceived association between offshore outsourcing providers and the loss of jobs in the United States, and various state and federal legislation is pending that could affect us.

      Low-Priced Providers in India. Many companies compete with us primarily on price and may be able to offer lower prices to potential clients. Outsourcing providers located in India, in particular, offer customer management services at prices that are often lower than the prices we offer.

      In-house Customer Management Groups. We face the challenge that clients and potential clients may choose to perform some or all of their customer care, technical support, collections and back office processes internally.

Our Growth Strategy

      In order to build a leading position in the offshore BPO services market, we are focusing on the following strategies.

      Attract Additional Large Customer Management Clients. Our primary focus is to attract clients with large customer bases and complex customer management needs. We believe our track record with our existing clients will enable us to continue to add major clients. We recently entered into a contract with a Fortune 500 travel and hospitality company to design and implement a pilot program for customer management services.

      Expand Accounts Receivable Management Services. The accounts receivable management industry is highly fragmented with approximately 6,500 providers in the United States. We believe there are a limited number of providers outside of North America serving U.S. credit originators and that most domestic providers do not presently have the resources or experience to establish operations offshore. We believe we are well positioned to expand our accounts receivable management operations to collect defaulted consumer receivables on behalf of national credit originators, such as credit card companies and banks, and on behalf of telecommunications and utility companies.

      Broaden Service Offerings. We intend to optimize our platform by providing additional BPO services that draw on our cost-effective, skilled workforce. We currently provide the majority of our services during Philippine nighttime hours (U.S. daytime hours). We intend to use our existing infrastructure to provide services during the daytime in the Philippines that do not require live customer interaction, such as document processing and other back office services.

      Continue to Attract and Retain Top Professional Talent. We intend to continue to use a variety of recruiting methods to attract a high quality Philippine workforce, including joint programs with major universities, and to continue to stress professional development through continuing education and our management training program.

      Expand to Additional Countries. We will explore expanding our operations into new countries to enhance geographic diversification, provide new services and enter new markets. We believe that countries that have an educated, English speaking workforce at reasonable wage rates, such as South Africa and Caribbean countries, would be the most likely areas for geographic diversification of our operations. However, we are still assessing these opportunities and have not identified any specific location for expanding our outsourcing operations.

      Pursue Selective Strategic Acquisitions. We will consider acquiring complementary BPO businesses or assets, such as companies focused on back office services, companies located in new geographic regions, or client contracts of distressed domestic outsourcing companies.

      Our principal executive office is located at 1100 Glendon Ave., Suite 1250, Los Angeles, California 90024, and our telephone number is (310) 824-6200. Our website is www.peoplesupport.com. Information on our website is not part of this prospectus. All references to “we,” “us,” “our” and “our company” refer to PeopleSupport, Inc. and its subsidiaries.

The Offering

Common stock offered by us	4,545,455 shares

Common stock offered by selling stockholders	2,272,727 shares

Total	6,818,182 shares

Common stock to be outstanding after the offering	17,140,661 shares

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 227,272 shares of our common stock being offered for sale to our directors and to our business associates, employees, friends and family members of our employees. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Use of proceeds	We estimate the net proceeds from this offering will be approximately $44.0 million, or approximately $47.6 million if the underwriters’ over-allotment option is exercised in full. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the payment of expenses associated with the build out of our new facility in Manila, the Philippines, as well as sales and marketing expenditures and possible strategic acquisitions. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	PSPT

      The underwriters expect to deliver the shares in New York, New York on                     , 2004.

      The number of shares of common stock to be outstanding immediately after this offering excludes:

•	138,031 shares of common stock issuable upon the exercise of warrants at a weighted average exercise price of $5.66 per share;

•	1,099,368 shares of common stock issuable upon the exercise of options outstanding under our stock option plans at a weighted average exercise price of $1.32 per share; and

•	1,938,368 shares of common stock available for future grants under our stock option and stock purchase plans.

      Unless otherwise indicated, all information contained in this prospectus assumes:

•	a 1 for 2.74 reverse stock split of our common and preferred stock that occurred on August 5, 2004;

•	the conversion of 10.5 million outstanding shares of our preferred stock into an equal number of shares of common stock before the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

      After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately 23.7% of our outstanding common stock. This concentration of ownership will enable them to influence matters requiring stockholder approval, including the election of directors, mergers and other business combinations.

      See “Risk Factors” beginning on page 8 for a discussion of factors you should carefully consider before deciding to buy our common stock.

Summary Consolidated Financial Data

      The following table presents historical financial data as of, and for the years ended, December 31, 1999, 2000, 2001, 2002 and 2003, which has been derived from our audited consolidated financial statements. The consolidated statement of operations data for each of the six months ended June 30, 2003 and 2004, and the consolidated balance sheet data as of June 30, 2004 are derived from our unaudited consolidated financial statements. You should read this information together with “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, which are included elsewhere in this prospectus.

						Six Months
	Years Ended December 31,					Ended June 30,

	1999	2000	2001	2002	2003	2003	2004

(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$1,941	$10,979	$19,733	$19,780	$30,013	$13,729	$19,996
Cost of revenues (exclusive of depreciation shown below)(1)	2,939	15,020	12,573	11,188	12,921	6,059	10,549
Selling, general and administrative(1)(2)	7,402	37,759	15,128	5,587	6,134	3,011	4,421
Depreciation and amortization	187	1,957	3,795	4,065	3,166	1,772	1,844
Restructuring charges(3)	—	3,038	—	3,824	(345)	—	(22)

Income (loss) from operations	(8,587)	(46,795)	(11,763)	(4,884)	8,137	2,887	3,204
Interest income (expense) and other, net	254	768	106	(425)	80	43	28
Gain on the extinguishment of debt(4)	—	—	—	2,430	—	—	—

Income (loss) before provision for income taxes	(8,333)	(46,027)	(11,657)	(2,879)	8,217	2,930	3,232
Provision for income taxes(5)	—	—	13	13	231	81	103

Net income (loss)(6)	$(8,333)	$(46,027)	$(11,670)	$(2,892)	$7,986	$2,849	$3,129

Net income (loss) per share of common stock:
Basic(7)	$(3.56)	$(19.24)	$(4.65)	$(1.14)	$3.15	$1.12	$1.29
Diluted(7)	$(3.56)	$(19.24)	$(4.65)	$(1.14)	$0.64	$0.23	$0.22
Weighted average number of common shares outstanding:
Basic(7)	2,339	2,392	2,512	2,533	2,533	2,533	2,427
Diluted(7)	2,339	2,392	2,512	2,533	12,560	12,190	13,999
Pro forma net income (loss) per common share:
Basic(8)					$0.67		$0.26
Diluted(8)					$0.64		$0.22
Pro forma weighted average common shares outstanding:
Basic(8)					11,921		11,850
Diluted(8)					12,560		13,999

      The following table presents a summary of our balance sheet data as of June 30, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to a 1 for 2.74 reverse stock split of our common and preferred stock and the automatic conversion of 10.5 million outstanding shares of our preferred stock into an equal number of shares of common stock before the closing of this offering, and liability for one-time payments of $9.4 million to satisfy our obligations to senior management and other key employees upon completion of this offering; and

•	on a pro forma as adjusted basis to assume the sale of 4,545,455 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and $9.4 million from cash on hand to satisfy the one-time payment to senior management and other key employees described above.

	As of June 30, 2004

			Pro Forma
	Actual	Pro Forma(9)	as Adjusted(10)
Consolidated Balance Sheet Data:

	(In thousands)
Cash and cash equivalents	$12,977	$12,977	$47,997
Working capital (deficit)	8,804	(376)	44,079
Total assets	29,620	31,540	66,560
Redeemable convertible preferred stock	74,267	—	—
Total stockholders’ equity (deficit)	(53,864)	11,223	55,223

(1)	Included in expenses above are non-cash stock based compensation charges of:

						Six Months
	Years Ended December 31,					Ended June 30,

	1999	2000	2001	2002	2003	2003	2004

(In thousands)
Cost of revenues	$38	$94	$25	$—	$61	$1	$299
Selling, general & administrative	337	2,342	633	—	58	1	611

	$375	$2,436	$658	$—	$119	$2	$910

(2)	Selling, general and administrative expenses for 2000 when compared to 1999, include increases of $4.1 million of costs associated with television and print advertising, tradeshows and other marketing expenses, $6.7 million of costs associated with additional sales personnel and related sales activity, $8.3 million of costs associated with additional information technology personnel and the development of our telecommunication infrastructure, $9.3 million of costs associated with the growth of our Los Angeles, St. Louis and Manila administrative operations and $2.0 million in non-cash, stock-based costs.
(3)	Restructuring charges related to the movement of our operations, first to St. Louis, and then to the Philippines. The charges are comprised of estimated and actual obligations for various non-cancelable leases, the write-down of abandoned leasehold improvements and fixed assets at customer care centers in the United States where we terminated operations, and severance and other U.S. employee-related costs.
(4)	Gain on the extinguishment of debt relates to the extinguishment of an equipment loan.
(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Accounting for income taxes” for additional information.
(6)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a comparison of quarterly net income (loss) for 2002 and 2003.

(7)	Basic earnings (loss) per share (EPS) is computed by dividing net income or loss by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (i.e., convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potentially dilutive securities, representing redeemable convertible preferred stock, warrants and options to purchase 12,374, 11,935, 1,419, 1,898 and 31 shares of common stock for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively, are excluded from the calculation of EPS as their effect would be anti-dilutive. The basic and diluted share and per share amounts in the consolidated statement of operations table above have been restated to give retroactive effect to the 1 for 2.74 reverse stock split.
(8)	The pro forma share and per share amounts in the consolidated statement of operations table above give retroactive effect to the 1 for 2.74 reverse stock split and reflect the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock, as if they had occurred on January 1, 2003 or the later dates on which some of the shares of preferred stock were issued. These amounts do not reflect a charge of $9.2 million, net of income taxes, for payments to be made under our management incentive compensation plan upon completion of the offering. These payments will result in a charge to earnings in the period in which the offering is completed.
(9)	We are obligated to pay up to $11.1 million under our management incentive compensation plan to senior management and other key employees in connection with this offering, of which we intend to pay $9.4 million upon completion of the offering and $1.7 million over time after the offering based on continued service or other performance criteria. The $1.7 million is reflected as a long-term liability, offset by an asset for the deferred compensation costs. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering at which time the amount contributed would be treated as a compensation expense. The pro forma consolidated balance sheet data table above gives recognition to the liability to pay $9.4 million at closing and the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock as of the most recent fiscal period presented.

(10)	The pro forma as adjusted consolidated balance sheet data table above gives effect to the expected net offering proceeds, the $9.4 million payment from cash on hand to senior executives and other key employees under the terms of our management incentive compensation plan and the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock as of the most recent fiscal period presented. All or a portion of the remaining $1.7 million we intend to pay under our management incentive compensation plan may be contributed to a 401(k) plan upon or after the closing of this offering. To the extent such a contribution is made, it would reduce our cash and would be treated as a compensation expense at the time of the contribution.

RISK FACTORS

      You should carefully consider the risks described below before making a decision to buy our common stock. As a result of any of the following risks, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Risks Related to Our Business

Our revenues are highly dependent on four major clients that collectively accounted for 83% of our revenues in the first six months of 2004, and any loss of business from our major clients would reduce our revenues and seriously harm us.

      In recent years, we have generated, and expect that at least for the near term we will continue to generate, almost all of our revenues from a limited number of clients. In 2003, our top three clients, Expedia, Network Solutions and EarthLink, accounted for 88% of our revenues. These clients and another client, StarNumber (a subsidiary of InPhonic), have been our largest clients in 2004 and accounted for 83% of our revenues for the six months ended June 30, 2004. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 62% of our revenues for the six months ended June 30, 2004. Our contract with Expedia expires in May 2007, our contract with StarNumber expires in November 2005, and our contract with Network Solutions expires in December 2004. Our contract with EarthLink expires in January 2005, but will automatically renew each year for a one year period unless terminated by EarthLink or us prior to the end of the term. If we fail to renew or extend our contracts with our clients, or if these contracts are terminated for cause or convenience, our clients will have no obligation to purchase services from us.

      The loss of, or any significant decline in business from, one or more of these clients likely would lead to a significant decline in our revenues and operating margins, particularly if we are unable to make corresponding reductions in our expenses in the event of any such loss or decline. We may not be able to retain our major clients or, if we were to lose any of our major clients, we may not be able to timely replace the revenue generated by the lost clients. In addition, the revenue we generate from our major clients may decline or grow at a slower rate in future periods than it has in the past. If we lose any of our major clients, or if they reduce their volume with us, we may suffer from the costs of underutilized capacity because of our inability to eliminate all of the costs associated with conducting business with them, which could exacerbate the harm that any such loss or reduction would have on our operating results and financial condition.

A reversal of industry trends toward offshore outsourcing due to negative public reaction in the United States and recently proposed legislation may adversely affect demand for our services.

      Our customer management and accounts receivable management services and our growth depend in large part on U.S. industry trends towards outsourcing these business processes offshore. The trend to outsource business processes may not continue and could reverse. Offshore outsourcing has become a politically sensitive topic in the United States, particularly in the light of the upcoming Presidential election. Recently, many organizations and public figures have publicly expressed concerns about a perceived association between offshore outsourcing providers and the loss of jobs in the United States. In addition, there has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends would harm our ability to compete effectively with competitors that operate out of facilities located in the United States. Estimates of the growth in the offshore outsourcing market in this prospectus do not assume any such slowdown or reversal of recent trends.

      A variety of federal and state legislation has been proposed that could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. For example, legislation has been proposed that would require offshore providers to identify where they are located, and in certain cases to obtain consent to handling calls or sending customer information offshore. California has passed a bill requiring offshore service providers to disclose their location upon request. This bill will become law unless vetoed by the Governor on or before September 30, 2004. It is also possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. In addition, various federal tax changes that could adversely impact the competitive position of offshore outsourcing services are also under consideration. Any expansion of existing laws or the enactment of new legislation directly or indirectly restricting offshore outsourcing may adversely impact our ability to do business with U.S. clients, particularly if these changes are widespread.

      Estimates of third party sources such as those of Gartner, Inc. and International Data Corporation presented in this prospectus may not take into account the possible adverse impact of any significant changes in trends toward outsourcing that might result from those described in this risk factor.

Our clients may adopt technologies that decrease the demand for our services, which could reduce our revenues and seriously harm our business.

      We target clients with a high need for our customer management services and we depend on their continued need of our services, especially our major clients who generate the substantial majority of our revenues. However, over time, our clients may adopt new technologies that decrease the need for live customer interaction, such as interactive voice response, web-based self-help and other technologies used to automate interactions with customers. The adoption of such technologies could reduce the demand for our services, pressure our pricing, cause a reduction in our revenues and harm our business. For example, in 2003, one of our major clients, Network Solutions, which accounted for over 10% of our 2003 revenues, improved its web-based self-help technology and automated its telephone inquiry system, which we believe was the primary reason for a reduction in revenues by 58% for the six months ended June 30, 2004 compared to the six months ended June 30, 2003.

Our revenues are highly dependent on a few industries and any decrease in demand for outsourced services in these industries could reduce our revenues and seriously harm our business.

      Our major clients are concentrated in the travel and hospitality, technology and telecommunications industries. Our business and growth largely depends on continued demand for our services from clients in these industries and other industries we may target in the future and on trends in these industries to purchase outsourced business process services. A downturn in any of our targeted industries, particularly the travel and hospitality or Internet service provider industry, or a slowdown or reversal of the trend in any of these industries to outsource business processes could result in a decrease in the demand for our services. Rapid change in and competition between technology clients, particularly Internet service providers, could result in a decrease in demand for our services within the technology industry.

      Other adverse changes also may lead to a decline in the demand for our services in these industries. For example, consolidation in any of these industries, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenues and harm our business. Our clients, particularly those in the technology and telecommunications industries, have frequently experienced rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our operating results and harm our business.

We serve markets that are highly competitive and we may be unable to compete with businesses that have greater resources than we do.

      We currently face significant competition for outsourced business process services and expect that competition will increase. We believe that, in addition to prices, the principal competitive factors in our markets are service quality, sales and marketing skills, the ability to develop customized solutions and technological and industry expertise. While numerous companies provide a range of outsourced business process services, we believe our principal competitors include our clients’ own in-house customer service groups, including, in some cases, in-house groups operating offshore, offshore outsourcing companies and U.S.-based outsourcing companies. Our principal competitors in customer management services include Sykes Enterprises, Convergys Corporation and TeleTech Holdings, each publicly traded U.S. companies, and eTelecare International, ClientLogic and Ambergris Solutions, each privately held companies. The trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.

      We have existing competitors, and may in the future have new competitors, with greater financial, personnel and other resources, longer operating histories, more technological expertise, more recognizable brand names and more established relationships in industries that we currently serve or may serve in the future. Increased competition, our inability to compete successfully against current or future competitors, pricing pressures or loss of market share could result in increased costs and reduced operating margins, which could harm our business, operating results, financial condition and future prospects.

Many of our contracts can be terminated by our clients on short notice and in many cases without penalty. We also generally do not have exclusive arrangements with our clients or a minimum revenue commitment from our clients, which creates uncertainty about the volume of services we will provide and the amount of revenues we will generate from any of our clients.

      We typically enter into written agreements with each client for our services. We seek to sign multi-year contracts with our clients, but many of our contracts permit our clients to terminate the contracts upon short notice. The volume and type of services we perform for specific clients may vary from year to year, particularly since in many cases we are not the exclusive provider of outsourcing services to our clients. A client in one year may not provide the same level of revenues in a subsequent year. Many of our clients may terminate their contracts with us before their expiration with no penalties or limited penalties.

      Many of our clients could terminate their relationship with us or reduce their demand for our services due to a variety of factors, including factors that are unpredictable and outside of our control. The services we provide to a client could be reduced if the client were to change its outsourcing strategy. Clients may move more customer management functions in-house, to an affiliated outsourcing provider or to one of our competitors. Clients may reduce spending on outsourcing services due to changing economic conditions or financial challenges, or political or public relations pressures to reduce or eliminate offshore outsourcing of business processes. If our clients are not successful or if they experience any significant decrease in their businesses, the amount of business they outsource and the prices that they are willing to pay for such services may be diminished and likely would result in reduced revenues for us. Any reduction in revenues would harm our business, negatively affect operating results and may lead to a decline in the price of our common stock.

We often encounter a long sales and implementation cycle requiring significant resource commitments by our clients, which they may be unwilling or unable to make.

      The implementation of our customer management service involves significant resource commitments by us and our clients. Potential clients require that we expend substantial time and money educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Decisions relating to outsourcing business processes generally involve the evaluation of the service by our clients’ senior management and a significant number of client personnel in various functional areas, each having specific and often conflicting requirements. We may expend significant funds and management resources during the sales cycle and ultimately the client may not engage our services. Our sales cycle generally ranges up to six to twelve months or longer. Our sales cycle for all of our services is subject to significant risks and delays over which we have little or no control, including:

•	our clients’ alternatives to our services, including their willingness to replace their internal solutions or existing vendors;

•	our clients’ budgetary constraints, and the timing of our clients’ budget cycles and approval processes;

•	our clients’ willingness to expend the time and resources necessary to integrate their systems with our systems and network; and

•	the timing and expiration of our clients’ current outsourcing agreements for similar services.

      If we are unsuccessful in closing sales after expending significant funds and management resources, or if we experience delays in the sales cycle, it could have a negative impact on our revenues and margins. This occupies important personnel resources that could otherwise be assisting other new clients. When we are engaged by a client after the sales process, it takes from four to six weeks to integrate the client’s systems with ours, and up to three months thereafter to ramp-up our services to the client’s requirements.

We have incurred substantial losses in the past and may not be profitable in the future.

      We did not become profitable until 2003 and incurred significant losses in each of the five fiscal years through 2002. This was mainly the result of excess capacity and high costs of our former U.S. outsourcing centers. We found it necessary to restructure our operations and move to the Philippines in order to become profitable. We may incur significant operating losses in the future. As a result of our operating losses, we had an accumulated deficit of $58.2 million at June 30, 2004. We expect our marketing, sales and other operating expenses to increase in the future as we seek to expand our business. If our revenues do not grow at a faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses.

We have a limited operating history and our business and future prospects are difficult to evaluate.

      Due to our limited operating history, especially in the Philippines where we consolidated our operations in 2002 and in our accounts receivable management services, which we commenced in April 2003, our business and future prospects are difficult to evaluate. We have limited experience providing accounts receivable management services and we are exploring opportunities to provide other outsourced services that we have not provided to date. You should consider the challenges, risks and uncertainties frequently encountered by early-stage companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

•	attract and retain clients;

•	attract and retain key personnel and customer management professionals;

•	generate sufficient revenues and manage costs to maintain profitability;

•	manage growth in our operations; and

•	access additional capital when required and on reasonable terms.

Our operating results may fluctuate significantly and could cause the market price of our common stock to fall rapidly and without notice.

      Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, including:

•	the addition or loss of a major client and the volume of services provided to our major clients;

•	the extent to which our services achieve or maintain market acceptance, which may be affected by political and public relations reactions to offshore outsourcing;

•	our ability to introduce new or enhanced services to our existing and prospective clients and to attract and retain new clients;

•	long sales cycles and fluctuations in sales cycles;

•	the extent to which we incur expenses in a given period in anticipation of increased demand in future periods, and the extent to which that demand materializes;

•	changes in our pricing policies or those of our competitors, as well as increased price competition in general;

•	variation in demand for our services and the services or products of our major clients, particularly clients in the travel and hospitality industry; and

•	the introduction of new or enhanced services by other outsourced service providers.

      Results of operations in any quarterly period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

If we fail to manage our growth effectively, our business may not succeed.

      We have expanded significantly since our formation and intend to maintain our growth focus. However, our growth will place demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to manage our growth successfully, we must:

•	maintain the hiring, training and management necessary to ensure the quality and responsiveness of our services;

•	expand and enhance our administrative and technical infrastructure, facilities and capacities to accommodate increased call volume and other customer management demands; and

•	continue to improve our management, financial and information systems and controls.

      Continued growth could place a strain on our management, operations and financial resources. Our infrastructure, facilities and personnel may not be adequate to support our future operations or to adapt effectively to future growth. As a result, we may be unable to manage our growth effectively, in which case our operating costs may increase at a faster rate than the growth in our revenues, our margins may decline and we may incur losses.

We may experience significant employee turnover rates in the future and we may be unable to hire and retain enough sufficiently trained employees to support our operations, which could harm our business.

      The business process outsourcing industry is very labor intensive and our success depends on our ability to attract, hire and retain qualified employees. We compete for qualified personnel with companies in our industry and in other industries and this competition is increasing in the Philippines as the BPO industry expands. Our growth requires that we continually hire and train new personnel. The BPO industry, including the customer management services industry, has traditionally experienced high employee turnover. A significant increase in the turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiency and productivity, and could lead to a decline in demand for our services. If this were to occur, we would be unable to service our clients effectively and this would reduce our ability to continue our growth and operate profitably. We may be unable to continue to recruit, hire, train and retain a sufficient labor force of qualified employees to execute our growth strategy or meet the needs of our business.

Our senior management team is important to our continued success and the loss of members of senior management could negatively affect our operations.

      The loss of the services of Lance Rosenzweig, our Chief Executive Officer; Caroline Rook, our Chief Financial Officer; Rainerio Borja, our President of PeopleSupport (Philippines); or Parham Farahnik, our Vice President of Sales and Marketing, could seriously impair our ability to continue to manage and expand our business. Our success depends on the continued service and performance of our executive officers, and we cannot guarantee that we will be able to retain these individuals. Our executive officers are “at-will” employees that are not subject to employment agreements providing for any specified term of employment. We do not have “key man” insurance, nor are our U.S.-based executive officers subject to non-compete restrictions.

The planned move of our operations to our new facility in Manila could result in interruptions in service, which could reduce our revenues and harm our business.

      We plan to relocate our corporate headquarters in the Philippines and at least one of our outsourcing locations to a facility to be built in Manila, which we expect to be operational in 2005. The relocation of our operations to this new facility will involve a number of logistical and technical challenges. We may encounter complications associated with the migration of our systems and computing equipment to our new facility, which could result in interruptions of our services. If such interruptions occur, they could result in financial or other damages to our clients, for which we could incur claims and liabilities and which could damage our reputation and cause us to lose significant business from one or more of our major clients. This would harm our business and operating performance.

Our facilities are at risk of damage by earthquakes and other natural disasters.

      We currently rely on the availability and condition of our leased Los Angeles, Manila and Cebu facilities to provide service and support to our clients. These facilities are located in regions that are susceptible to earthquakes and other natural disasters, which may increase the risk of disruption of information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationship with our clients and may cause us to incur substantial additional expense to repair or replace damaged equipment or facilities. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage or to secure such insurance coverage at premiums acceptable to us in the future. Prolonged disruption of our services as a result of natural disasters may entitle our clients to terminate their contracts with us.

Our operations could suffer from telecommunications or technology downtime, disruptions or increased costs.

      We are highly dependent on our computer and telecommunications equipment and software systems. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our services. We are also dependent on continuous availability of voice and electronic communication with customers. If we experience interruptions of our telecommunications network with our clients, we may experience data loss or a reduction in revenues. These disruptions could be the result of errors by our vendors, clients or third parties, electronic or physical attacks by persons seeking to disrupt our operations, or the operations of our vendors, clients or others. For example, we currently depend on two significant vendors for facility storage and related maintenance of our main technology equipment and data at our U.S. data centers. Any failure of these vendors to perform these services could result in business disruptions and impede our ability to provide services to our clients. A significant interruption of service could have a negative impact on our reputation and could lead our present and potential clients not to use our services. The temporary or permanent loss of equipment or systems through casualty or operating malfunction could reduce our revenues and harm our business.

We could cause disruptions to our clients’ business from inadequate service, and our insurance coverage may be inadequate to cover this risk.

      Most of our contracts with our clients contain service level and performance requirements, including requirements relating to the timing and quality of responses to customer inquiries. The quality of services that we provide is measured by quality assurance ratings, which are based in part on the results of customer satisfaction surveys and direct monitoring of interactions between our professionals and customers. Failures to meet service requirements of a client could disrupt the client’s business and result in a reduction in revenues or a claim for substantial damages against us. For example, some of our agreements have standards for service that, if not met by us, result in lower payments to us. In addition, because many of our projects are business-critical projects for our clients, a failure or inability to meet a client’s expectations could seriously damage our reputation and affect our ability to attract new business. Under our contracts with our major clients and many of our contracts with other clients, our liability for breaching our obligations is generally limited to actual damages up to a portion of the fees paid to us. To the extent that our contracts contain limitations on liability, such contracts may be unenforceable or otherwise may not protect us from liability for damages. While we maintain general liability insurance coverage, including coverage for errors and omissions, this coverage may be inadequate to cover one or more large claims, and our insurer may deny coverage.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

      We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. If any person, including any of our employees, penetrates our network security or otherwise misappropriates sensitive data, we could be subject to liability for breaching contractual confidentiality provisions or privacy laws. Penetration of the network security of our data centers could have a negative impact on our reputation and could lead our present and potential clients to choose other service providers.

Our ability to use net operating loss carryforwards in the United States may be limited.

      We intend to use our U.S. net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Based on our analysis, which includes assumptions regarding the respective values of classes of our stock, we do not believe our net operating losses are currently subject to Section 382 limitations and will not become subject to such limitations solely as a result of this offering. However, no assurance can be given that future events (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock) will not trigger Section 382 limitations and, as a result, adversely affect our ability to use our net operating loss carryforwards. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

The current tax holidays in the Philippines will expire within the next several years.

      We currently benefit from income tax holiday incentives in the Philippines pursuant to our Philippine subsidiary’s registrations with the Board of Investments and Philippine Economic Zone Authority, which provide that we pay no income tax in the Philippines for four years pursuant to our Board of Investments non-pioneer status and Philippine Economic Zone Authority registrations, and six years pursuant to our Board of Investments pioneer status registration. Our current income tax holidays expire at staggered dates beginning in 2006 and ending in 2008, and we intend to apply for extensions. However, these tax holidays may or may not be extended. We believe that as our Philippine tax holidays expire, (i) gross income (defined for this purpose to mean the amount of our cost-plus transfer payments to our Philippine subsidiary in excess of certain allowable deductions) attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (ii) our Philippine net income attributable to all other activities (including activities previously covered by our Board of Investments registrations) will be taxed at the regular Philippine corporate income tax rates of 32%. Our effective overall Philippine income tax rate will vary as the revenue generating activity at each outsourcing center becomes taxable upon expiration of the income tax holiday applicable to that center.

We may choose to expand operations outside of the Philippines and may not be successful.

      We may consider expanding to countries other than the Philippines. We cannot predict the extent of government support, availability of qualified workers, or monetary and economic conditions in other countries. Although some of these factors may influence our decision to establish operations in another country, there are inherent risks beyond our control, including exposure to currency fluctuations, political uncertainties, foreign exchange restrictions and foreign regulatory restrictions. One or more of these factors or other factors relating to international operations could result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could harm our business and negatively impact our operating results.

We may make acquisitions that prove unsuccessful or divert our resources.

      We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of companies with expertise in other businesses and clients that we do not currently serve. We have little experience in completing acquisitions of other businesses, and we may be unable to successfully complete an acquisition. If we acquire other businesses, we may be unable to successfully integrate these businesses with our own and maintain our standards, controls and policies. Acquisitions may place additional constraints on our resources by diverting the attention of our management from existing operations. Through acquisitions, we may enter markets in which we have little or no experience. Any acquisition may result in a potentially dilutive issuance of equity securities, the incurrence of debt and amortization of expenses related to intangible assets, all of which could lower our margins and harm our business.

We are subject to extensive laws and regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

      The BPO industry has become subject to an increasing amount of federal and state regulation in the past five years. Despite our focus on inbound customer management, we are subject to regulations governing communications with consumers due to the activities we undertake on behalf of our clients to encourage customers to purchase higher value, additional or complementary products and services offered by our clients. For example, the Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission to issue regulations prohibiting misrepresentations in telephone sales. In addition, limits on the transport of personal information across international borders such as those now in place in the European Union (and proposed elsewhere) may limit our ability to obtain customer data.

      We are also subject to significant federal and state laws and regulations applicable to our accounts receivable management services, including the Fair Debt Collection Practices Act, which impose significant limitations and restrictions on our debt collection practices including licensing requirements. These laws and regulations may limit our ability to recover and enforce defaulted consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit cards, debit cards, checks and other negotiable items may preclude us from collecting on defaulted consumer receivables we purchase or obtain through contingency placements from originators if they or others failed to comply with applicable law in generating or servicing those receivables. Additional federal, state, local or international legislation, or changes in regulatory implementation, could further limit our activities or those of our clients in the future or significantly increase the cost of regulatory compliance.

We will use almost all of our cash on hand before this offering to make payments of up to $9.4 million to senior management and other key employees upon completion of this offering.

      Effective July 2002, to incentivize management, our board of directors and stockholders approved a plan under which we are obligated to make payments to senior management and other key employees upon the completion of an initial public offering of our common stock. Under the plan, we are obligated to pay up to $11.1 million to senior management and other key employees if the aggregate proceeds from the offering received by us and the selling stockholders exceed $74.0 million. The payment will be reduced, according to a formula, if the offering proceeds are less than $74.0 million. Of the $11.1 million maximum payment, $9.4 million will be paid upon the closing of this offering, including $8.0 million to six senior executives and $1.4 million to approximately 100 other key employees. We intend to pay the remaining $1.7 million over time to key employees based on their continued service or other performance criteria. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering. To the extent such a contribution is made, it would reduce our cash and would be treated as a compensation expense at the time of the contribution.

      As of June 30, 2004, we had approximately $13.0 million cash on hand. The payment of up to $9.4 million to senior management and other key personnel upon the closing of the offering, and the potential contribution of up to $1.7 million to a 401(k) plan, would use substantially all of our available cash. A portion of the proceeds of the offering will therefore replace working capital used to make these payments to management and other employees.

Our ability to raise capital in the future, if and when needed, may be limited, and could prevent us from executing our business strategy. The sale of additional equity securities would result in further dilution to our stockholders.

      We believe that our existing cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to support our anticipated cash needs through 2005, even after we make payments of up to $9.4 million to senior management and other key employees upon completion of this offering. However, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of and demand for our offshore outsourced services which may be affected by political and public relations reactions to offshore outsourcing;

•	access to and availability of sufficient management, technical, marketing and financial personnel;

•	the need to enhance our operating infrastructure;

•	the continued development of new or enhanced services and hosted solutions;

•	the need to adapt to changing technologies and technical requirements;

•	increasing costs, particularly in the Philippines;

•	the existence of opportunities to acquire businesses or technologies, or opportunities for expansion; and

•	increased competition and competitive pressures.

      If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that restrict our operations. We may be unable to secure financing in sufficient amounts or on terms acceptable to us, if at all, in which case we may not have the funds necessary to finance our ongoing capital requirements or execute our business strategy.

We failed to register our securities under the Securities and Exchange Act of 1934 and, as a result, we may incur liability to repurchase certain stock options, and may face potential claims under federal and state securities laws.

      On December 31, 2002, options granted under our 1998 stock plan were held by more than 500 holders. As a result, we became subject to the registration requirements under Section 12(g) of the Securities Exchange Act of 1934. We were required to file periodic reports, such as 10-Ks and 10-Qs, under Section 13(a) of the Exchange Act beginning in 2003. We did not file any such reports until we filed a Form 10 registration statement in June 2004.

      As a result of our failure to file the reports, grants of certain options under our 1998 stock plan between January 1, 2003 and April 28, 2004 may not have been exempt from registration or qualification under federal and state securities laws, and we did not obtain any required registration or qualification. To address this matter, we intend to make a rescission offer to the U.S. holders of these options after the completion of this offering. In order to comply with the securities laws of California, where almost all of the options in question were granted, we have applied to the California Department of Corporations for approval of the terms of the rescission offer. Under the rescission offer, we intend to offer to repurchase the options at 20% of the option exercise price multiplied by the number of shares underlying the option, plus interest at an annual rate of 7% from the grant date. If our repurchase price is approved by the California Department of Corporations, we would be required to pay approximately $0.1 million, plus statutory interest at an annual rate of 7% if all persons entitled to have their options repurchased elect to do so. There is no assurance, however, that the terms of the repurchase offer will be approved and we could be required to offer a higher repurchase price or to extend the offer to a greater number of optionees. Federal securities laws do not expressly provide that a repurchase offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject our offer to repurchase the options, we may continue to be liable under federal and state securities laws.

      In addition, our failure to file required Exchange Act reports could conceivably give rise to potential claims by present or former stockholders based on the theory that such holders were harmed by the absence of such public reports. If any such claim is asserted, we could incur expenses and divert management’s attention in defending them, even if we have no liability.

Risks Related to Doing Business in the Philippines

We may face wage inflation and additional competition in the Philippines for our professionals, which could increase the cost of qualified employees and the amount of employee turnover.

      Wages for our employees in the Philippines are increasing at a faster rate than for our U.S. employees, which could result in increased costs to employ our outsourcing center professionals. We also are faced with competition in the Philippines for outsourcing center professionals, and we expect this competition to increase as additional outsourcing companies enter the market and expand their operations. In particular, there may be limited availability of qualified middle and upper management candidates. We have benefited from an excess of supply over demand for college graduates in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability or cost of qualified professionals, who are critical to our performance. This could increase our costs and turnover rates.

The Philippines may experience economic instability, which could increase our costs and harm our business.

      The Philippines continues to experience low growth in its gross domestic product, significant inflation, currency declines and shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. These conditions could create economic instability that could harm businesses operating in the Philippines.

Currency fluctuations in the Philippine peso relative to the U.S. dollar could increase our expenses.

      All of our revenues are denominated in U.S. dollars, and a substantial portion of our costs are incurred and paid in Philippine pesos. We are therefore exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase our expenses. We do not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

Terrorist attacks could adversely affect the Philippine economy, disrupt our operations and cause our business to suffer.

      The Philippines periodically experiences civil unrest and terrorism and U.S. companies in particular may experience greater risk. We are not insured against terrorism risks. Terrorist attacks, such as the attacks of September 11, 2001 in the United States, have the potential to directly impact our clients and the Philippine economy by making travel more difficult, interrupting lines of communication and curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and harm our business.

We benefit from Philippine laws granting preferential tax treatment which, if eliminated, could result in increased operating expenses.

      We have benefited from significant government assistance in the Philippines, including the grant of income tax holidays and preferential tax treatments under our registrations with the Philippine Board of Investments and Philippine Economic Zone Authority, and changes to the country’s educational curriculum in order to attract foreign investment in specified sectors including the outsourcing industry. Despite these benefits, the Philippine national and local governments could alter one or more of these beneficial policies and the Philippine legislature could amend the laws granting preferential tax treatment. The elimination of any of the benefits realized by us from our Philippine operations, including tax incentives, could result in increased operating expenses and impair our competitive advantages over BPO companies based outside of the Philippines.

Risks Related to This Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

      Before this offering, our common stock was not traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares sold in this offering will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Prices for our common stock after this offering could be influenced by a variety of factors, including the depth and liquidity of the market for our common stock, investor perception of us, our business and our industry, the consumer credit and outsourcing industries, and general economic and market conditions. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general and the Nasdaq National Market have experienced extreme price and volume fluctuations. Trading prices and valuations may not be sustainable. Broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, following periods of volatility in the overall market and a decline in the market price of a company’s stock, securities class action litigation has often been instituted. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business or if they change negatively their recommendations regarding our stock, our stock price and trading volume could decline.

      The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us publishes negative research on us or our industry, or downgrades our stock, our stock price would likely decline. If one or more of these analysts cease or limit coverage of us or our industry, or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

      Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $7.78 per share in net tangible book value, based on an assumed initial offering price of $11.00 per share of common stock. The exercise of options and warrants may result in further dilution.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

      Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 17,140,661 shares of common stock outstanding and 1,237,399 shares that may be acquired upon the exercise of outstanding warrants and options. All shares sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining shares of common stock outstanding after this offering will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Additionally, our directors, executive officers and certain principal stockholders have agreed to enter into “lock up” agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 180 days after this offering. Approximately 11,845,384 of these shares will become available for sale at various times after this offering upon the expiration of holding periods and lock-up agreements. We also may be required to issue additional shares upon the exercise of previously granted options or warrants that are currently outstanding.

      Increased sales of our common stock in the market 180 days after this offering could exert significant downward pressure on our stock price. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

Our management will have broad discretion over the use of the net proceeds of this offering and you may disagree with the way these funds are used.

      We intend to use the net proceeds from this offering for unspecified general corporate purposes, including working capital. We may use a portion of the net proceeds to invest in or acquire businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Our management will have significant flexibility in using the proceeds of this offering. You will be relying on the judgment of our management with respect to the use of the proceeds and you may disagree with the way these funds are used. The funds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations.

We will incur increased costs as a result of being a public company.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We estimate that these costs will be approximately $2.0 million annually, but they could be higher. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, which may result in additional costs in the future.

Delaware law and our amended and restated certificate of incorporation and bylaws will contain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.

      Our amended and restated certificate of incorporation and bylaws which, we intend to adopt prior to the completion of this offering, will contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. In particular, our amended and restated certificate of incorporation and bylaws include provisions that:

•	classify our board of directors into three groups, each of which, after an initial transition period, will serve for staggered three-year terms;

•	permit the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	permit stockholders to remove our directors only for cause;

•	permit a special stockholders’ meeting to be called only by our chairman of the board of directors, president, or chief executive officer, a majority of our board of directors or two-thirds of the independent directors;

•	require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	permit our board of directors to issue, without approval of our stockholders, up to 4,000,000 shares of preferred stock with terms that our board of directors may determine and that may be senior to the terms of our common stock;

•	prohibit cumulative voting in the election of directors that would otherwise allow less than a majority of stockholders to elect directors;

•	permit the board of directors to alter certain provisions of our amended and restated bylaws without obtaining stockholder approval;

•	require approval of at least 75% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or amend or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action; and

•	eliminate the right of stockholders to call a special meeting of stockholders and to take action by written consent.

      Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning

15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation, amended and restated bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

Our corporate actions could be substantially influenced by officers, directors, principal stockholders and affiliated entities.

      After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately 23.7% of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers and acquisitions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Many of the statements included in this prospectus contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as “may,” “will,” “could,” “should,” “potential,” “continue,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in “Risk Factors,” as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that may affect these projections or expectations include, but are not limited to:

•	our revenues are highly dependent on a limited number of clients;

•	negative public reaction in the United States to offshore outsourcing and recently proposed legislation may adversely affect demand for our services;

•	our clients may adopt technologies that decrease the demand for our services;

•	our revenues are highly dependent on a few industries;

•	we serve markets that are highly competitive;

•	our contracts can be terminated by our clients on short notice and we generally do not have exclusive arrangements with our clients or require minimum revenue commitments;

•	we may not be able to grow our business or effectively manage growth;

•	our failure to hire and retain enough sufficiently trained employees to support our operations;

•	our operations could suffer from telecommunications or technology disruptions;

•	unauthorized disclosure of confidential client and customer data could expose us to litigation and cause us to lose clients;

•	our ability to use net operating loss carryforwards in the United States may be limited;

•	current tax holidays in the Philippines will expire within the next several years;

•	we are subject to laws and regulations that could limit or restrict our activities and impose financial limitations on the conduct of our business;

•	we are subject to risks associated with operating in the Philippines; and

•	potential terrorist activities and the responses of the United States and other nations to such activities may disrupt our operations and cause our business to suffer.

      Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.

      These forward-looking statements speak only as of the date of this prospectus and, unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in our annual, quarterly and other reports we will file with the SEC after the date of this prospectus. See “Where You Can Find Additional Information.”

USE OF PROCEEDS

      We estimate that the net proceeds to us from the sale of the shares of common stock that we are selling in this offering will be $44.0 million, assuming an initial public offering price of $11.00 per share after deducting the underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $47.6 million after deducting the underwriting discounts and commissions and estimated expenses payable by us. We will not receive any of the net proceeds from the sale of the shares by the selling stockholders.

      We expect to use the net proceeds from this offering as follows:

•	to finance estimated costs of approximately $6.4 million for leasehold improvements, telecommunications equipment, and furniture and fixtures in relation to the buildout of our new facility in Manila, the PeopleSupport Center in 2005;

•	to finance estimated costs of $8.0 to $10.0 million in 2004 and $2.0 to $4.0 million in 2005 to expand the capacity of our current operations by establishing new outsourcing centers in the Philippines or other offshore locations;

•	to pursue possible acquisitions of complementary businesses or assets, such as business engaged in credit application processing services, word processing services and other back office services, companies located in other offshore locations or client contracts of distressed domestic outsourcers; and

•	to finance our working capital requirements and for general corporate purposes.

      We have not yet determined all of our anticipated expenditures and cannot estimate the amounts to be used for each of the purposes discussed above. We presently have no commitment or agreement relating to any acquisitions or to expand our operations into any other country. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in money market funds or short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock and do not expect to pay any cash dividends in the foreseeable future. We anticipate that we will retain any future earnings to finance the operation and expansion of our business. Any future determination to declare and pay dividends will depend on a number of factors, including our future earnings, financial condition, results of operations, capital requirements, business prospects and other factors that our board of directors may deem relevant, including any contractual or statutory restrictions on our ability to pay dividends.

CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 2004:

•	on an actual basis giving retroactive effect to the 1 for 2.74 reverse stock split of our common and preferred stock;

•	on a pro forma basis to give effect to a 1 for 2.74 reverse stock split of our common and preferred stock and the automatic conversion of 10.5 million outstanding shares of our preferred stock into an equal number of shares of common stock before the closing of this offering, and current liability for one-time payments of $9.4 million to satisfy our obligations to senior management and other key employees upon completion of this offering; and

•	on a pro forma as adjusted basis to assume the sale of 4,545,455 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and $9.4 million from cash on hand to satisfy the one-time payment to senior management and other key employees described above.

      You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	As of June 30, 2004

		Pro	Pro Forma
	Actual	Forma(1)	as Adjusted(2)

	(In thousands)
Cash and cash equivalents	$12,977	$12,977	$47,997

Accrued liabilities — Management incentive plan payment	$—	$9,435	$—

Long-term liabilities — deferred rent	295	295	295
Long-term liabilities — Management incentive plan obligation	—	1,665	1,665
Redeemable convertible preferred stock, $.003 par value:
11,227,090 shares authorized:
Series A — 712,176 shares designated; 712,166 shares issued and outstanding actual (0 shares issued and outstanding, pro forma and pro forma as adjusted)	1,286	—	—
Series B — 3,847,993 shares designated; 3,311,174 shares issued and outstanding actual (0 shares issued and outstanding, pro forma and pro forma as adjusted)	6,255	—	—
Series C — 3,288,611 shares designated; 3,288,605 shares issued and outstanding actual (0 shares issued and outstanding, pro forma and pro forma as adjusted)	17,515	—	—
Series D — 3,378,310 shares designated; 3,148,998 shares issued and outstanding actual (0 shares issued and outstanding, pro forma and pro forma as adjusted)	49,211	—	—

	As of June 30, 2004

		Pro	Pro Forma
	Actual	Forma(1)	as Adjusted(2)

	(In thousands)
Stockholders’ equity (deficit):
Common stock, $.003 par value: 16,975,264 shares authorized; 2,132,530 shares issued and outstanding; 12,593,473 shares issued and outstanding, pro forma; and 17,138,928 shares issued and outstanding, pro forma as adjusted)	6	35	49
Additional paid-in capital	6,723	80,961	124,947
Accumulated deficit	(58,238)	(67,418)	(67,418)
Accumulated other comprehensive income	230	230	230
Deferred stock compensation	(2,585)	(2,585)	(2,585)

Total stockholders’ equity (deficit)	(53,864)	11,223	55,223

Total capitalization	$20,698	$13,183	$57,183

(1)	We are obligated to pay up to $11.1 million under our management incentive compensation plan to senior management and other key employees in connection with this offering, of which we intend to pay $9.4 million upon completion of the offering and $1.7 million over time after the offering based on continued service or other performance criteria. The $1.7 million is reflected as a long-term liability, offset by an asset for the deferred compensation costs. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering at which time the amount contributed would be treated as a compensation expense. The pro forma consolidated balance sheet data table above gives recognition to the liability to pay $9.4 million at closing and the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock as of the most recent fiscal period presented.
(2)	The pro forma as adjusted consolidated balance sheet data table above gives effect to the expected net offering proceeds, the $9.4 million payment from cash on hand to senior executives and other key employees under the terms of our management incentive compensation plan and the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock as of the most recent fiscal period presented. All or a portion of the remaining $1.7 million we intend to pay under our management incentive compensation plan may be contributed to a 401(k) plan upon or after the closing of this offering. To the extent such a contribution is made, it would reduce our cash and would be treated as a compensation expense at the time of the contribution.

DILUTION

      If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

      Our pro forma net tangible book value as of June 30, 2004 was approximately $9.6 million or $0.76 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our deferred offering costs and the amount of our total liabilities, divided by the number of shares of common stock outstanding on a pro forma basis after giving effect to the one-time payments to senior management of $9.4 million, a 1 for 2.74 reverse stock split of our common and preferred stock that occurred on August 5, 2004, and the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock following the stock split and before the closing of this offering. We are obligated to pay up to $11.1 million to senior management and other key employees in connection with this offering, of which we intend to pay $9.4 million from cash on hand upon completion of the offering and $1.7 million over time after the offering based on continued service or other performance criteria. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering, at which time the amount contributed would be treated as a compensation expense. The table below reflects a reduction of pro forma book value of $9.4 million to give effect to the expected amount of the payment.

      After giving effect to the sale of the 4,545,455 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2004 would have been approximately $55.2 million or $3.22 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.46 per share to existing stockholders and an immediate dilution of $7.78 per share to new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share before this offering	$0.76
Increase in pro forma net tangible book value per share attributable to this offering	2.46
Pro forma as adjusted net tangible book value per share after this offering		3.22

Dilution per share to new investors		$7.78

      If the underwriters exercise their over-allotment option in full, our pro forma as adjusted net tangible book value as of June 30, 2004 would have been $3.36 per share, representing an immediate increase in pro forma as adjusted net tangible book value of $2.60 per share to existing stockholders and an immediate dilution of $7.64 per share to new investors.

      The following table sets forth on a pro forma as adjusted basis as of June 30, 2004:

•	the number of shares of our common stock purchased by existing stockholders, the total consideration and the average price per share paid for those shares;

•	the number of shares of our common stock purchased by new investors, the total consideration and the average price per share paid for those shares (at an assumed initial public offering price of $11.00 per share); and

•	the percentage of shares purchased by existing stockholders and new investors and the percentage of consideration paid for those shares.

      These pro forma numbers give effect to a 1 for 2.74 reverse stock split of our common and preferred stock that occurred on August 5, 2004 and the automatic conversion of 10.5 million outstanding shares of our preferred stock into an equal number of shares of our common stock following the stock split and before the closing of this offering.

	Total		Total
	Shares		Consideration		Average
					Price per
	Number	%	Amount	%	Share

Existing stockholders	12,593,473	73.5%	$77,218,864	60.7%	$6.13
New investors	4,545,455	26.5	50,000,000	39.3	11.00

Total	17,138,928	100.0%	$127,218,864	100.0%

      The outstanding share information in the table above excludes:

•	1,114,117 shares issuable upon the exercise of outstanding stock options under our stock option plans at a weighted average exercise price of $1.34 per share;

•	an aggregate of 138,031 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.66 per share; and

•	800,652 additional shares of common stock available for future issuance under our stock option plans as of the date of this prospectus.

      If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 72.0% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted percentage of shares of our common stock held by new investors will increase to 4,893,182, or approximately 28.0% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

      The table below assumes the exercise of all outstanding stock options and the exercise of warrants to purchase shares of our common and preferred stock outstanding at June 30, 2004:

	Total		Total
	Shares		Consideration		Average
					Price per
	Number	%	Amount	%	Share

Existing stockholders	12,593,473	68.5%	$77,218,864	59.6%	$6.13
Shares subject to options and warrants	1,252,148	6.8	2,277,896	1.8	1.82

New investors	4,545,455	24.7	50,000,000	38.6	11.00

Total	18,391,076	100.0%	$129,496,760	100.0%

      Your investment may be further diluted if we grant more options or issue more warrants in the future.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table presents selected historical consolidated financial data as of, and for the years ended, December 31, 1999, 2000, 2001, 2002 and 2003, which has been derived from our audited consolidated financial statements. The consolidated statements of operations data for each of the six months ended June 30, 2003 and 2004, and the consolidated balance sheet data as of June 30, 2004 are derived from our unaudited consolidated financial statements. Our consolidated financial statements as of, and for the years ended, December 31, 2002 and 2003 were audited by BDO Seidman, LLP, and our consolidated financial statements as of, and for the years ended, December 31, 1999, 2000 and 2001 were audited by another auditor. You should read this information together with “Summary Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

						Six Months
	Years Ended December 31,					Ended June 30,

	1999	2000	2001	2002	2003	2003	2004

(In thousands, except per share data)
Statement of Operations Data:
Revenues	$1,941	$10,979	$19,733	$19,780	$30,013	$13,729	$19,996
Cost of revenues (exclusive of depreciation shown below)(1)	2,939	15,020	12,573	11,188	12,921	6,059	10,549
Selling, general & administrative(1)(2)	7,402	37,759	15,128	5,587	6,134	3,011	4,421
Depreciation and amortization	187	1,957	3,795	4,065	3,166	1,772	1,844
Restructuring charges(3)	—	3,038	—	3,824	(345)	—	(22)

Income (loss) from operations	(8,587)	(46,795)	(11,763)	(4,884)	8,137	2,887	3,204
Interest expense	(37)	(716)	(790)	(506)	(3)	(2)	—
Interest income	291	1,484	895	90	75	34	33
Gain on the extinguishment of debt(4)	—	—	—	2,430	—	—	—
Other income (expense)	—	—	1	(9)	8	11	(5)

Income (loss) before provision for income taxes	(8,333)	(46,027)	(11,657)	(2,879)	8,217	2,930	3,232
Provision for income taxes(5)	—	—	13	13	231	81	103

Net income (loss)(6)	$(8,333)	$(46,027)	$(11,670)	$(2,892)	$7,986	$2,849	$3,129

Net income (loss) per share of common stock:
Basic(7)	$(3.56)	$(19.24)	$(4.65)	$(1.14)	$3.15	$1.12	$1.29
Diluted(7)	$(3.56)	$(19.24)	$(4.65)	$(1.14)	$0.64	$0.23	$0.22
Weighted average number of common shares outstanding:
Basic(7)	2,339	2,392	2,512	2,533	2,533	2,533	2,427
Diluted(7)	2,339	2,392	2,512	2,533	12,560	12,190	13,999
Pro forma net income (loss) per share of common stock:
Basic(8)					$0.67		$0.26
Diluted(8)					$0.64		$0.22
Pro forma weighted average common shares outstanding:
Basic(8)					11,921		11,850
Diluted(8)					12,560		13,999

								Pro Forma
							Pro Forma	As Adjusted
	As of December 31,					As of	As of	As of
						June 30,	June 30,	June 30,
(In thousands)	1999	2000	2001	2002	2003	2004	2004(9)	2004(10)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$16,213	$21,998	$8,613	$5,179	$12,151	$12,977	$12,977	$47,997
Working capital (deficit)	15,648	15,165	5,179	4,124	11,798	8,804	(376)	44,079
Total assets	18,948	36,187	22,715	15,259	22,535	29,620	31,540	66,560
Long term liabilities, less current portion	99	2,970	3,011	176	267	295	1,960	1,960
Redeemable convertible preferred stock	24,899	74,110	74,110	74,110	74,110	74,267	—	—
Total stockholders’ equity (deficit)	(8,325)	(50,974)	(61,778)	(64,714)	(56,611)	(53,864)	11,223	55,223

(1)	Included in expenses above are non-cash stock based compensation charges of:

						Six Months
	Years Ended December 31,					Ended June 30,

	1999	2000	2001	2002	2003	2003	2004

(In thousands)
Cost of revenues	$38	$94	$25	$—	$61	$1	$299
Selling, general & administrative	337	2,342	633	—	58	1	611

	$375	$2,436	$658	$—	$119	$2	$910

(2)	Selling, general and administrative expenses for 2000 when compared to 1999, include increases of $4.1 million of costs associated with television and print advertising, tradeshows and other marketing expenses, $6.7 million of costs associated with additional sales personnel and related sales activity, $8.3 million of costs associated with additional information technology personnel and the development of our telecommunication infrastructure, $9.3 million of costs associated with the growth of our Los Angeles, St. Louis and Manila administrative operations and $2.0 million in non-cash, stock-based costs.
(3)	Restructuring charges are comprised of estimated and actual obligations for various non-cancelable leases, the write-down of abandoned leasehold improvements and fixed assets at customer care centers in the United States where we terminated operations, and severance and other U.S. employee-related costs in connection with the movement of our operations, first to St. Louis, and then to the Philippines.
(4)	Gain on the extinguishment of debt relates to the extinguishment of an equipment loan.
(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Accounting for income taxes” for additional information.
(6)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a comparison of quarterly net income (loss) for 2002 and 2003.
(7)	For information regarding the computation of per share amounts, refer to Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus. The basic and diluted share and per share amounts in the consolidated statement of operations table above have been restated to give retroactive effect to the 1 for 2.74 reverse stock split.
(8)	The pro forma share and per share amounts in the consolidated statement of operations table above give retroactive effect to the 1 for 2.74 reverse stock split and reflect the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock, as if they had occurred on January 1, 2003 or the later dates on which some of the shares of preferred stock were issued. These amounts do not reflect a charge of $9.2 million, net of income taxes, for payments to be made under the company’s management incentive compensation plan upon completion of the offering. These payments will result in a charge to earnings in the period in which the offering is completed.
(9)	We are obligated to pay up to $11.1 million under our management incentive compensation plan to senior management and other key employees in connection with this offering, of which we intend to pay $9.4 million upon completion of the offering and $1.7 million over time after the offering based on continued service or other performance criteria. The $1.7 million is reflected as a long-term liability, offset by an asset for the deferred compensation costs. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering, at which time the amount contributed would be treated as a compensation expense. The pro forma consolidated balance sheet data table above gives recognition to the liability to pay $9.4 million at closing, and the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock as of the most recent fiscal period presented.

(10)	The pro forma as adjusted consolidated balance sheet data table above gives effect to the expected net offering proceeds, the $9.4 million payment from cash on hand to senior executives and other key employees under the terms of our management incentive compensation plan and the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock as of the most recent fiscal period presented. All or a portion of the remaining $1.7 million we intend to pay under our management incentive compensation plan may be contributed to a 401(k) plan upon or after the closing of this offering. To the extent such a contribution is made, it would reduce our cash and would be treated as a compensation expense at the time of the contribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

      We provide offshore BPO services from our facilities in the Philippines. We provide customer management services for U.S.-based clients who wish to outsource this function. We currently service 32 U.S.-based clients in a variety of industries. Our three largest customer management service clients in 2003 were Expedia, Network Solutions and EarthLink, which collectively accounted for 88% of our 2003 revenues. These clients and another client, StarNumber (a subsidiary of InPhonic) accounted for 83% of our revenues for the six months ended June 30, 2004. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 62% of our revenues for the six months ended June 30, 2004. Expedia and Network Solutions have been clients since 2000 and were our two largest clients in 2001 and 2002. EarthLink and StarNumber first engaged our services in 2002 and 2003, respectively.

      In July 2003, we also began providing accounts receivable management services for past-due receivables, which consist of defaulted accounts that our clients have written off their books, and accounts that are in default but have not yet been written off by our clients. We plan to focus our accounts receivable management services primarily on collecting defaulted consumer receivables on a contingent basis that have been written off by the creditor. We also intend to perform early-stage accounts receivable collection services on defaulted consumer accounts that have not been written off on a fixed-fee hourly basis by managing collection of accounts receivables of at-risk customers for our clients and quickly restoring their relationship to a current payment status.

      We were formed in 1998. Our revenues have grown from $1.9 million in 1999 to $30.0 million in 2003. During the same period our net income grew from losses of $8.3 million in 1999 and $46.0 million in 2000 to a profit of $8.0 million in 2003. The growth in net income was primarily attributable to the improvement in the quality of the client base in our customer management business, which enabled us to build revenues, and our move to the Philippines, which allowed us to reduce our operating costs, improve our margins and offer cost savings to our clients.

Background

      We began providing outsourced customer management services in 1998 from our outsourcing center location in Los Angeles. Through 1999, we employed close to 362 customer care professionals in Los Angeles and developed a client base consisting of more than 51 providers of Internet-based services. In 2000, due to the downturn in the Internet services industry, many of our clients went out of business or were unable to continue using our services and terminated their engagement with us. In an effort to reduce operating costs and gain a competitive advantage, in 2000 and 2001, we restructured our business by relocating our outsourcing operations first to St. Louis, Missouri and then to the Philippines. In connection with our relocation to the Philippines, in 2000, we purchased the assets of a Philippine-based outsourcing company and formed PeopleSupport (Philippines), Inc. to function as our wholly-owned operating subsidiary in the Philippines. The restructuring of our operations resulted in significant cost savings due to reductions in labor and lease expenses. We benefited from substantially lower wage rates in the Philippines and gained access to a large pool of skilled, college-educated English speaking professionals. We also benefited from abundant and cost-effective telecommunications capacity linking the Philippines with our data centers in the United States. As the demand for our offshore outsourced services grew, we expanded our outsourcing operations in the Philippines. We currently maintain four outsourcing facilities and employ more than 3,100 personnel in the Philippines. In 2003, we completed the migration of our outsourcing operations in the Philippines and closed our facility in St. Louis.

      In July 2003, we began providing accounts receivable management services. We provide these services through our wholly-owned operating subsidiary, STC Solutions Inc., which is a Delaware corporation formed in October 2002. In May 2003, we formed ProArm Management, Inc., a Delaware corporation, to engage in the business of acquiring debt portfolios on an opportunistic basis. Through the date of this prospectus, we have used approximately $0.7 million to purchase debt portfolios, and we do not expect these activities to constitute a material portion of our business.

Quarterly Results of Operations and Performance Trends

      The following table sets forth selected quarterly consolidated statement of operations data for the ten most recent quarters. The information for each of these quarters has been derived from our unaudited financial statements for these periods, which have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended,

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004

	(In thousands, except per share data)
Revenues	$4,824	$4,522	$4,824	$5,610	$6,409	$7,320	$7,720	$8,564	$9,551	$10,445
Cost of revenues (exclusive of depreciation shown below)(1)	3,048	2,775	2,617	2,748	2,955	3,103	3,065	3,798	4,627	5,922
Selling, general and administrative(1)	1,672	1,072	1,206	1,637	1,390	1,621	1,520	1,603	2,247	2,174
Depreciation and amortization	1,074	1,019	1,050	922	915	857	685	709	796	1,048
Restructuring charges(2)(3)(4)	3,832	(8)	—	—	—	—	366	(711)	—	(22)
Gain on the extinguishment of debt(5)	—	—	—	2,430	—	—	—	—	—	—

Net income (loss)	$(4,920)	$(464)	$(169)	$2,661	$1,130	$1,719	$2,042	$3,095	$1,839	$1,290

Basic net income (loss) per share(6)	$(1.94)	$(0.18)	$(0.07)	$1.05	$0.45	$0.68	$0.81	$1.22	$0.71	$0.57
Diluted net income (loss) per share(6)	(1.94)	(0.18)	(0.07)	0.22	0.09	0.14	0.16	0.23	0.13	0.09
Pro forma basic net income (loss) per share(7)					$0.09	$0.14	$0.17	$0.26	$0.15	$0.11
Pro forma diluted net income (loss) per share(7)					0.09	0.14	0.16	0.23	0.13	0.09

(1)	Included in expenses above are non-cash stock based compensation charges of:

	Three Months Ended,

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004

	(In thousands)
Cost of revenues	$—	$—	$—	$—	$—	$1	$6	$54	$146	$153
Selling, general and administrative	—	—	—	—	—	1	6	51	295	316

	$—	$—	$—	$—	$—	$2	$12	$105	$441	$469

(2)	in the quarter ended March 31, 2002, we recorded a restructuring charge in the amount of $3.8 million primarily related to the closure of nearly all of our operations in St. Louis, Missouri;

(3)	in the quarter ended September 30, 2003, we recorded a loss on disposal of assets in the amount of $1.1 million related to the final closure of our St. Louis operation, and we released a portion of the prior year’s excess accrual for restructuring in the amount of $0.7 million; and

(4)	in the quarter ended December 31, 2003, we released a portion of the prior year’s excess accrual for restructuring in the amount of $1.2 million, based on lower than anticipated actual expense for severance obligations, which was partially offset by charges of $0.5 million for severance-related and facilities costs in St. Louis.

(5)	in the quarter ended December 31, 2002, we recorded a $2.4 million gain relating to our extinguishment of an equipment loan at less than the outstanding balance.

(6)	The basic and diluted per share amounts in the consolidated statement of operations table above have been restated to give retroactive effect to the 1 for 2.74 reverse stock split.

(7)	The pro forma per share amounts in the consolidated statement of operations table above give retroactive effect to the 1 for 2.74 reverse stock split and reflect the automatic conversion of 10.5 million outstanding shares of our preferred stock into shares of our common stock, as if they had occurred on January 1, 2003 or the later dates on which some of the shares of preferred stock were issued. For the purposes of the pro forma income (loss) per share calculations, the expected payments to senior management discussed below under “— Non-recurring Charges and Gains — Compensation Obligations” are considered compensation payments and not a distribution to shareholders.

     As reflected in the above table, net income has increased from a loss of $4.9 million in the quarter ended March 31, 2002, to a profit of $1.3 million in the quarter ended June 30, 2004.

     Sources of Revenues

      We have derived our revenues primarily from customer management fees, which include:

•	time-delineated or session based fees, including hourly or per minute charges and charges per interaction, which are separately negotiated on an individual client basis; and

•	implementation fees, including revenues associated with the installation and integration of new clients into our telecommunications, information technology and client reporting structures.

      During the five fiscal years ended December 31, 2003, substantially all of our revenues were derived from customer management fees. Also, substantially all of our revenues have consisted of time-delineated or session based fees. Implementation fees have accounted for a small portion of our revenues. We expect that for the foreseeable future our revenues will continue to be comprised primarily of customer management fees, even as we seek to grow revenues in other business areas. Aggregate revenues generated from our accounts receivable management business, which we initiated in July 2003, represented less than 1% of our total revenues in 2003.

      In addition, during the same five year period ended December 31, 2003, all of our revenues were derived from U.S.-based clients. We conduct financial due diligence and credit reviews of our clients prior to entering into contractual relationships. In 2003, our top three clients accounted for approximately 88% of our revenues. These clients and another client, StarNumber, accounted for 83% of our revenues for the six months ended June 30, 2004. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 62% of our revenues for the six months ended June 30, 2004. Our contract with Expedia expires in May 2007, our contract with StarNumber expires in November 2005 and our contract with Network Solutions expires in December 2004. Our contract with EarthLink expires in January 2005, but will automatically renew each year for a one year period unless terminated by EarthLink or us prior to the end of the term. Many of our clients may terminate their contracts with us before their expiration with no penalties or limited penalties or they may refuse to extend their contracts after the contracts expire.

     Key Expense Categories

      Cost of revenues. Cost of revenues consists primarily of salaries, payroll taxes and employee benefit costs of our professionals in the Philippines. Our cost of revenues is impacted by prevailing salary levels and our ability to efficiently manage and utilize our employees. Our workforce management group continuously monitors service levels and staffing requirements to ensure efficient use of our employees and workstations. Although we generally have been able to reallocate our professionals as client demand has fluctuated, an unanticipated termination or significant reduction by a major client may cause us to experience a higher-than-expected number of unassigned professionals, which would cause cost of revenues to increase as a percentage of revenues. As a percentage of revenues, cost of revenues is also affected by the productivity of our workforce, and productivity is in turn affected by training and experience. We therefore emphasize recruitment, training and retention to maintain and improve productivity. Additionally, cost of revenues includes: telecommunications costs; information technology costs; rent expense, facilities support and customer management support costs related to the operation of outsourcing and data centers; and consulting services related to our customer management consulting group in the United States. Cost of revenues does not include depreciation of assets used in the production of revenues.

      In certain periods we strategically invest in expanding our outsourcing delivery capabilities to meet anticipated increases in demand from new and existing clients. The costs of expansion primarily include compensation and training of additional outsourcing and support personnel, including middle and upper management, rental of facilities and expenses related to facilities, information technology, telecommunications and transmission rights. Our strategic investment in expanded client service capacity will generally occur ahead of anticipated increases in client demand. We believe this is necessary in order for us to be prepared to quickly provide additional high quality services when demand increases, even though we generally do not have specific commitments from existing or prospective clients for increased volume. As a result, we have experienced, and expect in the future to experience, periods of overcapacity and higher costs of revenues, which we intend will be followed by lower costs of revenues as increases in demand enable us to utilize our expanded capacity. Although our investment in developing client service capacity may result in near term overcapacity and reduced operating margins, we believe the investment is essential to attract and retain additional clients. The success of this approach depends on our ability to correctly anticipate and continue building demand for our services.

      Selling, general and administrative. Selling, general and administrative expenses consist primarily of expenses incurred at our U.S.-based corporate headquarters, including sales and administrative employee-related expenses, sales commissions, professional fees, information technology costs, travel, marketing programs (which include product marketing expenses, corporate communications, conferences, other brand building and advertising) and other corporate expenses. Following this offering, we expect to incur increased expenses for legal, insurance, auditing, investor relations, shareholders meetings, printing and filing fees, as well as employee-related expenses for regulatory compliance and other costs, of approximately $2 million annually. We also expect selling, general and administrative expenses to increase as we add personnel and incur additional fees and costs related to the growth of our business and operations.

      Depreciation and amortization. We currently purchase substantially all of our equipment. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of assets, which range from three to five years. We amortize leasehold improvements on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. If the actual useful life of any such asset is less than the estimated depreciable life, we would record additional depreciation expense or a loss on disposal to the extent the net book value of such asset is not recovered upon sale.

      Restructuring charges. In December 2000, we recorded a charge of approximately $3.0 million related to a restructuring program to reduce administrative costs and streamline operations into our lower-cost operating centers, primarily in St. Louis and Manila. Operating costs in these locations were significantly lower than those in our Los Angeles location and this was the primary reason for the reorganization and related restructuring charge. The charge was comprised of approximately $0.7 million for the write-down of assets, $0.8 million of lease termination costs, and $1.5 million for severance and related costs in connection with the elimination of approximately 130 positions from our Los Angeles outsourcing centers.

      In March 2002, we initiated a reorganization plan in an effort to further reduce future operating costs by streamlining operations into our lower-cost operating centers in Manila. Operating costs in our Manila locations were significantly lower than those in our Los Angeles and St. Louis locations and was the primary reason for the reorganization. As a result of this reorganization, we recorded a charge of approximately $3.9 million with respect to staffing reductions at our Los Angeles and St. Louis facilities. The charge was comprised of approximately $1.5 million for the write-down of assets, $1.2 million of lease termination costs, and $1.1 million for severance and related costs in connection with the elimination of approximately 45 positions from our Los Angeles and St. Louis outsourcing centers.

      In 2003, we initiated a restructuring plan to further reduce future operating costs by completely closing our St. Louis outsourcing center and transferring those functions to our lower-cost outsourcing centers in Manila. As a result of this reorganization and the closure of this facility, we recorded a charge of approximately $0.6 million with respect to staffing reductions, asset impairments, and lease termination costs. The charge was comprised of approximately $0.3 million for the write-down of abandoned leasehold improvements, $0.3 million of lease termination costs, and $0.1 million for severance and related costs in connection with the elimination of approximately 22 positions from our St. Louis outsourcing center. We also released approximately $1.0 million of the 2002 accrued restructuring liability based on lower than anticipated actual expenses for the 2002 lease termination and severance costs. This amount was comprised of $0.3 million of lease termination costs and $0.6 million of severance related costs. As a result of the release of the 2002 accrual, we recorded a net restructuring credit in the amount of $0.3 million in 2003. See Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

      During the six months ended June 30, 2004, the Company made cash payments of $3,000 and released the remaining $22,000 of restructuring reserves.

Non-recurring Charges and Gains

      Gain on extinguishment of debt. In 2002, we recorded a gain on the extinguishment of an equipment loan. We paid off the debt at less than the remaining committed balance and retained the equipment.

      Compensation obligations. We are obligated to pay up to $11.1 million to senior management and other key employees in connection with this offering, of which we intend to pay $9.4 million from cash on hand upon completion of the offering and $1.7 million over time after the offering based on continued service or other performance criteria. This $9.4 million payment will be recorded as a compensation expense. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering, at which time the amount contributed would be treated as a compensation expense. Our 2004 income will be reduced by $9.4 million plus the amount of any 401(k) contribution. Compensation expense will be incurred, and future income will be reduced, as and when any such 401(k) contribution is made or upon the earlier of vesting or payment of the remaining $1.7 million. Due to the contingent nature of this obligation, we did not accrue related charges in any periods presented.

Critical Accounting Policies and Estimates

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates. We believe that, of our significant accounting policies described in Note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to assist investors in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenues and Deferred Revenue Recognition

      Revenues are recognized pursuant to applicable accounting standards, including Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” or SAB 101, and Staff Accounting Bulletin 104, “Revenue Recognition,” or SAB 104. SAB 101, as amended, and SAB 104 summarize certain of the Securities and Exchange Commission, or SEC, staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements and provide guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry.

      We primarily recognize our revenues from services as those services are performed under a signed contract. We recognize:

•	customer management fees, excluding implementation fees, as those services are performed;

•	implementation fees ratably over the life of the contract; and

•	commission revenues for contingent accounts receivable management contracts upon receipt of collected funds.

      Deferred revenue represents amounts billed or cash received in advance of revenue recognition. As of December 31, 2003 and June 30, 2004 our balance sheets reflect $1.2 and $1.7 million in deferred revenues, respectively.

Accounting for Stock-based Awards

      We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Under SFAS No. 123, companies have the option to measure compensation costs for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25. Under APB No. 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. We have chosen to use the intrinsic value method to measure our compensation costs. The impact of recording employee stock-based awards at fair value, using the minimum value method, is further described in Note 2 of the notes to our consolidated financial statements. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based upon several factors, including, but not limited to, our operating and financial performance, sales of convertible preferred stock to third parties, U.S. public company valuations in our marketplace, the rights and preferences of securities senior to common stock.

      In the past, we awarded a limited number of stock options to employees and non-employees at exercise prices that were subsequently determined to have been below fair market value. For these options, we record deferred stock-based compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. We amortize the deferred compensation charges on an accelerated method over the vesting period of the underlying option awards.

      The fair value of our common stock has been determined based on the following additional factors: market conditions in the offshore BPO industry and the performance of competing BPO service providers, the marketability of our stock, the level of our client concentration, increases or decreases in the volume of business from our clients, and our general business prospects. In determining the fair value of our common stock, we relied on several valuation methodologies, including valuations based on discounted cash flows and enterprise value.

      Significant factors contributing to the difference between the fair value of our common stock in prior periods and the estimated offering price of our common stock include: fluctuations in the stock price of competing providers of BPO services and our competitive position, and the uncertainty of completing our initial public offering, which may be influenced by market and other factors beyond our control.

      The following table shows the intrinsic value of stock options outstanding as of June 30, 2004 using an $11.00 estimated offering price.

	Options
				Intrinsic
Exercise Price Per Share	Unvested	Vested	Total	Value

				(In thousands)
$0.03	—	32,846	32,846	$360
$0.19	—	112,732	112,732	1,219
$0.41	641,461	94,268	735,729	7,791
$1.15	—	16,423	16,423	162
$1.89	—	32,481	32,481	296
$5.15	7,878	91,028	98,906	579
$6.85	85,000	—	85,000	353

	734,339	379,778	1,114,117	$10,760

      For the years ended December 31, 1999, 2000, 2001 and 2003, we recorded $0.4 million, $2.4 million, $0.7 million and $0.1 million, respectively, in non-cash, stock-based compensation expense. There was no deferred stock-based compensation required to be amortized in 2002. For the six months ended June 30, 2004, we recorded $0.9 million in non-cash, stock based compensation expense.

      We issue both incentive and nonqualified stock options. Most of the options granted to date have been incentive stock options. We receive a tax deduction at exercise of nonqualified stock options for the excess of market value over the exercise price, the tax benefit of which is recorded directly as an increase to stockholders equity. The exercise of incentive stock options does not create any tax deductions for us.

Accounting for Income Taxes

      In connection with preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the assessment of our net operating loss carryforwards, as well as estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserve and accrued liabilities, for tax and accounting purposes. We then assess the likelihood that deferred tax assets, consisting primarily of our net operating loss carryforwards, will be realized or recovered from future taxable income. To the extent we believe that recoverability of our deferred tax assets is not likely, we are required to establish a valuation allowance. Based on our history of operating losses, we do not have a sufficient basis to project that future income will be sufficient to realize the deferred tax assets during the period in which our net operating loss carryforwards remain available. We have established a valuation allowance against the full value of our deferred tax assets due to the uncertainty surrounding the realization of these assets. We periodically evaluate the recoverability of the deferred tax assets and at such time as we determine that the recoverability of deferred tax assets becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets. The effect of a change in judgment concerning the realizability of deferred tax assets would be included in income from ongoing operations. Our deferred tax assets as of December 31, 2002 and 2003 and June 30, 2004 were $26.7, $20.6 and $19.5 million, respectively.

      At December 31, 2003, we had U.S. and California net operating loss carryforwards of approximately $95.6 million, which may be used to offset future U.S. taxable income. Our carryforwards expire through 2023 and are subject to review and possible adjustment by tax authorities. The State of California has issued a moratorium on the use of loss carryforwards for the years 2002 and 2003. We have adjusted our provision for income taxes for the State of California accordingly. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions. Section 382 of the Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income where a corporation has undergone significant changes in its stock ownership. In 2004, we completed an analysis to determine the potential applicability of any annual limitations imposed by Section 382 using assumptions regarding the respective values of classes of our stock. Based on our analysis, we do not believe our net operating losses are currently subject to Section 382 limitations and will not become subject to such limitations solely as a result of this offering. Under Section 382, however, future ownership changes (including, but not limited to, significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock) may affect our ability to use our net operating loss carryforwards. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

      We are currently the beneficiary of income tax holiday incentives granted by two governing agencies of the Philippines, the Board of Investments and Philippine Economic Zone Authority. A majority of our current facilities in Manila are covered by the Board of Investments, and our Cebu facilities are covered by the Philippine Economic Zone Authority. An application has been made for the PeopleSupport Center to be covered by the Philippine Economic Zone Authority. Both agencies have granted us income tax holidays with durations of four to six years, with the possibility of two to three year extensions. Our current income tax holidays expire at staggered dates beginning in 2006 and ending in 2008, and we intend to apply for an extension. While no assurance can be given at present, we understand it is the current practice of both the Board of Investments and Philippine Economic Zone Authority to grant extensions on such tax holidays as a means of attracting foreign investment in specified sectors, including the outsourcing industry.

      We believe that as our Philippine tax holidays expire, (i) gross income (defined for this purpose to mean the amount of our cost-plus transfer payments to our Philippine subsidiary in excess of certain allowable deductions) attributable to activities covered by our Philippine Economic Zone Authority registrations will be taxed at a 5% preferential rate, and (ii) our Philippine net income attributable to all other activities (including activities covered by our Board of Investments registrations) will be taxed at the regular Philippine corporate income tax rates of 32%. Our effective overall Philippine income tax rate will vary as the revenue generating activity at each outsourcing center becomes taxable upon expiration of the income tax holiday applicable to that center.

Restructuring Charges and Exit Costs

      In 2000 and 2002, we recorded restructuring charges pursuant to Emerging Issues Task Force, or EITF, 94-3, “Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” which states exit costs should be treated as a liability if the commitment date has been established, if the costs are true exit costs and if the costs can be accepted for recognition at the commitment date. EITF 94-3 likewise addresses recognition of costs related to the involuntary termination of employees as liabilities. These costs are estimated and reviewed annually and, if revised, may result in changes to our restructuring expense should different conditions prevail than were anticipated in our original estimates. In 2003, we recorded restructuring charges pursuant to SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under SFAS No. 146 a liability is recognized at fair value in the period incurred rather than at the date of commitment to a restructuring plan.

      Long-lived asset impairment. Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amounts may not be recoverable. When these events or changes in circumstances indicate that the carrying amount would be impaired, undiscounted cash flow analyses would be used to assess other long-lived impairment. The estimation of future cash flows involves considerable management judgment. Included in the restructuring charges for the years 2003 and 2002 are charges for the write down of long-lived assets in the amounts of $0.4 million and $1.5 million, respectively.

Results of Operations

      The following table shows the listed items from our consolidated statements of operations as a percentage of revenues for the periods presented.

				Six Months
	Years Ended			Ended
	December 31,			June 30,

	2001	2002	2003	2003	2004
Consolidated Statements of Operations Data:

				(Unaudited)
Revenues	100%	100%	100%	100%	100%
Cost of revenues (exclusive of depreciation shown below)	64	57	43	44	53
Selling, general and administrative	77	28	20	22	22
Depreciation and amortization	19	21	11	13	9
Restructuring charges	0	19	(1)	0	0

Income (loss) from operations	(60)	(25)	27	21	16
Interest income (expense)	1	(2)	0	0	0
Gain on the extinguishment of debt	0	12	0	0	0
Provision for income taxes	0	0	0	1	1

Net income (loss)	(59)%	(15)%	27%	21%	16%

Six months ended June 30, 2003 compared with six months ended June 30, 2004

Revenues

      Our revenues increased by $6.3 million, or 46% from $13.7 million for the six months ended June 30, 2003 to $20.0 million for the six months ended June 30, 2004. The increase was primarily attributable to $4.7 million of customer management services associated with five new clients. The increase was also attributable to an increase of $1.5 million in customer management fees associated with a higher volume of services rendered to existing clients. We believe this increase resulted from our ability to capture a larger share of our clients’ outsourcing needs, as well as a general increase in our clients’ demand for outsourced services. The increase in revenues was partially offset by a 58% decline in revenues from Network Solutions for the six months ended June 30, 2004 compared to the six months ended June 30, 2003. We believe this decline was primarily due to Network Solutions’ improvement of its web-based, self-help technology, automation of its telephone inquiry system and expansion of its in-house customer management operations, which reduced Network Solutions’ demand for our services.

      We anticipate that customer management fees will continue to comprise a substantial majority of our revenues for the foreseeable future. As more companies enter the BPO market in the Philippines, we anticipate increases in competition and price pressure that could reduce our rate of revenue growth in the balance of 2004 and adversely impact revenues in future periods, as compared with our performance in 2003 and the first six months of 2004. In addition, we offer some of our clients volume-related discounts, which could impact our revenues as we expand volume.

Costs of revenues

      Our cost of revenues increased by $4.4 million, or 72%, from $6.1 million for the six months ended June 30, 2003 to $10.5 million for the six months ended June 30, 2004. The increase was primarily due to increased costs associated with the expansion of our outsourcing operations in the Philippines to meet increased demand from new and existing customers during the first half of 2004, and to add capacity for anticipated future increases in demand. Beginning in the first quarter of 2004 and increasing in the second quarter, we strategically invested in expanding our outsourcing delivery capabilities. The costs of expansion primarily include compensation and training of additional outsourcing and support personnel, including middle and upper management, rental of facilities and expenses related to facilities, information technology, telecommunications and transmission rights. Other investments in capitalized infrastructure expansion, including build out of facilities, purchase of computers, information technology and telecommunications equipment have been capitalized and will be expensed over time as depreciation and amortization, which is classified separately from cost of revenues.

      Primarily as a result of our strategic investment in expanding our capacity, our cost of revenues as a percentage of revenues increased from 44% for the six months ended June 30, 2003 to 53% for the six months ended June 30, 2004 (including $299 or 1% of non-cash, stock based compensation expense). Although our strategic investment in developing client service capacity may result in near term overcapacity and reduced operating margins, we believe the investment is essential to attract and retain additional clients. The success of this approach depends on our ability to correctly anticipate and continue building demand for our services. We plan to continue investing to expand our capacity through the end of 2004 and 2005 when we commence operations at the PeopleSupport Center, and intend that increases in demand for our services from new and existing clients will enable us to utilize our 2004 capacity enhancements beginning at the end of 2004 or early 2005.

      As more companies enter the BPO market in the Philippines, we anticipate increases in competition for qualified professionals and management personnel. This increasing competition could result in higher cost of revenues in the balance of 2004 and future periods, as compared with our performance in 2003 and the first six months of 2004, and could increase employee turnover.

Selling, general and administrative

      Selling, general and administrative expenses (SG&A) increased $1.4 million, or 47%, from $3.0 million for the six months ended June 30, 2003 to $4.4 million for the six months ended June 30, 2004. This was primarily due to the following increases in 2004 compared with 2003: $0.4 million of employee-related costs associated with the increase in headcount and start up of our accounts receivable management business, $0.2 million of commission payments resulting from the increase in revenue, $0.2 million of professional and consulting services and the recognition of $0.6 million of stock based compensation expense. Our SG&A expense as a percentage of revenues remained consistent at 22% (including $611 or 3% of non-cash stock based compensation expense) of revenue for the six months ended June 30, 2004, as compared with the six months ended June 30, 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2003

Revenues

      Our revenues increased by $10.2 million, or 52%, from $19.8 million in 2002 to $30.0 million in 2003. The increase was primarily attributable to increased customer management fees associated with a higher volume of customer management services rendered to new and existing clients. This increase was primarily attributable to an increase of $7.6 million in customer management fees associated with a higher volume of services rendered to existing clients. We believe this increase resulted from our ability to capture a larger share of our clients’ outsourcing needs, as well as a general increase in our clients’ demand for outsourcing services, particularly in the travel and hospitality industry. The increase in revenues also resulted, in part, from an increase of $2.6 million in customer management fees associated with services rendered to six new clients in the financial, telecommunications and technology industries.

Cost of Revenues

      Our cost of revenues increased by $1.7 million, or 15%, from $11.2 million in 2002 to $12.9 million in 2003. The increase was primarily attributable to increased costs of approximately $3.6 million associated with the expansion of our outsourcing operations in the Philippines and an increase in the number of customer management professionals. We anticipate that these costs will continue to increase as we expand our operations and increase the volume of customer management services we provide. We believe this trend will continue due to increased demand for our outsourced services by our existing clients, particularly those engaged in the travel and hospitality industry, and our ability to attract new clients. The increased costs in the Philippines were partially offset by a $2.6 million reduction in information technology, telecommunications and employee-related costs associated with our move to the Philippines. Our entire staff of customer management and accounts receivable management professionals was located in the Philippines at December 31, 2003, as compared with 93% at December 31, 2002. Due to the cost savings described above resulting from our move to the Philippines, our cost of revenues as a percentage of revenues decreased from 57% in 2002 to 43% in 2003.

Selling, General and Administrative

      Selling, general and administrative expenses (SG&A) increased by $0.5 million, or 9%, from $5.6 million in 2002, to $6.1 million in 2003. The increase is primarily attributable to operating expenses associated with our start up accounts receivable management business in the amount of $0.4 million. Our SG&A as a percentage of revenues decreased from 28% in 2002 to 20% in 2003. This decrease was due to a reduction in headcount related to the closure of our customer management operations in St. Louis.

      In 2003, we incurred no television or magazine advertising expenses. We do not expect to incur material advertising expenses in future periods, as we seek to increase sales through direct marketing and sales efforts.

Depreciation and Amortization

      Depreciation and amortization decreased by $0.9 million, or 22%, from $4.1 million in 2002 to $3.2 million in 2003. Depreciation related to hardware, software and other assets purchased to support additional personnel in the Philippines increased by over $0.2 million. However, this increase was more than offset by a decrease of $0.5 million due to software licenses reaching the end of their depreciation period and a $0.6 million charge related to the disposal of leasehold improvements and fixed assets in our former St. Louis facilities in 2002.

Restructuring Charges

      Restructuring charges decreased from $3.8 million in 2002 to a credit of $0.3 million in 2003. In 2002, we recorded restructuring charges related to the closure of some of our customer management operations in St. Louis, Missouri. $2.2 million of the restructuring charges recorded in 2002 were attributable to lease termination costs and $1.4 million of these charges were attributable to severance and related costs. These charges included our estimated costs for the write-down of assets, obligations for abandoned space in St. Louis, accounts payable restructuring, severance and other related costs. In 2003, we incurred restructuring expenses of approximately $0.4 million associated with the final closure of the remaining portion of our customer management operations in St. Louis, which primarily consisted of lease termination costs. This expense was more than offset by the reversal of approximately $0.7 million of the 2002 accrued restructuring liability, based on lower than anticipated actual expenses. As of December 31, 2003, we maintained a minor restructuring accrual balance of less than $0.1 million.

Interest Income (Expense)

      Interest expense was nominal in 2003, as compared with interest expense of $0.5 million in 2002. The decrease in interest expense resulted from the extinguishment of an outstanding equipment loan. As of December 31, 2003, we had no debt.

Gain on Extinguishment of Debt

      The gain in 2002 related to the extinguishment of a long term liability associated with an equipment loan in the amount of $2.4 million. Our outstanding loan balance as of November 1, 2002 was $4.1 million. We extinguished the loan by paying $1.7 million to the vendor and recorded a gain in the amount of $2.4 million. There were no similar gains or losses for 2003.

Provision for Income Taxes

      Our provision for income taxes was approximately $0.2 million in 2003, as compared with minimal provision for income taxes in 2002. Our effective tax rate for 2003 was approximately 3%, as compared with 0% in 2002. The 2003 provision represents income taxes payable in the state of California due to the moratorium imposed on the use of loss carryforwards effective for the years 2002 and 2003, and federal alternative minimum tax. We will continue to apply remaining net operating loss carryforwards in the United States in future years to mitigate our income tax liability, except to the extent limited by Section 382 of the Internal Revenue Code of 1986, as discussed above.

Year Ended December 31, 2001 Compared with the Year Ended December 31, 2002

Revenues

      Our revenues remained essentially constant at $19.7 million in 2001, as compared with $19.8 million in 2002. Our revenue mix changed from providing customer management services to 72 clients in 2001 to providing services to 15 clients in 2002, as a large number of our 2001 clients, including a number of Internet companies, either went out of business or used less of our services. Although we had a larger number of clients in 2001, they each accounted for a smaller portion of our revenues as compared with the revenues contributed by our clients in 2002. In addition, we changed our focus to higher revenue opportunities with larger clients. We retained and grew our two largest clients from 2001 to offset the loss of clients and revenue in 2002. These two clients represented 59% of our revenues in 2001 and 89% of revenues in 2002.

Cost of Revenues

      Our cost of revenues decreased by $1.4 million, or 11%, from $12.6 million in 2001 to $11.2 million in 2002. $4.9 million of the decrease was attributable to the reduction of customer management operations expenses in the United States as we migrated to the Philippines. The decrease was partially offset by additional expenses resulting from increased employee and infrastructure-related costs in the Philippines of approximately $2.5 million. Additionally, the decrease was partially offset by increased information technology costs of $1.0 million as we continued to build out our international information technology and telecommunication infrastructure in the Philippines and the United States. The expansion of our information technology and telecommunications infrastructure was related to the relocation of our outsourcing operations to the Philippines. At December 31, 2002, 93% of our customer management professionals were located at our outsourcing centers in the Philippines, as compared with 84% at December 31, 2001. Our cost of revenues as a percentage of revenues decreased from 64% in 2001 to 57% in 2002 as a result of cost savings in employee-related and infrastructure costs due to the migration of our outsourcing operations from St. Louis to the Philippines.

Selling, General and Administrative

      Selling, general and administrative expenses decreased by $9.5 million, or 63%, from $15.1 million in 2001 to $5.6 million in 2002. This was primarily attributable to the following reductions in 2002 compared with 2001: $5.9 million of employee-related costs associated with the reduction of headcount; $0.8 million in advertising and related marketing expenditures due to a reduction in television and magazine advertising; and $2.5 million in telecommunications, software licensing, recruiting, consulting, insurance and administrative expenses associated with the reduction in headcount. Our SG&A as a percentage of revenues decreased from 77% in 2001 (including $633 or 3% of non-cash stock based compensation expense) to 28% in 2002 due to reductions in employee-related costs, reduction of marketing expenditures and lower technology costs and expenses associated with headcount reductions, which were primarily related to the migration of our operations to lower-cost outsourcing centers in St. Louis and the Philippines.

      The reductions in headcount, telecommunication and other expenses resulted from the restructuring of our operations. There will be corresponding increases in headcount, telecommunication costs and other expenses, primarily consisting of expenses associated with recruiting and training customer management professionals, as we increase the volume of customer management services that we provide.

Depreciation and Amortization

      Depreciation and amortization increased by $0.3 million, or 8%, from $3.8 million in 2001 to $4.1 million in 2002. The increase was attributable to additional telecommunication, hardware and software depreciation associated with the expansion of customer management operations in the Philippines of $0.7 million, partially offset by the restructuring-related write-down of leasehold improvements and fixed assets, and their related amortization and depreciation, in St. Louis and Los Angeles, in the amount of $0.4 million.

Restructuring Charges

      Restructuring charges were $3.8 million in 2002, as discussed above. We had no restructuring costs in 2001.

Interest Income (Expense)

      Interest expense decreased by approximately $0.3 million or 38%, from approximately $0.8 million in 2001 to approximately $0.5 million in 2002. The decrease was attributable to the repayment of an equipment loan and an outstanding line of credit. Interest income declined by $0.8 million, or 89%, from approximately $0.9 million in 2001 to $0.1 million in 2002. The decrease in interest income was primarily due to declining interest rates and lower cash and cash equivalents.

Gain on Extinguishment of Debt

      As discussed above, in 2002 we recorded a gain in the amount of $2.4 million relating to the extinguishment of an equipment loan. There were no similar gains or losses for 2001.

Provision for Income Taxes

      We had minimal provision for income taxes for 2002 and 2001 due to losses incurred. In the Philippines, for those periods, we were the beneficiary of tax holiday incentives granted by taxing authorities.

Liquidity and Capital Resources

      We have financed our operations from inception primarily through cash flows from operations, sales of equity securities, equipment financings, and interest income earned on cash, cash equivalents and investments. To date, inflation has not had a material effect on our business for two reasons. First, the Philippines has historically experienced deflationary pressure on wages due to a fast growing population, high unemployment (13% in 2003) and 385,000 college graduates a year entering a market that cannot absorb all of them. Second, our peso denominated expenses have decreased in dollar terms due to the decline in the value of the peso relative to the dollar, as discussed below.

      As of June 30, 2004, we had working capital of $8.8 million including cash and cash equivalents totaling $13.0 million (excluding a restricted cash equivalent) and accounts receivable of $3.5 million.

      At December 31, 2003, our principal sources of liquidity were cash and cash equivalents totaling $12.2 million (excluding a restricted cash equivalent) and accounts receivable of $2.5 million. In 2002, we adopted a plan that requires us to make payments to senior management and other key employees upon completion of certain significant transactions, including an initial public offering of our common stock. The plan provides for payments in the maximum aggregate amount of $11.1 million if aggregate net proceeds received by us and the selling stockholders from this offering exceed $74.0 million. We intend to pay $9.4 million from cash on hand upon completion of the offering and $1.7 million over time after the offering, based on continued service or other performance criteria. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering, at which time the amount contributed would reduce cash and would be treated as a compensation expense.

      At December 31, 2002, we became subject to the registration requirements under Section 12(g) of the Exchange Act because we had over 500 holders of stock options. We recently filed a registration statement to register shares of our common stock under the Exchange Act, to become a publicly reporting entity. We estimate that we will incur additional annualized expenses of $2.0 million as a public company, primarily due to increased expenses that we will incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses, and investor and shareholder-related expenses.

Operating Activities

      Net cash provided by operating activities was $10.8 million in 2003, which was greater than our net income of $8.0 million. The difference is primarily due to $3.2 million of depreciation and amortization, partially offset by aggregate increases in working capital of $1.3 million. Net cash provided by operating activities was $0.5 million in 2002, which was greater than the net loss of $2.9 million. The difference is primarily attributable to $4.1 million of depreciation and amortization and a $1.5 million write-down of leasehold improvements related to restructuring, partially offset by a gain of $2.4 million associated with the extinguishment of debt. Net cash provided by operating activities increased by $1.6 million from $6.1 million to $7.7 million for the six months ended June 30, 2004 as compared to the six months ended June 30, 2003. The increase was primarily attributed to increased net income derived from increased revenues.

Investing Activities

      Net cash used in investing activities was $3.6 million during 2003. This amount included $3.4 million to purchase capital equipment. The capital expenditures included telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures in support of expanding our infrastructure. During 2003, we also acquired four portfolios of defaulted consumer credit card debt for $0.7 million, representing 2% of total portfolio balances. We do not presently expect such investments to be a meaningful factor in our future business, with future investments in portfolio purchases not expected to exceed $1.0 million per year. During 2003, there were no offsetting sales of short term investments.

      Net cash used in investing activities during the six months ended June 30, 2003 and 2004 was $0.6 million and $5.3 million. During the six months ended June 30, 2003, we incurred $0.9 million of capital expenditures associated with the expansion of the Philippine operations which was offset by $0.3 million of proceeds from the sale of short-term investments. Cash used in investing activities for the six months ended June 30, 2004 was comprised of $5.7 million of capital expenditures associated with the continuing expansion of the Philippine operating facilities, which was offset by $0.4 million of receivable portfolio collections.

      Net cash used in investing activities was $1.0 million during 2002 as a result of the sales of short term investments and the purchase of capital equipment in approximately the same amounts of $0.8 million, as well as the investment of $1.0 million in a restricted cash equivalent.

      We estimate that our capital expenditures, including expenditures already made, for 2004 will be approximately $8.0 million to $10.0 million, primarily for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures in support of expanding our infrastructure, which we may adjust based on trends in revenue and personnel in the Philippines. In 2005, we expect to move into a build-to-suit data and outsourcing center in Manila, Philippines (the PeopleSupport Center). We estimate potential build out costs for this facility of $6.4 million for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures. In 2005, we estimate build out costs of our infrastructure of $2.0 to $4.0 million primarily for telecommunications equipment, leasehold improvements, computer hardware and software, and furniture and fixtures in support of expanding our infrastructure, which we may adjust based on trends in revenue and personnel in the Philippines.

     Financing Activities

      Net cash used in financing activities of $0.2 million in 2003 as compared with $2.1 million in 2002, consisted primarily of repayments on an outstanding loan for equipment and a line of credit.

      Net cash used in financing activities during the six months ended June 30, 2003 and June 30, 2004 was $0.2 million and $1.6 million, respectively. For the six months ended June 30, 2003, $0.2 million was related to payments associated with our capital lease and line of credit. The increase in cash used in financing activities for the six months ended June 30, 2004 was primarily attributable to $0.5 million of deferred offering costs and the $1.35 million repurchase of common stock from one of our founders, offset by the absence of debt payments and $0.2 million of proceeds from the exercise of stock options and warrants.

      In May 2003, we renewed standby letters of credit in the aggregate amount of $0.7 million related to the lease of one of our offices in the Philippines and the lease of our headquarters in Los Angeles. In connection with these renewals, we granted a security interest in a certificate of deposit with a commercial bank to secure performance of our obligations under the standby letters of credit. Pursuant to the terms of the letters of credit, approximately $0.1 million of our security interest will be released in August 2004 and approximately $0.6 million will be released in August 2005.

      In July 2003, we entered into a revolving note in the original principal sum of $3.0 million. The revolving note is fully secured by a certificate of deposit in the same amount held at the lending institution. As of December 31, 2003, there was no outstanding balance and we retired this unused credit facility in April 2004.

      At December 31, 2003, we had a restricted cash equivalent in the amount of approximately $0.7 million, held in a certificate of deposit as collateral for our lending facilities, which will be released as discussed above.

      Based on our current level of operations, we expect that our cash flow from operations, together with the proceeds of this offering, will be adequate to meet our anticipated cash needs at least through 2005. Although we currently have no specific plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely incur debt or sell additional equity to finance those acquisitions.

Rescission Offer and Reporting Obligations

      For the first time at the end of any fiscal year, on December 31, 2002, options granted under our 1998 plan were held by more than 500 holders. As a result, we became subject to the registration requirements under Section 12(g) of the Securities Exchange Act of 1934, as amended, which requires every issuer having total assets of more than $10 million, and a class of equity security held of record by more than 500 or more persons, to register that class of equity security under the Exchange Act. We were required to comply with the registration requirements within 120 days after the end of the first fiscal year when we first met these asset and holder tests, and were required pursuant to Section 12 of the Exchange Act to file periodic and other reports under Section 13(a) of the Exchange Act.

      As a result of not having registered our securities under Section 12 and not having filed reports under Section 13(a) of the Exchange Act beginning in 2003, grants of certain options under our 1998 plan between January 1, 2003 through April 28, 2004 may not have been exempt from registration or qualification under federal and state securities laws, and we did not obtain any required registration or qualification. As a result, we intend to make a rescission offer to the U.S. holders of these options, which we intend to complete shortly after the completion of this offering. In order to comply with California securities law, we will offer to repurchase these options, and have applied to the California Department of Corporations for approval of the terms of the repurchase offer. We intend to offer to repurchase the options at 20% of the option exercise price multiplied by the number of shares underlying the option, plus interest at an annual rate of 7% from the grant date. The proposed repurchase price is subject to approval by California Department of Corporations. If our proposed repurchase price is approved, we would be required to pay approximately $0.1 million, plus statutory interest at an annual rate of 7% if all persons entitled to have their options repurchased elect to do so. There is no assurance, however, that the terms of the repurchase offer will be approved by the California Department of Corporations and we could be required to offer a higher repurchase price or to extend the offer to a greater number of optionees. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject our offer to repurchase the options, we may continue to be liable under federal and state securities laws. We do not believe that this rescission offer will have a material effect on our results of operations, cash flows or financial positions.

      In addition, our failure to file past required reports under the Exchange Act of 1934 could conceivably give rise to potential claims by present or former stockholders based on the theory that such holders were harmed by the absence of such public reports. If any such claim is asserted, we could incur expenses and divert management’s attention in defending them, even if we have no liability.

      After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 1998 stock plan, including those that optionees do not elect to sell back to us in the rescission offer.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. In addition, we have not entered into any derivative contracts or synthetic leases.

Contractual Obligations

      We currently have no debt. Upon completion of this offering, our contractual obligations will include payments of up to a maximum aggregate of $11.1 million to senior management and other key employees, which amount will be determined based on the proceeds we and the selling stockholders receive from this offering. The numbers in the table do not include any adjustment which may result from increases in certain contractual obligations in the event inflation in the Philippines exceeds contractually negotiated levels. This obligation is not included in the chart below. We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under leases for office space and equipment.

      In December 2003, we entered into an agreement to lease the PeopleSupport Center. Our lease obligations under this agreement commence in August 2005. The addition of this facility should accommodate our near-term expansion plans with an estimated 3,500 total seats in addition to our facilities in Cebu and any other facilities we continue to maintain or add in the Philippines. As a result of the addition of the PeopleSupport Center, we do not currently intend to renew the leases for two of our outsourcing centers in Manila that expire on July 31, 2005 and January 31, 2006. However, depending on demand and our growth prospects, we may elect to renew or continue these existing outsourcing center leases in Manila. We are finalizing the contract and estimate potential build out costs of approximately $6.4 million for leasehold improvements, telecommunications equipment, and furniture and fixtures, which we expect to incur primarily in 2005. A portion of the net proceeds from this offering will be used to finance these expansion costs. The amounts reflected in the table below assume no lease renewals.

      The following summarizes our contractual obligations at December 31, 2003, and includes the expected lease obligations of $17.6 million associated with the PeopleSupport Center:

	Operating
	Leases	Total
Years Ending December 31,

	(In thousands)
2004	$1,767	$1,767
2005	2,082	2,082
2006	2,104	2,104
2007	1,904	1,904
2008	1,878	1,878
Thereafter	12,652	12,652

Total minimum payments	$22,387	$22,387

      We have the option to renew three leases under various terms, ranging from five to six years, at various rates as specified within each lease agreement. The table above does not assume any such renewals.

      Our obligations under four of our outsourcing center leases may change due to inflation in the Philippines or fluctuations in the value of the Philippine peso relative to the value of the U.S. dollar. These leases provide for increases in lease payments in the case of extraordinary inflation. Two of these contracts provide that an event of extraordinary inflation will be conclusively presumed to have occurred if the specified exchange rate of the Philippine peso relative to the U.S. dollar increases by more than 25% over a short period, or if the purchasing power of the Philippine peso decreases by more than 25% over the same period. The third of these contracts provides for an increase in our lease obligations if the local consumer price index increases by 16% or more over a 12 month period. Another one of our leases provides that in the case of an extraordinary reduction in the value of the currency used to make payments under the lease, the value of the currency at the time we entered into the obligation will be the basis of payment. In the event of extraordinary inflation, our obligations under this agreement could increase by 16% to 25% or more. Based on recent historical inflation rates in the Philippines, we do not believe it is likely that inflation will trigger an increase in our payment obligations. In each of the last two years, the Philippines has recorded an annual inflation rate of approximately three percent. Rulings by the Philippine Supreme Court indicate that the Philippines has not experienced any period of inflation in the past that would qualify as extraordinary inflation under our contracts.

Recent Accounting Pronouncements

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our results of operations, financial position or cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective at the beginning of the first interim period beginning after June 15, 2003 for public companies. We adopted this statement as of July 1, 2003. This statement does not affect the accounting for our outstanding preferred stock and had no material impact on our financial statements.

      In December 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transitional Disclosure,” which amends SFAS No. 123, and

“Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects for stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on our results of operations or its financial position.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” We have adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured at fair value. Accordingly, SFAS No. 146 affects the timing of recognizing current and future restructuring costs as well as the amount recognized.

      In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections.” This statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for years beginning after May 2002 for the provisions related to the rescission of SFAS Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provisions related to the amendment to SFAS No. 13. The adoption of SFAS No. 145 resulted in the classification of our 2002 gain on extinguishment of debt as other income in our consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2002.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,” an interpretation of FASB Statement Nos. 5, 57 and 107, and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. We adopted this statement as of January 1, 2003 and it had no material impact on our financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin, or ARB, No. 51, Consolidated Financial Statements.” This interpretation clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of this interpretation did not have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

     Foreign Currency Exchange Risk

      Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Philippine peso. In 2003 and 2002, approximately 50% and 26%, respectively, of our expenses were generated in the Philippines. We derive all of our revenues in U.S. dollars. A 10% increase in the value of the U.S. dollar relative to the Philippine peso would reduce the expenses associated with the operations of our overseas operations by approximately $1.0 million, whereas a 10% decrease in the relative value of the dollar would increase the cost associated with these operations by approximately $1.0 million. Expenses relating to our operations outside the United States increased in 2002 and 2003 due to increased costs associated with higher revenue generation and customer management services, partially offset by the increase in the value of the U.S. dollar relative to the Philippine peso.

      We fund our Philippine subsidiary on a bi-monthly basis through U.S. dollar denominated accounts held in the Philippines. Payments for employee-related costs, facilities management, other operational expenses and capital expenditures are converted into Philippine pesos on an as-needed basis. To date, we have not entered into any hedging contracts. Historically, we have benefited from the ongoing decline in the Philippine peso against the U.S. dollar. The following table outlines the value of the Philippine peso against the U.S. dollar over a five-year period.

      Source: Factset

Interest Rate Sensitivity

      We had cash, cash equivalents and restricted cash equivalents totaling $12.8 million at December 31, 2003. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we have no material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income. A 1% decrease in short term rates would reduce our interest income by approximately $0.1 million annually. We intend to invest a portion of the proceeds from this offering in short term money market funds for some time following the completion of this offering. The interest income from these funds will be subject to fluctuations due to changes in interest rates.

Inflation Rate Sensitivity

      In 2002 and 2003, approximately 26% and 50%, respectively, of our expenses were generated in the Philippines. The Philippines has historically experienced periods of high inflation but the inflation rate has been below 10% since 1999. For the year ended December 31, 2003, inflation averaging 3.1% kept prices generally stable. However, higher inflation is expected in 2004. Inflation in the Philippines has not affected our operating results for two reasons. First, the Philippines has historically experienced deflationary pressure on wages due to a fast growing population, high unemployment (13% in 2003) and 385,000 college graduates a year entering a market that cannot absorb all of them. Second, our peso denominated expenses have decreased in dollar terms due to the decline in the value of the peso relative to the dollar, as discussed above. A reversal of these trends, increased wage pressure due to increased competition as the BPO industry expands or higher rates of inflation in the Philippines could result in increased costs and harm our operating results. A number of our leases in the Philippines have escalation clauses triggered by Philippine inflation above negotiated thresholds, as discussed above.

Change in Accountants

      On January 29, 2003, upon the authorization of our board of directors, we dismissed PricewaterhouseCoopers LLP and engaged BDO Seidman, LLP as our independent auditors.

      During the years ended December 31, 2001 and 2000, and the subsequent period from January 1, 2002 to January 29, 2003, PricewaterhouseCoopers LLP did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our financial statements for such years. The reports of PricewaterhouseCoopers LLP on financial statements for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. We did not consult with BDO Seidman, LLP on any financial or accounting reporting matters before its appointment.

BUSINESS

Overview

      We provide business process outsourcing, or BPO, services from our facilities in the Philippines. We believe we are one of the largest outsourced service providers in the Philippines based on the size of our workforce, which consists of over 3,100 college educated, fluent English speaking Philippine personnel. From our Philippine facilities, we provide customer management services for U.S.-based clients who wish to outsource this function to a high quality, lower cost provider. We currently service 32 U.S.-based clients in a variety of industries, including travel and hospitality, technology, telecommunications, retail, consumer products and financial services. We primarily provide inbound customer management services, which includes handling calls and e-mails from our clients’ customers to order goods and services, make and change travel reservations, address billing questions, submit warranty claims and obtain technical support. We manage over a million customer communications per month, including inbound calls, e-mails, and web chats. Our largest clients in 2003 were Expedia, Network Solutions and EarthLink, which accounted for 88% of our 2003 revenues. These clients and another client, StarNumber (a subsidiary of InPhonic), have been our largest clients in 2004 and accounted for 83% of our revenues for the six months ended June 30, 2004. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 62% of our revenues for the six months ended June 30, 2004. In July 2003, we began providing accounts receivable management services in which we use specially trained Philippine personnel to collect overdue consumer receivables from U.S. debtors.

      Our revenues and net income for the year ended December 31, 2003 were $30.0 million and $8.0 million, respectively, as compared with revenues of $19.8 million and a net loss of $2.9 million for the year ended December 31, 2002. Our revenues and net income for the six months ended June 30, 2004 were $20.0 million and $3.1 million, respectively, as compared to $13.7 million and $2.8 million for the six months ended June 30, 2003. Substantially all of our revenues in 2003 and the first six months of 2004 were derived from our customer management business, and less than one percent from our accounts receivable management business. At June 30, 2004 we had an accumulated deficit of $58.2 million as the result of net losses in prior years.

      We have developed an integrated offshore platform that includes four outsourcing centers and two data centers in the Philippines, as well as two data centers in the United States. Through our operations in the Philippines, we believe we provide significant value to our clients by offering high quality services at a substantially lower cost than services provided through U.S. outsourcing centers. We believe the Philippines offers significant cultural and language advantages over other offshore outsourcing locations such as India. The Philippines has the third largest English-speaking population in the world and has long-standing ties to the United States. It has modeled many of its government, banking, accounting and education systems after the United States. The Philippines has a large pool of skilled college graduates who are attuned to U.S. culture and speak fluent English with minimal accents. In 2003, we hired just over 1,800 new professionals out of approximately 43,000 applicants. The Philippine BPO services market is relatively new and we believe that our early leadership position will provide us with an opportunity for continued growth and competitive strength.

      We provide seamless communications between customers in the United States and our professionals in the Philippines by using communications capacity dedicated to our use that is leased from major fiber optic network providers. We securely route inbound, multi-channel communications to the optimal location in the Philippines based on our professionals’ skill sets and availability. We also use a uniform “hub and spoke” information technology platform that is highly scalable. Applications and data are stored at our redundant “hub” in Los Angeles, and deployed to our “spokes” in the Philippines. This architecture allows us to expand to meet the needs of our existing and new clients, optimize our seat and workforce utilization and add additional locations.

      We focus on developing long-term strategic outsourcing relationships with clients that have complex customer management requirements. We work closely with our clients to enhance customer satisfaction by jointly developing outsourcing solutions that meet our clients’ unique business needs. These solutions require extensive customized training and technical integration with our clients, which we believe will foster long-term client relationships. In addition to customer service, our training emphasizes revenue generation for our clients by encouraging customers to purchase higher value, additional or complementary products or services offered by our clients, which we believe distinguishes us from many of our competitors.

      In addition to growing our customer management and accounts receivable management businesses, we are exploring opportunities to offer other outsourced services, including back office functions such as credit application processing, document processing and finance and accounting services. We have been in discussions with our clients to assess their likely demand for these types of back office services and we are in the process of reviewing the feasibility of providing these additional services. Based on our preliminary review of the requirements for providing these types of services, we would need to hire additional personnel with appropriate skills and qualifications, and may be required to acquire or develop additional applications and systems necessary to deliver such services. We have not completed our review of the requirements and costs for providing these types of services.

Industry Background

Overview

      Business process outsourcing involves contracting with an external organization to take primary responsibility for providing a business process or function. Companies initially used outsourcing to achieve cost savings in transaction-intensive, back office business processes. Today, in addition to cost savings, outsourcing adoption is driven by opportunities to improve a wide range of business processes and a desire to outsource non-core activities so that management can focus on its core products and services.

      The BPO market includes several functionally-oriented submarkets, such as human resources, procurement, logistics, finance and accounting, customer management, sales and marketing, engineering, facilities management and training. Demand for business process outsourcing services has experienced strong growth in recent years. According to International Data Corporation, worldwide demand for functional BPO services is expected to exceed $447 billion in 2004, and worldwide spending for outsourced customer management services, our primary industry segment, is expected to exceed $44 billion in 2004.

Current Trends in Customer Management Services

      The scope of outsourced customer interaction has expanded from outbound telemarketing calls to a broad spectrum of customer management services, including customer care, technical support and sales and marketing. The delivery platform has evolved from single facility, low technology call centers to large, high volume customer care centers that use advanced technology. Companies are now focused on optimizing their brands through improved customer care and increasing the value of their customer relationships by encouraging the purchase of higher value, additional or complementary products and services. At the same time, global competition, pricing pressures and rapid changes in technology make it increasingly difficult for companies to cost-effectively maintain the in-house personnel and infrastructure necessary to handle all of their customer management needs. We believe these trends, combined with rapidly expanding consumer use of alternative communications, such as the Internet and e-mail, has resulted in increased demand for outsourced customer management services.

      We believe the factors that influence companies to outsource customer management services include:

•	significant cost benefits;

•	the importance of professionally managed customer communications to retain and grow customer relationships;

•	the ability to free available resources and management to focus on developing core products and services;

•	increasing capital requirements for sophisticated communications technology needed to provide timely technical support and customer care; and

•	extensive and ongoing staff training and associated costs required for maintaining in-house technical support and customer care solutions.

      We expect the market for outsourced customer management services to benefit as corporations continue to shift business processes from internal operations to outsourced partners. International Data Corporation estimates that the worldwide market for outsourced customer management services will grow from $44 billion in the year 2004 to $64 billion by the year 2007.

Trend Toward Offshore Delivery of BPO Services

      We believe that, to attain high quality BPO services at a lower cost, many companies are moving selected front and back office processes to providers with offshore delivery capabilities. In recent years, fiber optic telecommunications facilities have become widely available at affordable rates. At the same time, we believe offshore providers have become more accepted by businesses and continue to grow in recognition and sophistication. As a result, a large number of BPO services companies have established offshore operations or operate exclusively offshore. Potential clients, in requests for proposals, frequently require significant detail about offshore delivery capabilities. According to Gartner, Inc., worldwide spending on offshore outsourcing services is expected to exceed $3 billion in 2004 and grow to $24 billion by 2007.

      India currently accounts for the largest share of the offshore BPO market. However, offshore capacity is expanding beyond India to countries such as China, Russia and the Philippines. Several high profile U.S. companies have reduced or discontinued their use of offshore customer management services in India due to dissatisfaction with the quality of service. We believe the Philippines is emerging as an attractive alternative to India as a destination for offshore outsourcing services, particularly in BPO services that require complex voice interaction in English.

Our Competitive Strengths

      We believe our competitive strengths have allowed us to successfully create a sustainable and scalable position as a leading offshore customer management services provider.

Philippine-Based Delivery Model

      The Philippines is an attractive and growing market for offshore business process outsourcing services and, as an early entrant, we have successfully established ourselves as one of the market leaders. With the third largest English speaking population in the world, the Philippines has a large pool of skilled, college educated professionals who speak fluent English with minimal accents. Many Filipinos are familiar with Western business practices and have an affinity for U.S. culture, which we believe offers a particular advantage in interacting with U.S. consumers and processing U.S. business transactions. In addition, the Philippines has a well-developed telecommunications and utility infrastructure and an attractive business environment for BPO companies. We have direct fiber optic based lines to all of our locations in the Philippines, and the Philippine government has encouraged foreign investment and provided significant assistance to our industry through the abatement of corporate income taxes, changes to the country’s educational curriculum and relaxation of certain regulatory restrictions. The personnel and infrastructure available in the Philippines enables us to provide outsourcing services at a substantially lower cost than U.S. outsourcing providers and, we believe, at generally comparable or superior quality levels. We believe our English speaking workforce enables us to provide consistently high quality outsourcing services at costs generally comparable to other offshore locations and substantially lower than the United States.

Strong Industry Expertise

      We have developed substantial expertise in several industries that have a high demand for complex customer management services, such as travel and hospitality, technology and telecommunications. Our industry focus allows us to acquire a thorough understanding of our clients’ business issues and customer needs. This expertise enables us to provide customized, high quality customer management services in these industries quickly and efficiently and we believe enhances our ability to attract major clients. For example, our experience in the travel and hospitality industry recently contributed to the successful engagement of four business units within a Fortune 500 company.

Collaborative Client Relationships

      We collaborate with each client to understand its outsourcing needs and jointly create solutions. We work closely with our clients to train our professionals so that they have extensive knowledge of our clients’ products and services. Our major clients often visit our facilities in the Philippines to participate directly in the training of our professionals. Our clients also invest resources to integrate their processes and technologies with ours to make our services transparent to their customers and provide reciprocal access to data and reports. We believe our close training and systems integration with our clients will foster long-term relationships.

Sales Centric Focus

      We employ a business approach that focuses on revenue generation for our clients. In our recruiting, we target employees with a sales orientation and personality. We provide sales training to our professionals, including how to encourage customers to purchase higher value, additional or complementary products and services offered by our clients. By emphasizing revenue generation, we seek to strengthen our clients’ relationships with their customers, improve sales of our clients’ products and services and increase the likelihood of repeat sales to those customers. We believe our ability to provide comprehensive services focused on revenue generation for our clients differentiates us from many of our competitors.

Attractive Employment Culture

      We believe we have established a corporate culture that enables us to attract and retain talented professionals. We have developed an extensive recruiting network to attract high quality talent, primarily from universities. Our reputation allows us to attract high quality candidates and be highly selective in our recruiting. In 2003, we received approximately 43,000 applications for employment and hired just over 1,800 new professionals. We also offer a broad range of programs for enhancing employee retention and encouraging career development, including creating rewards and recognition for performance, stressing professional development through continuing education and our management trainee program, offering attractive compensation and comprehensive benefits packages and encouraging open communication between employees and management. In 2003, we achieved an annual voluntary turnover rate after a six-month probationary period of approximately 17%. We believe that our employee retention enables us to retain valuable institutional knowledge, lower our recruiting costs and provide tangible benefits to our clients, such as employee continuity and consistent quality.

Our Growth Strategy

      In order to build on our position as a leading offshore customer management services provider, we are focusing on the following strategies.

Attract Additional Large Customer Management Clients

      We have established strong relationships with our major clients and believe we have developed a reputation as a provider of high quality, cost-effective offshore customer management services. We plan to build on these relationships and our reputation to attract additional major clients with large customer bases and complex customer management needs. One of the key elements in attracting new clients has been positive references from existing clients. We continually identify potential engagements and educate potential clients about our services through our sales directors in the United States and our lead generation team in the Philippines. We have developed a highly targeted marketing strategy for future client acquisition involving direct calls, Internet based advertising, trade shows and industry publications. Our client development efforts are expanding from our historical focus on U.S.-based companies to potential clients in other English speaking countries.

Expand Accounts Receivable Management Services

      In 2003, we began providing accounts receivable management services. The accounts receivable management industry is highly fragmented with approximately 6,500 providers in the United States. We believe there is a limited number of accounts receivable management providers outside of North America serving U.S. credit originators and that most domestic providers do not presently have the resources or experience to establish operations offshore. We intend to expand our accounts receivable management operations to collect defaulted consumer receivables on behalf of national credit originators, such as credit card companies and banks, and on behalf of telecommunications and utility companies. We believe our lower cost structure in the Philippines will give us a competitive advantage in our collections efforts because we can devote more time to live interaction with the debtor. In particular, we believe we can collect lower balance accounts which cannot profitably be collected using live voice interaction in the United States.

Broaden Service Offerings

      We are exploring opportunities to provide additional BPO services to our clients, which may involve new service offerings we do not currently provide. We believe we can leverage our skilled professionals and use our existing infrastructure to provide additional BPO services including back office functions such as credit application processing, document processing, systems maintenance and other areas of finance and accounting. In particular, we will focus on services that we can provide during off-peak hours that do not require live customer interaction. We currently provide the majority of our services during Philippine nighttime hours (U.S. daytime hours). We intend to add shifts to use our existing infrastructure to provide services during the daytime in the Philippines. We generally seek to enhance our portfolio of services by focusing on client requirements, emerging trends and new technologies that will create the need for additional BPO services.

Continue to Attract and Retain Top Professional Talent

      Our goal is to continue to attract, develop and retain highly skilled professionals. We intend to continue to use a variety of recruiting methods to attract our high quality workforce, including joint programs with major universities, an employee referral program and regular participation in job fairs. We also have developed and will continue to use programs to enhance employee retention and encourage career development, including offering competitive compensation and comprehensive benefits packages, creating rewards and recognition for performance, and stressing professional development through continuing education and our management trainee program.

Expand to Additional Countries

      Currently, we conduct all of our outsourcing services through our facilities in the Philippines. We believe that the Philippines is an attractive offshore BPO services market in which we have a strong competitive position, but we will continue to evaluate expansion into new geographic markets. This decision will be driven by multiple factors, including our clients’ interests in geographic diversification, and our expansion into new services and markets. We believe that countries that have an educated, English speaking workforce at reasonable wage rates, such as South Africa and Caribbean countries, would be the most likely areas for geographic diversification of our operations. However, we are still assessing these opportunities and have not identified any specific location for expanding our outsourcing operations. We believe that our technology and operations platform will allow us to add new outsourcing centers in many locations without any degradation in our performance or service levels.

Pursue Selective Strategic Acquisitions

      We believe that pursuing selective acquisitions of BPO services companies could expand our breadth of services, facilitate expansion into new markets and locations and increase our client base. We will evaluate opportunities to add new outsourcing center facilities, new skill sets and additional offshore operations. We will consider acquiring complementary BPO businesses or assets, such as companies focused on back office processing services, companies located in new geographic regions, or client contracts of distressed domestic outsourcing companies. We currently have no agreement or commitment relating to any acquisitions.

Our Services

      We specialize in providing high quality, inbound customer management services to companies that seek to enhance customer satisfaction and loyalty and reduce costs. We combine our industry expertise and advanced technology to provide a range of integrated and seamless customer management services. In 2003, we also began providing accounts receivable management services, in which we collect overdue receivables on consumer debt.

Customer Management Services

      We offer a wide range of customer management services to our clients and their customers. We have a consulting services group dedicated to designing and customizing these services for each client. Our consulting services group collaborates with each client on an ongoing basis and coordinates our internal resources to design, deploy and maintain efficient, integrated services between our technology infrastructure and our clients’ systems. We address our clients’ service strategies, anticipated volume and service levels, reporting and analytical requirements, networking and security, back-end system integration, and training and staffing needs.

      Our fee arrangements are generally customized for each client on a case-by-case basis. Our fee arrangements depend on a variety of factors, including the types and complexity of services we render for the client, service level requirements, the number of personnel assigned to provide the services, the complexity of training our personnel to provide the services, and the information technology and telecommunications requirements necessary to render the services. Our customer management fees generally consist of time-delineated or session-based fees, including hourly or per-minute charges and charges per interaction, and implementation fees, including charges for installing and integrating new clients into our telecommunications, information technology and client reporting structure.

      We provide the following types of customer management services through multiple integrated communications channels, including telephone, e-mail, live web chat and Internet self-help applications.

•	Customer care. Our customer care services are initiated by inbound calls and e-mail from customers with a wide range of questions regarding their account billing, changes in services, reservation changes, delivery updates on goods or services, complaint and issue resolution and general product or services inquiries.

•	Inbound sales. We handle inbound calls from customers purchasing products and services from our clients, including travel reservations, telecommunications services, Internet services and consumer products and services. Our professionals are specifically trained to identify opportunities to sell other products and services offered by our clients. For some clients, an important aspect of our sales activity includes seeking to retain customers who call to cancel our clients’ services.

•	Technical support. Our technical support services include handling troubleshooting calls, responding to software and hardware problems, providing support for Internet service problems, managing corporate help desks and providing warranty or post-warranty support.

•	Direct response sales services. Our direct response services involve handling inbound telephone orders or inquiries for clients in the direct marketing industry, including those calls received in response to print advertisements, infomercials and other electronic media. Our professionals answer questions and process orders for the purchase of our clients’ products or services and identify opportunities to sell other products and services.

•	Hosting. On a limited basis, we host and maintain the customer interaction section of our clients’ websites, including e-mail, live web chat and Internet self-help applications.

      Our reporting and analytical systems also play an important role in the customer management services we provide. Our system captures and analyzes data received through our multiple communications channels and generates client-specific interaction reports on an hourly, daily, weekly and monthly basis. These reports are accessible to our clients through our web-based and secured reporting portal, Intellicenter. Intellicenter offers our clients access to data generated through customer management interactions and allows them to analyze the customer interaction database, which includes all e-mail and live web chat transcripts for feedback on the types of questions raised by customers. The system also provides historical trend information to help clients monitor the volume and effectiveness of our interactions with their customers, including revenue generation.

     Accounts Receivable Management Services

      In 2003, we began offering accounts receivable management services through our wholly-owned subsidiary, STC Solutions. Our accounts receivable management professionals are trained in collecting consumer receivables for clients in the financial services, telecommunications and utilities industries. We believe our accounts receivable management professionals have the customer interaction skills needed to perform successfully in the debt collection area, which often involves unscripted dialog, negotiations and settlement with debtors. We plan to structure our accounts receivable management services in a variety of ways. We manage receivables that have been already written off by the lender by making outbound calls to recover the debt on a contingency fee basis. We plan to also manage receivables that are in default but have not yet been written off by our clients by charging primarily for time spent making outbound calls to collect outstanding debts in the early stage of collections. Our objective is to achieve a higher collection rate, or “netback,” in relation to overall cost by combining accounts receivable management best practices with the advantage of locating our accounts receivable management professionals in the Philippines. We also assist clients with skip tracing by collecting research and data to track debtors that are difficult to locate. With consumer debt at record levels, we believe there is ample opportunity to expand our accounts receivable management services particularly if we enter a rising interest rate environment.

Our Delivery Platform

      We have developed and deployed a customized information technology infrastructure to efficiently and securely deliver our services. Our redundant systems reduce the risk of data loss and transmission failure and allow us to quickly scale to meet increased demand. Key components of our infrastructure include the following.

•	“Hub and spoke” architecture. Our data centers located in the United States and the Philippines use a technical infrastructure designed to facilitate rapid expansion and consistency in delivering services to and from any of our outsourcing centers. Our data centers are connected to each other using multiple, redundant communication lines. Our “hub and spoke” operating model allows us to provide consistent and scalable business processes across multiple outsourcing centers. Applications and data are stored at our redundant “hub” in Los Angeles and deployed at our “spokes” in the Philippines. This allows us to quickly and efficiently handle additional volume and services for our new and existing clients and to expand our outsourcing network by establishing new “spokes” virtually anywhere in the world that is accessible by fiber optic networks.

•	Dedicated telecommunications network. We have designed and deployed a secure, dedicated telecommunications system that allows us to securely route multi-channel communications between the United States and our outsourcing centers in the Philippines. Our system, which is redundant and highly scalable, transmits communications traffic with minimal delay and high transmission quality over a private network leased from major telecommunications providers. Our lease agreements with these providers generally provide for annual terms and fixed fees based on the levels of capacity dedicated to us. Customer traffic is initially received by our redundant data center in Los Angeles where we apply voice compression technologies and then seamlessly route calls to the optimal location in the Philippines based on our professionals’ skill sets and availability. In most cases, these communications between the United States and the Philippines are indistinguishable from domestic communications between points within the United States.

•	Integrated customer communications channels. We provide customer management services through multiple communications channels, including telephone, e-mail, live web chat and Internet self-help applications. Our customer management professionals are trained to offer services in each of these communications channels. Our customer interaction systems are also integrated with our workforce management system, which is used to manage optimal staffing and service levels. These systems are also integrated with a proprietary reporting system that is populated daily for all interactions occurring in our outsourcing centers. This provides our clients with a single view of all interactions between our professionals and their customers.

•	Robust data security. We use several layers of information security protection, including applications and devices designed to prevent unauthorized access to data residing in our systems and aggressive monitoring of audit trails at application and network layers. All outside connections to our network must pass through a sophisticated security system that is supported by multiple firewalls. Data access to client back-end systems is also protected by these security measures. We constantly monitor the network for attacks by potential hackers. As required by our clients, we prevent our professionals from copying or transmitting customer data.

•	Proprietary integrated “Intellicenter” feedback system. Intellicenter is our proprietary reporting and analytical system that generates client-specific interaction reports. These reports are accessible to our clients on an hourly, daily, weekly and monthly basis. Intellicenter also provides access to customer contact transcripts and allows our clients to review the customer interaction database of all e-mail and web chat transcripts. The system provides historical trend information to help clients monitor the volume and effectiveness of our interactions with customers.

•	24/7 client helpdesk. We have a helpdesk staffed 24/7, which offers our clients complete coverage in the event of any system issues. We have established standardized procedures to identify and track inquiries, and we categorize and prioritize inquiries by order of importance to our clients. We also operate an information technology calling tree which allows us to escalate issues up the personnel chain of command as the situation warrants.

•	Proprietary self-help software. As part of our customer management services, we offer clients use of our self-help technology, RightResponse. RightResponse uses a proprietary natural language search engine to match customer inquiries with relevant information contained in a database updated by our knowledge engineers. Web-based reports and analytical tools allow clients to evaluate the effectiveness of our self-help services and provide statistics on their self-help functions.

•	Quality assurance. Our quality assurance analysts use our quality management software to monitor service level compliance and randomly sample customer interactions. The system is configured for voice, data and computer screen capture to record the total customer experience and provide live monitoring and playback via a web browser from any location.

Our Clients

      We provide our services to companies in a variety of industries, including travel and hospitality, technology, telecommunications, retail, consumer products and financial services. We are focused on developing long-term strategic outsourcing relationships with clients in these industries because of the volume of customer interactions, complexity of services, anticipated growth of their market segments and increasing need for high quality and cost-effective, customer management services. Our clients benefit from our customer management experience, industry expertise, technical infrastructure and trained professionals. By outsourcing customer management services to us, our clients entrust us with an important aspect of their business.

      For the year ended December 31, 2003, our top three clients, Expedia, Network Solutions and EarthLink, accounted for 88% of our revenues, and each accounted for over 10% of our revenues for that year. These clients and another client, StarNumber (a subsidiary of InPhonic), have been our largest clients in 2004 and accounted for 83% of our revenues for the six months ended June 30, 2004. Expedia, our largest client, and EarthLink, our second largest client, together accounted for 62% of our revenues for the six months ended June 30, 2004. Expedia and Network Solutions have been clients since 2000 and were our two largest clients in 2001 and 2002. EarthLink and StarNumber first engaged our services in 2003. We have continued to build our client base in 2004, adding several clients including four business units of a Fortune 500 travel and hospitality company.

      The following are examples of relationships with major clients.

•	We were engaged by a large travel services provider that decided to expand its outsourced customer management services in order to achieve vendor diversity and scalability as it entered an aggressive growth phase. The client also experienced seasonal patterns in its business that required dynamic staffing to respond to customer needs. The initial phase of our engagement involved collaborating with the client to integrate multiple back-end systems and to conduct an intensive four week training program for our professionals. Within three months, we began providing limited customer management services to test the processes we jointly developed and adjust our service as appropriate. During the next six months, we increased the volume and scope of our services for this client and have continued to adapt our services to meet the client’s needs. We handle a significant amount of this client’s overall customer management needs and a majority of their outsourced customer management services. The services we provide include hotel and travel reservation sales, schedule changes, customer inquiries and issue resolution. Our services are conducted via voice and e-mail interactions.

•	We were engaged by a client in the technology sector that was facing downward pricing pressure and needed to reduce internal costs. The client had limited exposure to offshore BPO services through an outsourced e-mail support arrangement with an India-based company and agreed to test our e-mail response capabilities. The client informed us that we achieved consistently strong performance in the first few weeks and decided to expand our relationship and test the viability of our offshore voice support. As a result, we agreed to expand our services by adding a small group of our professionals to handle inbound telephone calls. The client monitored our performance and customer satisfaction feedback to determine whether a potential widespread change in support strategy would be accepted by its customers. Over the next few months, the client asked us to expand our voice team to handle multiple service lines. We also were asked to be a part of our client’s planning for its entire offshore strategy. Currently, we have a team of several hundred professionals dedicated to this client over multiple facilities.

Employees

      At September 15, 2004, we had a total of 3,192 employees, with 49 employees at our headquarters in Los Angeles, five field sales representatives in the United States and 3,138 employees in the Philippines. We had 3,026 employees in operations, 12 employees in sales and marketing, 51 employees in information technology and 103 employees in administration and executive management. None of our employees is covered by a collective bargaining agreement. All of our employees sign confidentiality agreements. In addition, our employees in the Philippines sign employment agreements containing non-compete provisions. We consider our relations with our employees to be good.

Hiring and Recruiting

      We recognize that our professionals are critical to the success of our business as a majority of our support and service efforts involve direct interaction with customers. We believe the tenure and productivity of our professionals are directly related. Attracting, hiring, training and retaining our professionals is one of our major areas of focus. All of our Philippine-based professionals are college educated. We pay our professionals competitive wages and offer a benefits program which includes comprehensive medical, dental and life insurance, meal allowance, overtime pay and paid time off, as well as a variety of employee incentives. Additionally, in a compensation component uncommon for the Philippine labor market, we award stock options to many of our tenured professionals, which are subject to vesting based on continued service. In 2003, we achieved an annual voluntary turnover rate of approximately 17%. This figure reflects the percentage of our total workforce that left during 2003 on a voluntary basis after being trained by us and after completing their six month probationary period.

      We believe we have developed effective strategies and a strong track record in recruiting. We created software and processes, known as our Applicant Information Management System, to receive applications through the Internet and track the progress of our applicants. Successful candidates must undergo numerous tests and interviews before we extend offers for employment. In 2003, we received approximately 43,000 applications for employment and hired just over 1,800 new professionals. We also have an active employee referral program that provides us with a cost-effective way of accessing qualified potential employees.

Workforce Management

      We maintain a 24/7 workforce management team responsible for managing optimal staffing and service levels. This department is equipped with workforce management software and staffed by skilled operations analysts and a manager responsible for forecasting, analyzing, scheduling and monitoring our adherence to required service and staffing levels. We use trend analysis and client forecasts to staff appropriately in anticipation of volume variations. Depending on the level of service required by our clients, our customer management professionals may be assigned to a single client or may work for multiple clients. Our workforce management system has the following features:

•	full integration with our voice, e-mail and live web chat systems;

•	analytics and scenario-based forecasting and scheduling;

•	schedule adherence and event monitoring;

•	real-time reporting; and

•	online work schedule management.

Competition

      We believe that the principal competitive factors in our business include the ability to:

•	provide high quality professionals with strong customer interaction skills, including English language fluency with minimal accents;

•	offer cost-effective pricing of services;

•	deliver value-added and reliable solutions to clients;

•	provide industry specific knowledge and expertise;

•	generate revenues for clients; and

•	provide a technology platform that offers a seamless customer experience.

      We believe that we compete effectively on all of these factors. In providing outsourcing services to U.S.-based clients, we believe the location from which services are performed is also a competitive factor. Growing concerns over political or public relations consequences from offshore outsourcing in the United States may result in a reversal or slowing of industry trends toward offshore outsourcing and impair our ability to compete in our markets. U.S. companies may use domestic providers of outsourcing services or keep additional work in-house, despite the additional cost savings available through offshore providers of these services.

      The global BPO services companies with whom we compete include offshore BPO companies and U.S.-based outsourcing companies.

•	There are numerous BPO companies based in offshore locations such as India, the Philippines, China, Latin America, the Caribbean, Africa and Eastern Europe. Some of these companies offer services such as data entry, transcription and e-mail response that require minimal customer interaction by voice and therefore reduce the importance of English language skills and U.S. cultural affinity. These companies also may have greater financial, personnel and other resources, longer operating histories, more recognizable brand names and more established client relationships. Most of these companies compete with us primarily on price and are often able to offer lower costs to potential clients. We seek to position ourselves as a service-focused company, with a workforce attuned to U.S. culture and a focus on revenue generation for our clients.

•	We compete with several broad-based domestic outsourcing companies. These companies often have greater financial, personnel and other resources, longer operating histories, more recognizable brand names and more established client relationships. Although many of these companies have established, or are establishing, offshore operations, they generally have a large base of higher cost domestic operations. We position ourselves as a Philippine-based outsourcing provider, with high quality service offerings and a college-educated workforce. We also emphasize our significantly lower cost structure and our focus on client revenue generation.

      Our principal competitors in customer management services include Sykes Enterprises, Convergys Corporation and TeleTech Holdings, each publicly traded U.S. companies, and eTelecare International, ClientLogic and Ambergris Solutions, each privately held companies. We expect that these outsourcing companies will expand their Philippine operations and that other companies will enter the Philippine outsourcing services market. We anticipate that this will increase the competition for outsourcing center professionals, particularly qualified middle and upper management candidates, and therefore increase the wages we must pay these professionals. In addition, increased outsourcing company activities in the Philippines may lead to price competition and put pressure on us to reduce our prices.

      In addition to our direct competitors, many companies choose to perform some or all of their customer care, technical support, collections and back office processes internally. Their employees provide these services as part of their regular business operations. Some companies have moved portions of their in-house customer management functions offshore, including to offshore affiliates. We believe our key advantage over in-house business processes is that we give companies the opportunity to focus on their core products and services while we focus on the specialized function of managing their customer relationships.

Sales and Marketing

      We market our services through our sales and marketing organization, which is divided into sales and marketing support, client development and client services.

Sales and Marketing Support

      Our sales and marketing support group is primarily responsible for increasing the awareness of our services in the marketplace and generating meetings with prospective clients through lead generation, sales calls, membership in industry associations, web-based marketing, public relations activity, attendance at trade shows and participation in industry conferences and events. Our sales and marketing support group also maintains contact with industry analysts and tracks competitor and industry information. These efforts allow us to stay abreast of trends in our target vertical industries. The sales and marketing support group also maintains a prospective client database, which is updated and used throughout the sales cycle from qualification of a prospective client to the execution of a negotiated contract. This group also pre-qualifies sales opportunities to increase the efficiency of our sales directors.

Client Development

      Our client development group consists of experienced sales directors responsible for initiating relationships and closing engagements with the prospective clients identified by our sales and marketing support group. This group uses specific industry expertise and knowledge of our service delivery capabilities to:

•	develop client relationships;

•	finalize sales proposals and assist in the negotiation and closing of new client engagements; and

•	develop and deliver pricing estimates for proposed client contracts.

      Sales directors work with our consulting services group to define the scope, deliverables, assumptions and execution strategies for a proposed client relationship and to build estimates, prepare pricing and margin analysis and finalize the sales proposal.

Client services

      After our sales directors have successfully closed an engagement with a new client, an account manager from our client services group is assigned to the client. Sales directors maintain high level client relationships. Account managers are primarily responsible for managing the day-to-day aspects of our client relationships, as well as expanding the existing relationships and assuring client satisfaction. They also develop a strong understanding of our clients’ business models and needs. Account managers work with our clients to identify potential new business opportunities, based on their assessment of the client and trends in their specific industry. Our sales directors and account managers work together as a team to understand and communicate our clients’ strategic business needs, to align our offerings and services to meet our clients’ long term objectives and to help grow our relationships at multiple levels within our clients’ organizations.

Proprietary Rights

      Our principal intellectual property consists of the trademarks “PeopleSupport, Inc.” and “The Power of Experience,” which are registered with the United States Patent and Trademark Office. We do not hold any patents and we do not have any other registered trademarks or copyrights. We do rely on proprietary software, including our “Intellicenter” reporting portal and our RightResponse self-help technology, and the know-how of our management. To establish and protect our other intellectual property rights, we rely on common law protection of copyrights, trademarks, and trade secrets, as well as confidentiality agreements used during the course of business. We consider our business processes and implementation methodologies confidential, proprietary information constituting trade secrets. Customers and business partners sign a nondisclosure agreement requiring confidential treatment of our information. Our employees are also required to sign confidentiality agreements as a condition to their employment. We have non-compete agreements with our employees in the Philippines.

Regulation

      Our corporate legal department manages general corporate legal matters, including litigation management, contract and document preparation and review, regulatory and statutory compliance, collections, obtaining and maintaining multi-state licensing, bonding and insurance, and dispute and complaint resolution. We have attorneys based in Los Angeles and Manila, qualified in U.S. and Philippine law, respectively.

      Federal, state and international laws and regulations impose a number of requirements and restrictions on our business. For example, we are subject to the Fair Debt Collection Practices Act, which imposes numerous restrictions and obligations on our debt collection practices. Additionally, many states require a debt collector to apply for, be granted and maintain a license to engage in debt collection activities within the state. There are state and federal consumer protection laws that apply to our business, such as laws limiting telephonic sales or mandating special disclosures, and laws that apply to information that may be captured, used, shared and/or retained when sales are made and/or collections are attempted. State and federal laws also impose limits on credit account interest rates and fees, and their disclosure, as well as the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts. There are numerous other federal, state, local and even international laws and regulations related to, among other things, privacy, identity theft, telephonic and electronic communications, sharing and use of consumer information, that apply to our business and to our employee’s interactions and communications with others. For example, the Federal Trade Commission’s Telemarketing Sales Rule applies a number of limitations and restrictions on our ability to make outbound calls on behalf of our clients and our ability to encourage customers to purchase higher value products and services on inbound calls. Similarly, the Telephone Consumer Protection Act of 1991, which among other things governs the use of certain automated calling technology, applies to calls to customers. Many states also have telemarketing laws that may apply to our business, even if the call originates from outside the state. Additionally, some of the laws directed toward credit originators, such as the Truth in Lending Act and the Fair Credit Billing Act, can affect our operations because our receivables were originated through credit transactions. These laws, among others, may give consumers a legal cause of action against us or may limit our ability to recover amounts owed with respect to the receivables.

      Federal and state regulators are empowered to examine and take enforcement actions for violations of these laws and regulations or for practices, policies or procedures they deem non-compliant, unfair, unsafe or unsound. Moreover, lawsuits may be brought by appropriate regulatory agencies, attorneys general and private parties for non-compliance with these laws and regulations. Accordingly, a failure to comply with the laws and regulations applicable to our business could have a material adverse effect on us.

      New consumer protection and privacy protection laws or regulations are likely to impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts, telephonic sales, Internet communications and other portions of our business. We cannot ensure that some of the receivables were not established as a result of identity theft or unauthorized use of credit and, accordingly, we will not be able to recover the amount of these and other defaulted consumer receivables. As a purchaser of defaulted consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. In general, our account purchase contracts allow us to return to the debt seller certain defaulted consumer receivables that may not be collectible, due to these and other circumstances. Upon return, the debt sellers are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit, to some extent, our potential losses on such accounts.

Properties

      Our corporate headquarters are located at 1100 Glendon Ave., Suite 1250, Los Angeles, California 90024, where we lease approximately 11,007 square feet. This lease expires on August 31, 2005.

      We also lease several facilities in Manila, including approximately 43,594 square feet of office space under a lease that expires on July 31, 2005; 57,421 square feet of office space under a lease that expires on April 15, 2007; and 27,478 square feet under a lease that expires on January 31, 2006. Additionally, we lease 43,852 square feet of office space in Cebu under leases that expire on November 30, 2008. In December 2003, we entered into an agreement related to our occupancy of the PeopleSupport Center, comprising approximately 162,563 square feet in a building currently under construction in Manila. We do not expect any interruption of our services in connection with the migration of our systems to our new facility. We believe these facilities and additional or alternative space available to us will be adequate to meet our needs in the near term.

Legal Proceedings

      From time to time, we are involved in various legal proceedings, which are incidental to the ordinary course of our business. We do not believe that these routine matters represent a substantial volume of our accounts or that, individually or in the aggregate, they are material to our business or financial condition.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth certain information concerning our executive officers, key employees and directors:

Name	Age	Position(s)

Lance Rosenzweig	41	President, Chief Executive Officer, Secretary and Chairman of the Board of Directors
Caroline Rook	46	Chief Financial Officer
Rainerio Borja	42	President of PeopleSupport (Philippines) and Vice President of Global Operations
Parham Farahnik	36	Vice President of Sales & Marketing
Patricia Sarro	48	Vice President of Global Human Resources
Vahid Shariat	43	Vice President of Information Technology
Adam Berger(1)(2)	41	Director
C. Larry Bradford(1)(3)	67	Director
Michael Edell(2)(3)	41	Director
George H. Ellis(3)(4)	55	Director
William Quigley(1)	39	Director
Michael Song(2)	37	Director

(1)	Member of the Nominating and Corporate Governance Committee upon completion of this offering.

(2)	Member of the Compensation Committee upon completion of this offering.

(3)	Member of the Audit Committee upon completion of this offering.

(4)	Mr. Ellis has agreed to join our board of directors upon the completion of this offering.

      Lance Rosenzweig, one of our founders, has served as our Chairman of the Board of Directors since our inception in 1998. He has also served as our Chief Executive Officer since March 2002. Prior to joining us, from 1993 to 1997, Mr. Rosenzweig was a founder, Chairman and President of Newcastle Group, a privately held plastics manufacturing company. In 1993, Mr. Rosenzweig was a founder of Unisite, a privately held wireless cell site management company, which was acquired by American Tower in 2000 for over $200 million. Prior to 1993, Mr. Rosenzweig was a divisional Vice President at GE Capital, a Vice President in the investment banking group of Dean Witter (now Morgan Stanley), a Vice President in the investment banking group of Capel Court Pacific, an Australian investment banking firm, and a corporate planning manager of Jefferson Smurfit Group, a multinational packaging company. Mr. Rosenzweig has 16 years of executive leadership experience with start up and established companies. Mr. Rosenzweig has an M.B.A. in marketing, finance and information technology from Northwestern University’s Kellogg School of Management and a Bachelor of Science degree in Industrial Engineering, with Tau Beta Pi honors, from Northwestern University.

      Caroline Rook has served as our Chief Financial Officer since June 2002. Prior to joining us, from June 2000 to June 2002, Ms. Rook was Corporate Leader Financial Operations of Acxiom Corporation, a publicly traded technology company based in Little Rock, Arkansas that provides information management solutions. Prior to joining Acxiom, Ms. Rook was at Sterling Software, Inc., where she served as Vice President of Finance in the Business Intelligence Group and for two divisions. Ms. Rook has over 20 years of financial experience. Ms. Rook has a Bachelor of Science degree in Computation from the University of Manchester Institute of Science and Technology (England) and is a Fellow of the Institute of Chartered Accountants in England and Wales.

      Rainerio Borja has served as our President of PeopleSupport Philippines and Vice President of Global Operations since May 2000. Prior to joining us, from August 1999 to April 2000, Mr. Borja was the Director of Professional Services and Support — Asia/Pacific, for Epicor Corporation, a publicly traded software company. Prior to joining Epicor Corporation, from March 1998 to May 1999, Mr. Borja was Regional Services Director for Danka Corporation, a publicly traded digital imaging company. Prior to joining Danka Corporation, Mr. Borja held several management positions with Unisys Corporation throughout the Asia/ Pacific region for over 10 years where he was responsible for running the Asia/ Pacific Training Center, the Advanced Systems Support Group and its Regional Consulting Organization. Mr. Borja’s last position with Unisys was as Director of Services and Support, Global Customer Services. Mr. Borja has over 14 years of experience managing large-scale customer service, IT support and consulting organizations within the Asia/ Pacific region. Mr. Borja has a Bachelor of Science in Commerce from De La Salle University.

      Parham Farahnik has served as our Vice President of Sales and Marketing since January 2003. From December 1998 to June 2003, Mr. Farahnik served as our National Accounts Manager and Director of Sales. Prior to joining us, from February 1997 to November 1998, Mr. Farahnik was a Sales Executive for a privately held packaging manufacturing company based in Los Angeles, where he was also a founder and Vice President of Sales from January 1991 to February 1997. Mr. Farahnik has over 10 years of sales and management experience and a Bachelor of Science degree from California State University, Northridge with an emphasis in Business Marketing.

      Patricia Sarro has served as our Vice President of Global Human Resources since April 2001 and our Director of Human Resources from January 2000 to March 2001. Prior to joining us, from May 1994 to August 1999, Ms. Sarro managed human resources for SQRibe Technologies, a privately held software company, where she directed the development of the company’s global staff from 30 to 250 employees. Prior to joining SQRibe Technologies, Ms. Sarro led human resources and administrative management for rapidly growing companies including Great Western Bank and National Superior Vending, Inc., a national food distribution company. Ms. Sarro has over 15 years of experience in human resource functions in fast growing companies. Ms. Sarro is a certified Professional in Human Resources and has completed advanced studies in Human Resources Management at California State University, Long Beach.

      Vahid Shariat has served as our Vice President of Information Technology since January 2004. From January 2000 to January 2004, Mr. Shariat served as our Director of Information Technology. Prior to joining us, from February 1998 to February 2000, Mr. Shariat was a Senior Technical Architect/ Consultant in the contact center and customer relationship management consulting practice at Hewlett Packard, where he built and managed customer interaction solutions for Fortune 500 companies. Prior to joining Hewlett Packard, Mr. Shariat held management positions at DMR, an IT consulting firm, and Ernst & Young, focusing on customer relationship management and marketing automation practices. Mr. Shariat has over 15 years of experience in the management and development of strategic information technology. Mr. Shariat has a Master of Science in Electrical and Computer Engineering and a Bachelor of Science in Electrical Engineering, cum laude, from the State University of New York at Buffalo.

      Adam Berger has served as one of our directors since January 2003. Since June 1999, Mr. Berger has been President and Chief Executive Officer of WeddingChannel.com, a privately held company. Prior to joining WeddingChannel.com, from August 1994 to November 1998, Mr. Berger was President of The Franklin Mint, a global direct marketer and retailer of collectibles. Prior to joining The Franklin Mint, from August 1991 to July 1994, Mr. Berger was a consultant with Boston Consulting Group. Mr. Berger began his career with The Procter and Gamble Company in Cincinnati, holding various line management positions in product development and brand management. Mr. Berger has an M.B.A. with distinction from the Harvard Business School and a Bachelor of Science in Chemical Engineering from the University of California at Berkeley.

      C. Larry Bradford has served as one of our directors since May 1999. Prior to joining us, from November 1992 to November 1994, Mr. Bradford was Vice President of Sales and Marketing for Jefferson Smurfit Group, a multinational packaging company. From February 1991 to October 1992, Mr. Bradford served as Vice President of the Container Division at Jefferson Smurfit and, from January 1983 to January 1991, he was Vice President of the Folding Carton and Boxboard Mill Division. Prior to joining Jefferson Smurfit, Mr. Bradford was a Vice President at Potlatch Corporation, a publicly traded forest products company. Mr. Bradford has a Bachelors of Science degree from St. Louis University with an emphasis in Electrical Engineering and served as a Lieutenant in the Air Force National Guard.

      Michael Edell has served as one of our directors since June 2002. Mr. Edell is currently the President and Chief Executive Officer of Warehouse Auction Centers, Inc., a privately held online e-commerce site for collectible items, and is General Partner of Warp Nine Partners, LLC, a real estate partnership. From September 1983 to February 2003, Mr. Edell was the President and Chief Executive Officer of eLabor.com, a privately held technology company that developed workforce management software and was acquired by ADP in 2003.

      George H. Ellis has agreed to join our board of directors upon completion of this offering. Since October 2001, Mr. Ellis has been Chairman and Chief Executive Officer of SoftBrands, Inc., a global supplier of enterprise-wide software, and its predecessor, AremisSoft Corporation, which was reorganized under Chapter 11 of the U.S. Bankruptcy Code in August 2002. Mr. Ellis joined AremisSoft as Chief Executive Officer to facilitate its reorganization. Mr. Ellis also served on the board of directors of AremisSoft from April 1999 to February 2001. Prior to his appointment as Chairman and Chief Executive Officer of AremisSoft, from February 2000 to October 2001, Mr. Ellis was Executive Vice President and Chief Operating Officer of the Communities Foundation of Texas. Prior to joining the Communities Foundation of Texas, Mr. Ellis was a founder and Managing Director of Chaparral Ventures, Ltd., a Dallas based venture capital firm focused on electronic commerce investments. Prior to joining Chaparral Ventures, Mr. Ellis was Chief Financial Officer of Sterling Software, Inc. Mr. Ellis is a Certified Public Accountant and an attorney in the State of Texas. Mr. Ellis has a Bachelor of Science in Accounting from Texas Tech University and a Juris Doctor from Southern Methodist University. Mr. Ellis serves on the board of directors of Neon Systems, Inc., a publicly traded company.

      William Quigley has served as one of our directors since July 1999. Mr. Quigley is currently a Managing Director at Clearstone Venture Partners, a venture capital firm with over $450 million in committed capital. Prior to joining Clearstone Venture Partners in April 1999, from May 1997 to March 1999, Mr. Quigley was at Mid-Atlantic Venture Funds, a venture capital firm with approximately $200 million in committed capital, where he invested in early stage software, equipment and service companies. Prior to joining Mid-Atlantic Venture Funds, from June 1990 to December 1995, Mr. Quigley held a variety of business planning and operational roles at The Walt Disney Company. Prior to joining Disney, Mr. Quigley was a Senior Consultant with Arthur Andersen’s Financial Services Group. Mr. Quigley has an M.B.A., with distinction, from Harvard Business School and a Bachelor of Science, with honors, from the University of Southern California. Mr. Quigley is a Kauffman Fellow and serves on behalf of Clearstone Venture Partners on our board of directors and the boards of directors of AOptix Technologies, Crimson Microsystems, Meru Networks and Phasebridge, all privately held companies.

      Michael Song has served as one of our directors since July 1999. Since October 1999, Mr. Song has been a partner of Rustic Canyon Partners, a venture capital firm with approximately $700 million in committed capital. Prior to joining Rustic Canyon Partners, from January 1997 to October 1999, Mr. Song was director of corporate investments with the Times Mirror Company, overseeing its venture capital investments. Prior to joining Times Mirror, from August 1994 to December 1996, Mr. Song was a consultant with Boston Consulting Group, where he focused on online financial services, high technology and aerospace. Prior to joining Boston Consulting Group, from April 1993 to April 1994, Mr. Song was an investment banking associate at Lehman Brothers. Mr. Song has an M.B.A. with distinction from the Wharton School of Business, and a Bachelor of Arts degree, magna cum laude, in International Relations from Brown University. Mr. Song serves on behalf of Rustic Canyon Partners on our board of directors and the board of directors of TrueAdvantage, Intrepid Learning Solutions and MediaSpan Group, all privately held companies.

Board of Directors

      Our board of directors currently consists of six members. Upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms:

•	Our Class I directors will include Michael Song and William Quigley, and their term will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will include George Ellis and Adam Berger, and their term will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will include Michael Edell, C. Larry Bradford and Lance Rosenzweig, and their term will expire at the third annual meeting of stockholders following the date of this prospectus.

      As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

      Historically our board of directors has generally acted as a whole on most corporate governance matters. Our board of directors has adopted charters for an audit committee, a compensation committee and a nominating and corporate governance committee. These committees will become effective upon the closing of this offering. Each of the board committees will have the composition and responsibilities described below.

Audit Committee

      The audit committee will provide assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will oversee the audit efforts of our independent accountants and take those actions as it deems necessary to satisfy it that the accountants are independent of management. Upon the completion of this offering, the members of the audit committee will be C. Larry Bradford, Michael Edell, and George Ellis. Mr. Ellis has agreed to join our board of directors upon completion of this offering and will be chairman of our audit committee. Mr. Ellis qualifies as a financial expert under the applicable rules of the Nasdaq Stock Market and the rules of the Securities and Exchange Commission. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations, including the requirement that the audit committee have at least one qualified financial expert. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee

      The compensation committee will determine our general compensation policies and the compensation provided to our directors and officers. The compensation committee will review and determine bonuses for our officers and other employees. In addition, the compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and administer our stock option plans and employee stock purchase plan. Upon the completion of this offering, the members of the compensation committee will be Adam Berger, Michael Edell, and Michael Song. Mr. Edell will be the chairman of our compensation committee. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee

      The nominating and corporate governance committee will make recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee will oversee our corporate governance guidelines and report and make recommendations to the board concerning corporate governance matters. Upon the completion of this offering, the members of the nominating and corporate governance committee will be Adam Berger, C. Larry Bradford, and William Quigley. C. Larry Bradford will be the chairman of our nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or the compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. None of our employees or current or former officers are members of our compensation committee.

Director Compensation

      To date, none of our directors has received cash compensation for services rendered as a director. Michael Edell and Adam Berger, two of our non-employee directors who are not representatives of our venture capital fund investors, have each received stock options to acquire 18,248 shares of our common stock. These options vest in installments over four years upon completion of each quarter of board service following the date of election to the board. C. Larry Bradford, who is our other non-employee director who is not a representative of our venture capital fund investors, has also received stock options to acquire 18,248 shares of our common stock. These options vest over three years, with one-third vesting upon completion of one year of service and the balance in equal monthly installments over the next two years of service. All of our directors are reimbursed for reasonable out-of-pocket expense incurred in attending meetings of the board of directors. After the completion of this offering, our non-employee directors will receive an annual cash fee of $15,000. In addition, the chair of our audit committee will receive $10,000, the chairs of our compensation committee and nominating and corporate governance committee will receive $5,000, and all other committee members will receive $2,500. All cash payments to directors will be made quarterly in arrears. Our non-employee directors will also receive options to acquire 20,000 shares of our common stock to be granted upon the closing of this offering, which will vest quarterly over three years. The per share exercise price of these options will be equal to the market price of our common stock on the date of grant. In addition, each non-employee director will receive an automatic grant of options to acquire 5,000 shares of our common stock on the first business day following each anniversary of the completion of this offering. The annual automatic grant will vest quarterly, in equal quarterly installments, over a one year period.

Executive Compensation

      The following table sets forth information regarding the compensation we paid to our chief executive officer and each of our other four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us in 2001, 2002 and 2003. We refer to these individuals as our “named executive officers.”

Summary Compensation Table

					Long-Term
	Annual Compensation(1)				Compensation

					Securities
				Other Annual	Underlying
Name and Principal Position(s)	Year	Salary($)	Bonus($)	Compensation($)(2)	Options

Lance Rosenzweig(3)	2003	243,085	93,750	—	—
President, Chief Executive	2002	170,865	45,509	—	—
Officer and Secretary	2001	149,423	75,000	—	—
Caroline Rook(3)	2003	180,769	30,000	—	36,496
Chief Financial Officer	2002	90,865	7,000	—	91,240
	2001	—	—	—	—
Rainerio Borja(3)	2003	204,905	47,417	—	54,744
President of PeopleSupport	2002	162,500	50,000	68,488	21,897
Philippines and Vice President	2001	137,500	10,000	60,150	—
of Global Operations
Abolfath Hossein(4)	2003	187,961	19,700	—	—
Former Chief Information	2002	155,577	15,000	—	29,197
Officer	2001	166,730	12,000	—	—
Parham Farahnik(3)	2003	151,442	65,476	181,020	54,744
Vice President of Sales &	2002	125,000	5,000	207,569	7,299
Marketing	2001	109,058	—	241,795	5,474

(1)	In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of any such named executive officer’s total annual compensation.
(2)	For Mr. Borja, other annual compensation represents transportation and housing perquisites, and amounts reimbursed during the fiscal year for payment of taxes. For Mr. Farahnik, other annual compensation represents sales commissions.
(3)	In accordance with the terms of our agreements with the named executive officers, upon completion of this offering, they will receive one-time payments as follows: Lance Rosenzweig in the amount of $4,995,000; Caroline Rook in the amount of $1,110,000; Rainerio Borja in the amount of $555,000; and Parham Farahnik in the amount of $666,000.
(4)	Mr. Hossein served as our Chief Information Officer until he resigned in December 2003. Following Mr. Hossein’s resignation, Mr. Vahid Shariat, our Vice President of Information Technology, assumed the responsibilities previously held by Mr. Hossein.

Option Grants in Last Fiscal Year

      The following table presents all individual grants of stock options during the year ended December 31, 2003 to each of the named executive officers. We have not granted any stock appreciation rights.

	Individual Grants

	Number of	% of Total			Potential Realizable Value at Assumed
	Securities	Options			Annual Rates of Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term(5)
	Options	Employees	Price Per	Expiration
Name	Granted(1)	in 2003(2)	Share(3)	Date(4)	0%	5%	10%

Lance Rosenzweig	—	—	—	—	$—	$—	$—
Caroline Rook	36,496	9%	$0.41	12/09/13	386,493	638,966	1,026,310
Rainerio Borja	54,744	13%	0.41	12/09/13	579,739	958,449	1,539,465
Abolfath Hossein	—	—	—	—	—	—	—
Parham Farahnik	54,744	13%	0.41	12/09/13	579,739	958,449	1,539,465

(1)	Represents options we granted to our named executive officers under our 1998 Stock Option Plan.
(2)	Based on options to purchase an aggregate of 422,000 shares of common stock granted during the fiscal year ended December 31, 2003.
(3)	The options were granted under our 1998 Stock Option Plan at exercise prices, as determined by our board of directors. In determining the value of our common stock, the board considered various factors, including our financial condition and business prospects, operating results, the senior rights, preferences and privileges of our preferred stock, the absence of a market for our common stock and the risks normally associated with investments in companies engaged in similar businesses.
(4)	See “Management— Employee benefit plans” regarding the terms of options granted under our 1998 Stock Option Plan.
(5)	The potential realizable value is calculated based on the term of the option at its time of grant, which is ten years. This value is net of exercise prices and before taxes, and is based on an assumed initial public offering price of $11.00 per share and the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until their expiration date. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

      On January 30, 2004, we granted Lance Rosenzweig options to purchase 54,744 shares of common stock at an exercise price of $0.41 per share with an expiration date of January 30, 2014.

Option Exercises and Year-End Option Values

      The following table sets forth, with respect to the named executive officers, the number of shares acquired and the value realized, if any, upon exercise of stock options during fiscal 2003 and the exercisable and unexercisable options held by them as of December 31, 2003. The value of unexercised in-the-money options represents the total gain which would be realized if all in-the-money options held at December 31, 2003 were exercised, and is determined by multiplying the number of shares underlying the options by the difference between an assumed initial public offering price of $11.00 per share and the per share option exercise price.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Number of		Options at		In-the-money Options at
	Shares		December 31, 2003		December 31, 2003($)(1)
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Lance Rosenzweig	—	$—	—	—	$—	$—
Caroline Rook	—	—	34,215	93,521	362,337	990,387
Rainerio Borja	—	—	26,840	71,700	193,773	888,870
Abolfath Hossein	—	—	59,762	—	523,289	—
Parham Farahnik	—	—	39,499	60,865	387,470	298,286

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value of the unexercised in-the-money options has been calculated on the basis of an assumed initial public offering price of $11.00 per share, less the aggregate exercise price of the options.

Employee Benefit Plans

1998 Stock Option Plan

      Our board of directors and stockholders adopted our 1998 stock option plan in August 1998.

      As of September 15, 2004, 813,368 shares of common stock remained available for future issuance under our 1998 stock option plan. As of September 15, 2004, options to purchase a total of 1,099,368 shares of common stock were outstanding under the 1998 stock option plan at a weighted average exercise price of $1.32 per share.

      We last granted options under our 1998 stock option plan in April 2004, and we do not plan to grant any additional options prior to this offering. Following the completion of this offering, no shares of our common stock will remain available for future issuance under the 1998 stock option plan. Shares that are subject to options that expire, terminate or are cancelled, that are forfeited or as to which options have not been granted under the 1998 stock option plan will become available for issuance under our 2004 stock incentive plan after this offering is completed, as described below.

      The 1998 stock option plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees (including officers and employee directors) and the granting of non-qualified stock options to employees, officers, directors (including non-employee directors) and consultants. Our 1998 stock option plan has been administered by our board of directors and our compensation committee. The plan provides the administrator with the authority to determine the term of option (which may not exceed 10 years, or five years in the case of an incentive stock option granted to a stockholder holding more than 10% of the voting shares of our company). To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as non-qualified stock options.

      No option may be transferred by the optionee other than by will or laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee or the optionee’s guardian or legal representative. The plan provides that in the event of a change in control, 25% of the unvested shares covered by each outstanding option granted under the plan will immediately vest in full and become exercisable.

      The 1998 stock option plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in the number of shares covered by outstanding options and the exercise price of outstanding options. If we are a party to a merger or reorganization, outstanding options granted under the plan will be subject to the agreement of merger or reorganization.

2004 Stock Incentive Plan

      Our 2004 stock incentive plan was adopted by our board of directors in July 2004, and following stockholder approval will become effective upon the completion of this offering. The 2004 stock incentive plan will be administered by our board of directors or the compensation committee of the board. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants. The board of directors will be able to amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required.

      900,000 shares of common stock have been authorized for issuance under the 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants or stock appreciation rights for more than 180,000 shares total in any calendar year, or for more than 720,000 shares total in the first year of service. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2006 through 2014 by the lesser of 1,100,000 shares, 4% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a number of shares determined by the board of directors.

      In addition, all shares available for issuance under our 1998 stock incentive plan that will cease to be available for future grant under that plan upon completion of this offering will instead be available for issuance under the 2004 stock incentive plan. This includes shares subject to outstanding options under our 1998 stock incentive plan that expire, terminate or are cancelled before being exercised, and unvested shares that are forfeited pursuant to that plan. As of September 15, 2004, under the 1998 Plan, there were 813,368 shares of common stock available for future issuance, and 1,099,368 outstanding options.

      Under the 2004 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest over four years, with 25% of the shares vesting one year after the date of grant if the optionee is then in service to the company, and as to the remaining 75% of the shares each month thereafter in equal monthly installments for 36 months, upon the optionee’s completion of each month of service.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 20,000 shares upon first becoming a member of our board of directors. The initial option vests quarterly over three years. Each outside director who is a member of the board of directors upon completion of this offering shall receive a nonstatutory option to purchase 20,000 shares upon completion of this offering. These options vest quarterly over a three year period. On the first business day following each anniversary of the completion of this offering, each outside director will be automatically granted a nonstatutory option to purchase 5,000 shares of our common stock, provided the director has served on our board for at least six months. Each annual option to outside directors shall vest and become exercisable quarterly, in equal quarterly installments, over a one year period. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to an acquisition or similar change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

2004 Employee Stock Purchase Plan

      Our 2004 employee stock purchase plan was adopted by our board of directors in July 2004, and following stockholder approval will become effective on completion of this offering. A total of 225,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2006 through 2014 by the lesser of 400,000 shares, 1.25% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a number of shares determined by the board of directors.

      Our 2004 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by our board of directors or by the compensation committee of the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 1,000 shares.

      The 2004 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning in May and November of each year, except as otherwise determined by our board of directors. Purchase periods for our 2004 employee stock purchase plan will each have a duration of six months, unless otherwise determined by our board of directors. During each purchase period, payroll deductions will accumulate, without interest. On the last day of each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end October 31, 2006. The initial purchase period is expected to begin on the date of this offering and end April 30, 2005.

      The purchase price will be equal to 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before an acquisition of our company or similar change of control, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the acquisition or other change of control arrangement.

401(k) Plan

      We have a Section 401(k) Retirement Savings Plan. The 401(k) plan is a tax-qualified retirement plan limited to our regular U.S. employees, which constitute a small percentage of our overall workforce. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. In addition, at the discretion of our board of directors, we may make employer contributions into the 401(k) plan for all eligible employees which would be allocated on the basis of compensation.

Other Compensation Plan

      Effective July 2002, our board of directors and stockholders approved a plan under which we are obligated to make payments to senior management and other key employees upon completion of certain significant transactions, including an initial public offering of our common stock. At the time we adopted this plan, we were experiencing continuing operating losses and were engaged in ongoing expense reduction efforts including completing our move to the Philippines. We did not believe common stock options provided sufficient incentive for management due to the nominal value of our common stock relative to the preferred stock held by our investors.

      We adopted the plan in order to incentivize management to reverse our losses and build stockholder value and to attract new management talent. Under the plan, employees designated by our board will receive cash payments of $11.1 million in total if the aggregate net proceeds from the offering received by us and the selling stockholders exceed $74.0 million. The payment will be reduced, according to a formula, if the offering proceeds are less than $74.0 million. Of the $11.1 million maximum payment, $9.4 million will be paid upon the closing of this offering, including $8.0 million to six senior executives and $1.4 million to approximately 100 other key employees. We intend to pay the remaining $1.7 million over time to key employees based on their continued service or other performance criteria. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering, at which time the amount contributed would be treated as a compensation expense.

Employment Contracts, Termination of Employment and Change in Control Arrangements

      We entered into an agreement with Ms. Caroline Rook, under which Ms. Rook is entitled to receive severance payments equal to six months base salary in the event we undergo a change in control and Ms. Rook’s employment is terminated without cause within six months of the change in control.

      Our 1998 stock option plan provides that our directors, officers and key employees will be able to purchase the lesser of 25% of the shares subject to their option grant or the number of shares subject to their option grant that are then unvested, upon certain changes in control or upon termination without cause within six months after a change in control. Changes in control include any of the following: the merger, consolidation, other reorganization, with or into, or the sale of all or substantially all of our assets.

Limitation on Liability and Indemnification of Directors and Officers

      Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, contains provisions that limit or eliminate the personal liability of directors to us or our stockholders for monetary damages for breach of fiduciary duties, except liability for any of the following acts:

•	breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchase or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      Our amended and restated bylaws, which will become effective upon the closing of this offering, also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by Delaware law;

•	we may advance expenses to our directors and officers in connection with a legal proceeding before its final disposition, subject to the requirements of Delaware law; and

•	the rights provided in our bylaws are not exclusive.

      Our bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her service to us.

      Upon the completion of this offering, we plan to enter into separate indemnification agreements with each of our directors and certain of our officers. These indemnification agreements may require us, among other things, to indemnify our directors and certain of our officers for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors, officers or employees or any of our subsidiaries. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and officers. We also maintain directors’ and officers’ liability insurance. We are not aware of any pending or threatened litigation or proceeding that might results in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Sale of Common and Preferred Stock

      Since inception, we have issued and sold the securities listed below in connection with private rounds of financing.

•	In July 1998, we sold 2,253,650 shares of common stock at a price of $0.003 per share, including 1,058,394 shares to Lance Rosenzweig, our President and Chief Executive Officer, for aggregate consideration of $2,900. Based on the anticipated midpoint of our offering price range, which is $11.00 per share, the aggregate value of the shares sold to Mr. Rosenzweig was $11,642,334.

•	In August 1998, we sold 712,148 shares of Series A convertible preferred stock at a price of $1.84 per share, including 27,372 shares to Lance Rosenzweig, our President and Chief Executive Officer, for aggregate consideration of $50,025; and 127,737 shares to C. Larry Bradford, one of our board of directors, and his affiliates, for aggregate consideration of $233,450. Based on the anticipated midpoint of our offering price range, which is $11.00 per share, the aggregate value of all such shares sold in August 1998 was $7,833,628. The aggregate value of the shares sold to Mr. Rosenzweig was $301,092 and the aggregate value of the shares sold to Mr. Bradford was $1,405,107.

•	In May through November 1999, we sold 2,238,613 shares of Series B convertible preferred stock at a price of $2.74 per share, including 5,474 shares to Parham Farahnik, our Vice President of Sales and Marketing, for aggregate consideration of $15,000; 36,496 shares to an affiliate of C. Larry Bradford, one of our board of directors, for aggregate consideration of $100,000; 729,927 shares to Rustic Canyon Partners, L.P., a five percent stockholder, for aggregate consideration of $2.0 million; and 729,927 shares to predecessors of Clearstone Venture Partners, a five percent stockholder, for aggregate consideration of $2.0 million. Based on the anticipated midpoint of our offering price range, which is $11.00 per share, the aggregate value of all such shares sold in May through November 1999 was $24,624,743. The aggregate value of the shares sold to Mr. Farahnik was $60,214 and the aggregate value of the shares sold to Mr. Bradford was $401,456. The aggregate value of the shares sold to each of Rustic Canyon and Clearstone Venture Partners was $8,029,197.

•	In November 1999, we sold 3,288,610 shares of Series C convertible preferred stock at a price of $5.34 per share, including 566,259 shares to Rustic Canyon Partners, LP, a five percent stockholder, for aggregate consideration of $3,025,523; 568,130 shares to predecessors of Clearstone Venture Partners, a five percent stockholder, for aggregate consideration of $3,035,522; 1,076,174 shares to Accel Partners, a five percent stockholder, for aggregate consideration of $5,750,000; and 1,076,174 shares to Benchmark Capital, a five percent stockholder, for aggregate consideration of $5,750,000. Based on the anticipated midpoint of our offering price range, which is $11.00 per share, the aggregate value of all such shares sold in November 1999 was $36,174,710. The aggregate value of the shares sold to Rustic Canyon was $6,228,849 and the aggregate value of the shares sold to Clearstone Venture Partners was $6,249,430. The aggregate value of the shares sold to Benchmark Capital was $11,837,914, and the aggregate value of the shares sold to Accel Partners was $11,837,914.

•	In April 2000, we sold 3,149,024 shares of Series D convertible preferred stock at a price of $15.65 per share, including 31,958 shares to Rustic Canyon Partners, LP, a five percent stockholder, for aggregate consideration of $500,002; 3,195 shares to predecessors of Clearstone Venture Partners, a five percent stockholder, for aggregate consideration of $50,002; 255,666 shares to Accel Partners, a five percent stockholder, for aggregate consideration of $3,999,998; 255,666 shares to Benchmark Capital, a five percent stockholder, for aggregate consideration of $3,999,998; and 1,278,331 shares to Meritech Capital Partners, a five percent stockholder, for aggregate consideration of $20,000,000. Based on the anticipated midpoint of our offering price range, which is $11.00 per share, the aggregate value of all such shares sold in April 2000 was $34,639,264. The aggregate value of the shares sold to Rustic Canyon was $351,538 and the aggregate value of the shares sold to Clearstone Venture Partners was $35,145. The aggregate value of the shares sold to Benchmark Capital was $2,812,326, and the aggregate value of the shares sold to Accel Partners was $2,812,326. The aggregate value of the shares sold to Meritech Capital Partners was $14,061,641.

•	In April 2004, we issued 24,635 shares of Series B convertible preferred stock upon exercise of a warrant held by C. Larry Bradford, one of our board of directors, for aggregate consideration of $67,500. Based on the anticipated midpoint of our offering price range, which is $11.00 per share, the aggregate value of the shares sold to Mr. Bradford was $270,985.

•	In June 2004, we issued 990,447 shares of Series B convertible preferred stock upon exercise of warrants, including 495,223 shares to Rustic Canyon Partners, L.P., a five percent stockholder, for aggregate consideration of $2.0 million paid in the form of a cashless exchange of shares underlying warrants valued at $8.52 per share; and 495,223 shares to Clearstone Venture Partners, a five percent stockholder, for aggregate consideration of $2.0 million paid in the form of a cashless exchange of shares underlying warrants valued at $8.52 per share. Based on the anticipated midpoint of our offering price range, which is $11.00 per share, the aggregate value of all such shares issued in June 2004 was $10,894,917. The aggregate value of the shares issued to Rustic Canyon was $5,447,453 and the aggregate value of the shares issued to Clearstone Venture Partners was $5,447,453.

      Before the completion of this offering, each share of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock will convert into an equal number of shares of common stock.

Transactions with Management and Our Five Percent Stockholders

      The following table summarizes purchases valued in excess of $60,000 of our capital stock by our directors, executive officers and entities owning more than five percent of our outstanding capital stock:

	Total Common	Aggregate	Value of
	Stock	Consideration	Common Stock	Investment
	Equivalents	Paid	Equivalent(1)	Participation

Rustic Canyon Partners, LP(2)	1,825,239	$7,535,524 (4)	$20,077,629	Series B, C and D
Clearstone Venture Partners(3)	1,794,605	7,075,525 (4)	19,740,655	Series B, C and D
Accel Partners	1,331,840	9,749,998	14,650,251	Series C and D
Benchmark Capital Partners IV, L.P.	1,331,840	9,749,998	14,650,251	Series C and D
Meritech Capital Partners	1,521,031	20,989,000	16,731,341	Series D
C. Larry Bradford	188,868	400,950	2,077,548	Series A and B

(1)	Based on the anticipated midpoint of our offering price range per share of $11.00.
(2)	Michael Song, a member of our board of directors, is a partner of Rustic Canyon Partners, LP.
(3)	William Quigley, a member of our board of directors, is a Managing Director of Clearstone Venture Partners. The stock is owned by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P.
(4)	Reflects $2.0 million paid in June 2004 in the form of a cashless exchange of shares underlying warrants valued a $8.52 per share.

      Affiliates purchased the securities described above at the same prices and on the same terms and conditions as unaffiliated investors in the private financings.

      In April 2004, we repurchased 547,445 shares of our common stock from David Nash, one of our founders, for $2.47 per share for a total purchase price of $1.35 million. Mr. Nash left our employ in April 2000 and has not served with us as an officer, director, consultant or in any other capacity since his departure. The repurchase was a privately negotiated transaction between the parties. Before the sale of these shares to us, Mr. Nash owned more than five percent of our outstanding common stock.

      At the completion of this offering, we will use up to $9.4 million of cash on hand to satisfy our obligations to senior management and other key employees under a plan we adopted in 2002. Under the plan, employees designated by our board will receive cash payments of $11.1 million in total if the aggregate net proceeds from the offering received by us and the selling stockholders exceed $74.0 million. The payment will be reduced, according to a formula, if the offering proceeds are less than $74.0 million. Of the $11.1 million maximum payment, $9.4 million will be paid upon the closing of this offering, including $8.0 million to six senior executives and $1.4 million to approximately 100 other key employees. We intend to pay the remaining $1.7 million over time to key employees based on their continued service or other performance criteria. All or a portion of the $1.7 million may be contributed to a 401(k) plan upon or after the closing of this offering, at which time the amount contributed would be treated as a compensation expense. Upon completion of this offering, our executive officers will receive one-time payments as follows: Lance Rosenzweig in the amount of $4,995,000; Caroline Rook in the amount of $1,110,000; Parham Farahnik in the amount of $666,000; Rainerio Borja in the amount of $555,000; Vahid Shariat in the amount of $444,000; and Patricia Sarro in the amount of $222,000.

Registration Rights

      We have entered into an investors’ rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the conversion of their convertible preferred stock. For additional information, see “Description of Capital Stock— Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of September 15, 2004, and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ over-allotment option, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	all selling stockholders.

      Unless otherwise noted below, the address of each person listed on the table is c/o PeopleSupport, Inc. 1100 Glendon Ave., Suite 1250, Los Angeles, CA 90024.

      We have determined beneficial ownership in accordance with the rules of the Securities Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to the shares of common stock that they beneficially own, subject to applicable community property laws.

      Applicable percentage ownership is based on 12,595,206 shares of common stock outstanding on September 15, 2004, which gives effect to the conversion of our preferred stock into an equal number of shares of common stock before the closing of this offering. For the purposes of the table below, we have assumed that 17,140,661 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 15, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially			Shares Beneficially
	Owned Prior to the		Number of	Owned After the
	Offering		Shares to be	Offering
			Sold in this
Name and Address of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

5% Stockholders:
Rustic Canyon Partners, LP(1)	1,825,239	14.5%	709,337	1,115,902	6.5%
Clearstone Venture Partners(2)	1,794,605	14.2%	697,433	1,097,172	6.4%
Accel Partners(3)	1,331,840	10.6%	—	1,331,840	7.8%
Benchmark Capital Partners IV, L.P.(4)	1,331,840	10.6%	—	1,331,840	7.8%
Meritech Capital Partners(5)	1,521,031	12.1%	—	1,521,031	8.9%
Directors and executive officers:
Lance Rosenzweig(6)	1,459,854	11.6%	—	1,459,854	8.5%
Adam Berger(7)	7,984	*	—	7,984	*
C. Larry Bradford(8)	289,283	2.3%	54,745	234,538	1.4%
Michael Edell(9)	10,264	*	—	10,264	*
William Quigley(10)	1,794,605	14.2%	697,433	1,097,172	6.4%
Michael Song(11)	1,825,239	14.5%	709,337	1,115,902	6.5%
Caroline Rook(12)	53,224	*	—	53,224	*

	Shares Beneficially			Shares Beneficially
	Owned Prior to the		Number of	Owned After the
	Offering		Shares to be	Offering
			Sold in this
Name and Address of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

Rainerio Borja(13)	34,594	*	—	34,594	*
Abolfath Hossein	35,887	*	—	35,887	*
Parham Farahnik(14)	52,615	*	—	52,615	*
All directors and officers as a group (11 persons)(15)	5,584,902	43.6%		4,123,387	23.7%
Other selling stockholders:
David Nash	432,481	3.4%	27,372	405,109	2.4%
Octane Capital Fund I, L.P.	354,640	2.8%	137,823	216,817	1.3%
ACON Venture Partners L.P.	172,574	1.4%	67,068	105,506	*
Siebel Systems, Inc.	155,295	1.2%	60,352	94,943	*
Little Bear Investments	127,833	1.0%	25,643	102,190	*
Canpartners Investments IV, LLC	97,752	*	37,990	59,763	*
Ira and Laurel Carson	65,693	*	25,531	40,162	*
Cambridge Technology Capital Fund I, L.P.	63,916	*	24,841	39,075	*
Novell, Inc.	63,916	*	24,841	39,075	*
Hewlett-Packard Company	63,916	*	24,841	39,075	*
Dhillon Family Trust, Dated 6/17/96, Trustees Amrdeep Dhillon, Navneet Dhillon	63,868	*	24,822	39,046	*
MBS Partners	58,759	*	10,218	48,541	*
Michael and Maureen Lynch Trust	54,717	*	21,264	33,453	*
Carl A. Capozzola	53,905	*	18,247	35,658	*
R. Timothy Hanlon	36,496	*	9,125	27,371	*
Roni Capital, LLC	36,496	*	14,183	22,313	*
Camelot Ventures, LLC	31,958	*	12,421	19,537	*
Lawrence Swedroe	29,562	*	11,488	18,074	*
First TrustCorp TTEE FBO Richard J. Ward #726481-9	27,372	*	10,638	16,734	*
Lyle L. Meyer	27,358	*	9,124	18,234	*
Marvin Moskowitz	25,912	*	8,510	17,402	*
PS 20 Partnership	22,627	*	8,793	13,834	*
Terrance M. Finn	22,116	*	8,596	13,520	*
J. Brandt Zembsch	18,248	*	7,091	11,157	*
Andrew R. Spann	18,248	*	7,091	11,157	*
The Extraprise Group	18,248	*	7,091	11,157	*
Blanche Michel	16,415	*	6,739	10,036	*
David B. Zenoff & Associates Inc. Profit Sharing Trust	14,598	*	5,674	8,924	*
Thomas C. White, III	13,868	*	5,389	8,479	*
John C. Bradford, Jr.	13,686	*	2,738	10,948	*
E. Daniel Patterson	13,679	*	3,649	10,030	*
Theodore Hoffman	13,679	*	5,316	8,363	*
Paul F. Hunter	13,679	*	5,316	8,363	*
Amos Family Investments L.P.	13,679	*	2,738	10,941	*
R. Clark Amos	13,679	*	5,316	8,363	*
M. Patricia Barrett	13,679	*	5,316	8,363	*
Robert Scott Beaty	13,679	*	1,825	11,854	*

	Shares Beneficially			Shares Beneficially
	Owned Prior to the		Number of	Owned After the
	Offering		Shares to be	Offering
			Sold in this
Name and Address of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

Robert C. Curtis	13,679	*	1,825	11,854	*
Michael and Alicia Tierney	13,679	*	5,315	8,364	*
Mont S. Levy Revocable Trust U/ T/ A 1/28/93	12,773	*	4,963	7,810	*
C. Robert Eick, Jr.	12,773	*	4,964	7,809	*
Sidney Chen	9,124	*	3,546	5,578	*
Cheryl M. Bernard Family Trust, U/D/T Dated September 2, 1999	9,124	*	1,825	7,299	*
Benjamin F. Cravatt	9,124	*	3,546	5,578	*
Howard B. Culang	9,124	*	3,546	5,578	*
John D. Droege	9,124	*	2,190	6,934	*
John F. Dryer	9,124	*	3,546	5,578	*
Garth Flint	9,124	*	3,546	5,578	*
Robert Fredrickson	9,124	*	3,546	5,578	*
Andrew B. Fremder	9,124	*	3,546	5,578	*
Theodore and Suzanne Hoffman	9,124	*	3,546	5,578	*
James E. Hornstein, As Nominee for Mary Anne Harrison & James E Hornstein	9,124	*	3,546	5,578	*
John & Kathleen Veidt Family Trust FBO Kathleen Zidell-Susan Veidt	9,124	*	2,555	6,569	*
Michael Kiepura	9,124	*	3,546	5,578	*
Levant Family Trust	9,124	*	3,546	5,578	*
Kurt Lichtman	9,124	*	1,460	7,664	*
Marianne L. Lindstrom	9,124	*	3,546	5,578	*
Patrick T. Lynch	9,124	*	3,545	5,579	*
Mark L. Merlotti	9,124	*	3,545	5,579	*
John D. Nelson	9,124	*	3,545	5,579	*
Kevin D. Race	9,124	*	3,102	6,022	*
Salomon Smith Barney, as IRA Custodian, FBO Roy Ishii	9,124	*	1,824	7,300	*
Margaret K. Shimizu	9,124	*	1,824	7,300	*
H. Meade Summers, III	9,124	*	3,041	6,083	*
Richard G. Thornberry	9,124	*	3,545	5,579	*
Peter J. Werner	9,124	*	3,545	5,579	*
Blake Wilson	9,124	*	1,824	7,300	*
Alvin Wolff, Jr.	9,124	*	3,545	5,579	*
Scott D. Michel	7,296	*	2,835	4,461	*
Jump Investors II, LLC	6,391	*	2,484	3,907	*
Hayes F. Michel	5,471	*	2,126	3,345	*
Richard Wolpert	3,195	*	1,241	1,954	*
Chris Paine	1,597	*	620	977	*
Ed Mello	1,597	*	621	976	*
Michael Tubridy	1,597	*	620	977	*
Brad Schwartz	935	*	363	572	*
James K. Baer	935	*	364	571	*

*	Less than 1.0%
(1)	Represents shares held by Rustic Canyon Ventures, LP, assuming conversion of our Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock. As a partner of Rustic Canyon Ventures, LP, Michael Song exercises voting and/or investment powers for the shares held by Rustic Canyon Ventures, LP. Although Mr. Song may be deemed to be the beneficial owner, Mr. Song disclaims beneficial ownership of the shares owned by the above entity. The address for Rustic Canyon Ventures, LP is 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, CA 90404.
(2)	Represents shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P., assuming conversion of our Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock. Bill Elkus and Bill Gross share voting and/or investment powers for the shares held by the above entities. Although Mr. Elkus and Mr. Gross may be deemed to be the beneficial owners, Mr. Elkus and Mr. Gross each disclaim beneficial ownership of the shares owned by the above entities. William Quigley is not a voting member of the General Partner of Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. However, as a Managing Director of Clearstone Venture Partners, Mr. Quigley may influence voting and/or investment decisions for the shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. Although Mr. Quigley may be deemed to be the beneficial owner, Mr. Quigley disclaims beneficial ownership of the shares owned by the above entity. The address for Clearstone Venture Partners, LP is 1351 Fourth Street, Santa Monica, CA 90401.
(3)	Represents shares held by Accel VII L.P., Accel Internet Fund III L.P., and Accel Investors ’99 L.P., assuming conversion of our Series C convertible preferred stock and Series D convertible preferred stock. James W. Breyer, Arthur C. Patterson, Theresia G. Ranzetta, James R. Swartz, and J. Peter Wagner share voting and/or investment powers for the shares held by the above Accel entities. Although these individuals may be deemed the beneficial owners, they each disclaim beneficial ownership of the shares owned by the above entities. The address for Accel Partners is 428 University Avenue, Palo Alto, CA 94301.
(4)	Represents shares held by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P., Benchmark Founders’ Fund IV-X, L.P., and related individuals, assuming conversion of our Series C convertible preferred stock and Series D convertible preferred stock. Steve Spurlock exercises voting and/or investment powers for the shares held by the above Benchmark entities. Although Mr. Spurlock may be deemed to be the beneficial owner, Mr. Spurlock disclaims beneficial ownership of the shares owned by the above entities. The address for Benchmark Capital Partners IV, L.P. is Suite 200, 2480 Sand Hill Road, Menlo Park, California 94025.
(5)	Includes 1,278,331 shares held by Meritech Capital Partners, assuming conversion of our Series D convertible preferred stock. Paul Madera exercises voting and/or investment powers for the shares held by Meritech Capital Partners. Although Mr. Madera may be deemed to be the beneficial owner, Mr. Madera disclaims beneficial ownership of the shares owned by the above entity. The address for Meritech Capital Partners is 285 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.
(6)	Includes 27,372 shares of our Series A convertible preferred stock which automatically converts into an equal number of shares of common stock upon the closing of this offering. Includes 182,481 shares of common stock held by the Rosenzweig 2004 Irrevocable Trust 1 of which Mr. Rosenzweig is a trustee, and 3,649 shares of common stock held by C/F Rebecca Rosenzweig CA UGMA, of which Mr. Rosenzweig is a trustee. Also includes 432,481 shares of common stock held by David Nash, for which Mr. Rosenzweig exercises voting power with respect to any election for members of the board of directors. Although Mr. Rosenzweig may be deemed to be the beneficial owner, Mr. Rosenzweig disclaims beneficial ownership of the shares owned by Mr. Nash.

(7)	Represents options to purchase 7,984 shares of our common stock that are exercisable immediately or within 60 days of September 15, 2004.

(8)	Includes 188,868 shares of our Series A convertible preferred stock and Series B convertible preferred stock which automatically converts into an equal number of shares of common stock upon the closing of this offering. Also includes options to purchase 100,414 shares of our common stock that are exercisable immediately or within 60 days of September 15, 2004.

(9)	Represents options to purchase 10,264 shares of our common stock that are exercisable immediately or within 60 days of September 15, 2004.

(10)	William Quigley is not a voting member of the General Partner of Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. However, as a Managing Director of Clearstone Venture Partners, Mr. Quigley may influence voting and/or investment decisions for the shares held by Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. Although Mr. Quigley may be deemed to be the beneficial owner, Mr. Quigley disclaims beneficial ownership of the shares owned by the above entity. Mr. Quigley’s address is 1351 Fourth Street Santa Monica, CA 90401.
(11)	Mr. Song controls the voting and/or investment power of the shares as a partner of Rustic Canyon Ventures, LP. Although Mr. Song may be deemed to be the beneficial owner, Mr. Song disclaims beneficial ownership of the shares owned by Rustic Canyon Ventures, LP. Mr. Song’s address is 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, CA 90404.

(12)	Includes options to purchase 15,207 shares of our common stock that are exercisable immediately or within 60 days of September 15, 2004.

(13)	Represents options to purchase 34,594 shares of our that are exercisable immediately or within 60 days of September 15, 2004.

(14)	Includes 5,474 shares of our Series B convertible preferred stock which automatically converts into an equal number of shares of common stock upon the closing of this offering. Also includes options to purchase 11,252 shares of our common stock that are exercisable immediately or within 60 days of September 15, 2004.

(15)	These 11 individuals include all directors and named executive officers detailed in notes 6 through 14 above, as well as Patricia Sarro, our Vice President of Global Human Resources, and Vahid Shariat, our Vice President of Information Technology. Ms. Sarro owns 7,299 shares of our common stock and holds options to purchase 27,294 shares of our common stock that are exercisable immediately or within 60 days of September 15, 2004. Mr. Shariat owns 5,968 shares of our common stock and holds options to purchase 16,679 shares of our common stock that are exercisable immediately or within 60 days of September 15, 2004.

DESCRIPTION OF CAPITAL STOCK

General

      When this offering is completed, our authorized capital stock will consist of 91,000,000 shares of common stock, par value $0.001 per share, and 4,000,000 shares of preferred stock, par value $0.001 per share. The following information assumes a 1 for 2.74 reverse stock split of our common and preferred stock and the conversion of 10.5 million outstanding shares of preferred stock into shares of common stock before completion of this offering.

      As of September 15, 2004, there were 2,134,263 shares of common stock outstanding held by approximately 240 stockholders of record, and 10,460,943 shares of preferred stock outstanding held by approximately 120 stockholders of record. The shares of common stock to be outstanding after this offering, including the shares of common stock to be sold in this offering, will be fully paid and nonassessable.

Common Stock

Dividend Rights

      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

      Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. In addition, our certificate of incorporation and bylaws will provide upon completion of this offering that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Anti-takeover effects of Delaware law and our amended and restated certificate of incorporation and bylaws.”

No Preemptive, Conversion or Redemption Rights

      Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

      Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

      Before completion of this offering, each outstanding share of our preferred stock will be converted into one share of our common stock. Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 4,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

      The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely effect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

      As of September 15, 2004, the following warrants were outstanding:

•	warrants that will expire October 27, 2004 to purchase an aggregate of 10,949 shares of our preferred stock at a weighted average exercise price of $2.74 per share, which are convertible into an aggregate of 10,948 shares of our common stock;

•	warrants that will expire April 19, 2005 to purchase an aggregate of 27,372 shares of our preferred stock at a weighted average exercise price of $15.65 per share, which are convertible into an aggregate of 27,372 shares of our common stock;

•	warrants that will expire May 25, 2005 to purchase an aggregate of 95,875 shares of our common stock at a weighted average exercise price of $15.65 per share; and

•	warrants that will expire June 5, 2006 to purchase an aggregate of 3,835 shares of our preferred stock at a weighted average exercise price of $15.65 per share, which are convertible into an aggregate of 3,835 shares of our common stock.

      Upon completion of this offering, the warrants to purchase preferred stock will automatically become warrants to purchase an equal number of shares of common stock and the purchase exercise price will be unchanged. Upon completion of this offering, warrants will be exercisable for a total of 138,031 shares of our common stock at a weighted average exercise price of $5.66 per share.

Registration Rights

      The holders of approximately 10,460,943 shares of common stock issued upon conversion of our preferred stock are entitled to certain rights with respect to the registration of their shares under the Securities Act as described below. That portion of this offering made by the selling stockholders will be made available to all stockholders with registration rights and no other registration rights will be exercised in connection with this offering.

•	Demand registration rights. At any time beginning six months following an initial public offering, the holders of at least 50% of the shares of common stock issuable upon the conversion of the shares of preferred stock are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock so long as aggregate proceeds to us will be greater than $5,000,000. We are required to use our best efforts to effect any such registration, but are not required to effect more than two of these demand registrations.

•	Piggyback registration rights. If we propose to register any of our securities under the Securities Act for our own account, the holders of preferred stock are entitled to notice of such registration and we must use our best efforts to include their shares in the registration. If the registration is our first initiated registered offering to the general public, such as this offering, the underwriters may limit or exclude such securities from the registration. If the registration is our second or any subsequent initiated registered offering to the general public, the underwriters may limit the amount of securities to be registered. However, the aggregate value of securities to be included by such holders in the second or subsequent registration may not be reduced to less than 20% of the total value of all securities included in the registration.

•	S-3 registration rights. The holders of preferred stock are entitled to demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act on Form S-3 at our expense with respect to their shares of common stock and we are required to use our best efforts to effect that registration. We are not required to effect such a registration if: (i) the aggregate price to the public is less than $1,000,000; (ii) we have completed one such registration in the last twelve-month period; or (iii) the demand is made more than four years following a qualified public offering.

      All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within six months following any offering of our securities, including this offering. These registration rights terminate upon the fourth anniversary of the closing of this offering.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

      The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

      We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

      A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

     Charter and Bylaws

      In addition, some provisions of our amended and restated certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	Stockholder action; special meeting of stockholders. The amended and restated certificate of incorporation provides that stockholders may not take action by written consent. Action may be taken only at a duly called annual or special meeting of stockholders. The amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the president, chief executive officer, chairman of the board of directors, a majority of our directors or two-thirds of the independent directors, and in no event may the stockholders call or force us to call a special meeting. Thus, without approval by the board of directors, president, chief executive officer or chairman, stockholders may take no action between meetings.

•	Advance notice requirements for stockholder proposals and director nominations. The amended and restated bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days or more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days before or 60 days after the anniversary date of the preceding year’s annual meeting, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The amended and restated bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

•	Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

•	Super-majority voting. Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, require a greater percentage. We have provisions in our amended and restated certificate of incorporation and bylaws which require an affirmative vote of stockholders holding at least 75% of our outstanding shares of common stock to amend, revise or repeal our bylaws and certain anti-takeover provisions in our certificate of incorporation.

•	Staggered board. The amended and restated bylaws provide that our board of directors will be divided into three classes, each serving staggered three year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Limitation of Liability and Indemnification Matters

      Our amended and restated certificate of incorporation provides that, to the extent permitted by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or that involve intentional misconduct or knowing violations of law, for action leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws.

      Our amended and restated certificate of incorporation further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

      Upon completion of this offering we plan to enter into indemnification agreements with our directors and certain of our officers containing provisions that are, in some respects, broader than the specific indemnification provisions contained in Delaware law. The indemnification agreements will require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

      Upon the completion of this offering, the transfer agent and registrar for our common stock will be the Registrar and Transfer Company.

Nasdaq National Market Quotation

      Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol “PSPT”.

SHARES ELIGIBLE FOR FUTURE SALE

      Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Unregistered Shares

      Upon the completion of this offering, 17,140,661 shares of our common stock will be outstanding. If the underwriters exercise their over-allotment option in full, 17,488,388 shares of our common stock will be outstanding. The shares of common stock being sold in this offering, other than shares sold in our directed share program, will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act . These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

      As a result of lockup agreements with us or the underwriters as described below and subject to the provisions of Rules 144, 144(k) and 701 described below, these securities will be available for sale in the public market as follows:

•	749,822 will be eligible for sale before 180 days after the date of this prospectus; and

•	11,845,384 shares will be eligible for sale at various times thereafter.

Lockup Agreements

      Our directors, executive officers, selling stockholders and certain other stockholders, who collectively hold approximately 94% of our outstanding shares before this offering, have agreed that they will not sell any common stock owned by them without the prior written consent of SG Cowen & Co., LLC for a period of 180 days from the date of this prospectus. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline. Following the applicable lockup periods, 11,845,384 shares of our common stock outstanding after this offering will become available for sale, in some cases, subject to volume and other restrictions as applicable under Rule 144 or 701.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 171,407 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

      Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

      A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701

      Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers before the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

      After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 1998 stock option plan and options under our 2004 stock plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lockup agreements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations.

Registration Rights

      Following this offering, holders of approximately 10,460,943 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock — Registration Rights.”

U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

      This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our Company (except to the extent specifically set forth below);

•	certain individuals who are former citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

      In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock, and partners in such partnerships, should consult their tax advisors.

      You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

      For the purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for federal income tax purposes, created or organized under the laws of the United States or of any state or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which was in existence on August 20, 1996 and has made a valid election to continue to be treated as a United States person.

Distributions

      We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

      Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

      If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business;

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

      We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the five-year period ending on the date of disposition.

      If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

      Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

      We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen & Co., LLC, Piper Jaffray & Co., A.G. Edwards & Sons, Inc., and JMP Securities LLC are acting as the representatives of the underwriters.

Number of
Name	Shares

SG Cowen & Co., LLC
Piper Jaffray & Co.
A.G. Edwards & Sons, Inc.
JMP Securities LLC

Total	6,818,182

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis depends on the satisfaction of the conditions contained in the underwriting agreement, which include: there is no material adverse change in economic, political or financial market conditions; the representations and warranties made by us and the selling stockholders are true; and we and the selling stockholders deliver customary closing documents to the underwriters. The underwriters are severally committed to purchase all of the shares of common stock being offered by the selling stockholders and by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $                     per share. Securities dealers may reallow a concession not in excess of $                     per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We and the selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 1,022,727 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over-allotment option is exercised in full so long as the conditions of the underwriting agreement are satisfied, the underwriters will purchase additional common shares from us and from the selling stockholders in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the selling stockholders and the proceeds, before expenses, payable to us and the selling stockholders.

Total

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price
Underwriting discounts and commissions payable by us
Underwriting discounts and commissions payable by the selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,500,000.

      We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Other than with respect to the 2,272,727 shares to be sold by the selling stockholders and up to 675,000 shares to be sold by the selling stockholders if the underwriters exercise their over-allotment option, our directors, executive officers, selling stockholders and certain other stockholders, who collectively hold approximately 94% of our outstanding shares before this offering, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. SG Cowen & Co., LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters. There are no agreements between SG Cowen & Co., LLC and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 227,272 shares of our common stock being offered for sale to our directors and to our business associates, employees, friends and family members of our employees. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

      The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising its over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

      Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

      The underwriters may, from time to time, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us and the selling stockholders by Pillsbury Winthrop LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

      The financial statements and schedule included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance on such reports given upon the authority of said firm as experts in auditing and accounting.

      The statements of operations and other comprehensive income (loss), of stockholders’ deficit and of cashflows for the year ended December 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

      Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

PeopleSupport, Inc.

      We have audited the accompanying consolidated balance sheets of PeopleSupport, Inc. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations and other comprehensive income (loss), stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PeopleSupport, Inc. and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ BDO Seidman, LLP

Los Angeles, California

May 3, 2004, except for Note 13, as to which the date is August 5, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of

PeopleSupport, Inc.:

      In our opinion, the accompanying consolidated statements of operations and other comprehensive income (loss), of stockholders’ deficit and of cash flows present fairly, in all material respects, the results of operations and of cash flows of PeopleSupport, Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2001 listed in the accompanying index appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

November 22, 2002,
except as to Note 13,
which is as of August 5, 2004.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of December 31,		As of	Pro Forma
			June 30,	June 30,
	2002	2003	2004	2004

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,179	$12,151	$12,977	$12,977
Restricted short-term cash equivalent	1,000	101	101	101
Accounts receivable, net of allowance for doubtful accounts of $237, $553 and $582 (unaudited)	3,039	2,476	3,545	3,545
Investment in receivable portfolios	—	622	239	239
Prepaid expenses and other current assets	593	1,217	864	1,119

Total current assets	9,811	16,567	17,726	17,981
Property and equipment, net	4,908	4,829	8,688	8,688
Restricted long-term cash equivalent	—	550	550	550
Deferred offering costs	—	—	1,669	1,669
Deferred compensation costs	—	—	—	1,665
Other long-term assets	540	589	987	987

Total assets	$15,259	$22,535	$29,620	$31,540

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$749	$1,031	$3,229	$3,229
Accrued liabilities	2,086	2,478	3,976	3,976
Management incentive plan obligation	—	—	—	9,435
Deferred revenue	1,072	1,235	1,717	1,717
Reserve for restructuring	1,555	25	—	—
Line of credit borrowings	166	—	—	—
Capital lease payable	59	—	—	—

Total current liabilities	5,687	4,769	8,922	18,357
Management incentive plan obligation	—	—	—	1,665
Deferred rent	176	267	295	295

Total liabilities	5,863	5,036	9,217	20,317

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $.003 par value; authorized 11,227 shares:
Convertible Series A preferred stock — $.003 par value; designated 712 shares; 712 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), liquidation preference over common stockholders of $1,302.	1,286	1,286	1,286	—
Convertible Series B preferred stock — $.003 par value; designated 3,848 shares; 2,239 shares issued and outstanding at December 31, 2002 and 2003 and 3,311 at June 30, 2004 (unaudited); liquidation preference over common stockholders of $6,134.	6,098	6,098	6,255	—
Convertible Series C preferred stock — $.003 par value; designated 3,289 shares; 3,289 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), liquidation preference over common stockholders of $17,571.	17,515	17,515	17,515	—
Convertible Series D preferred stock — $.003 par value; designated 3,378 shares; 3,149 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), liquidation preference over common stockholders of $49,268.	49,211	49,211	49,211	—
Stockholders’ equity (deficit)
Common stock, $.003 par value; authorized 16,975 shares; 2,533, 2,536 and 2,133 shares issued and outstanding at December 31, 2002 and 2003 and June 30, 2004 (unaudited), respectively.	7	7	6	35
Additional paid-in capital	4,405	6,399	6,723	80,961
Accumulated deficit	(69,353)	(61,367)	(58,238)	(67,418)
Accumulated other comprehensive income	227	224	230	230
Deferred stock compensation	—	(1,874)	(2,585)	(2,585)

Total stockholders’ equity (deficit)	(64,714)	(56,611)	(53,864)	11,223

Total liabilities, preferred stock and stockholders’ equity (deficit)	$15,259	$22,535	$29,620	$31,540

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER

COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Revenues	$19,733	$19,780	$30,013	$13,729	$19,996
Cost of revenues (exclusive of depreciation shown below)	12,573	11,188	12,921	6,059	10,549
Selling, general and administrative	15,128	5,587	6,134	3,011	4,421
Depreciation and amortization	3,795	4,065	3,166	1,772	1,844
Restructuring charges	—	3,824	(345)	—	(22)

Income (loss) from operations	(11,763)	(4,884)	8,137	2,887	3,204
Interest expense	790	506	3	2	—
Interest income	(895)	(90)	(75)	(34)	(33)
Gain on the extinguishment of debt	—	(2,430)	—	—	—
Other expense (income)	(1)	9	(8)	(11)	5

Income (loss) before provision for income taxes	(11,657)	(2,879)	8,217	2,930	3,232
Provision for income taxes	13	13	231	81	103

Net income (loss)	(11,670)	(2,892)	7,986	2,849	3,129
Foreign currency translation adjustment	132	(46)	(3)	2	6

Comprehensive income (loss)	$(11,538)	$(2,938)	$7,983	$2,851	$3,135

Basic (loss) earnings per share	$(4.65)	$(1.14)	$3.15	$1.12	$1.29
Diluted (loss) earnings per share	$(4.65)	$(1.14)	$0.64	$0.23	$0.22
Basic weighted average shares outstanding	2,512	2,533	2,533	2,533	2,427
Diluted weighted average shares outstanding	2,512	2,533	12,560	12,190	13,999
Pro forma net income (loss) per common share (unaudited):
Basic			$0.67		$0.26
Diluted			$0.64		$0.22
Pro forma weighted average common shares outstanding (unaudited):
Basic			11,921		11,850
Diluted			12,560		13,999

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2001, 2002 and 2003 and Six Months Ended June 30, 2004
(In thousands)

					Accumulated		Total
	Common Stock		Additional		Other	Deferred	Stockholders’
			Paid-in	Accumulated	Comprehensive	Stock	Equity
	Shares	Amount	Capital	Deficit	Income	Compensation	(Deficit)

Balance, at January 1, 2001	2,474	$7	$4,867	$(54,791)	$141	$(1,196)	$(50,972)
Deferred stock compensation	—	—	(538)	—	—	1,196	658
Issuance of warrants	—	—	41	—	—	—	41
Exercise of stock options	58	—	34	—	—	—	34
Comprehensive loss	—	—	—	(11,670)	132	—	(11,538)

Balance, at December 31, 2001	2,532	7	4,404	(66,461)	273	—	(61,777)
Exercise of stock options	1	—	1	—	—	—	1
Comprehensive loss	—	—	—	(2,892)	(46)	—	(2,938)

Balance, at December 31, 2002	2,533	7	4,405	(69,353)	227	—	(64,714)
Exercise of stock options	3	—	1	—	—	—	1
Comprehensive income (loss)	—	—	—	7,986	(3)	—	7,983
Deferred stock compensation	—	—	1,998	—	—	(1,998)	—
Amortization of deferred stock compensation	—	—	(5)	—	—	124	119

Balance, at December 31, 2003	2,536	7	6,399	(61,367)	224	(1,874)	(56,611)

Exercise of stock options (unaudited)	144	1	51	—	—	—	52
Repurchase of common stock (unaudited)	(547)	(2)	(1,348)	—	—	—	(1,350)
Comprehensive income (unaudited)	—	—	—	3,129	6	—	3,135
Deferred stock compensation (unaudited)	—	—	1,728	—	—	(1,728)	—
Amortization of deferred stock compensation (unaudited)	—	—	(107)	—	—	1,017	910

Balance, at June 30, 2004 (unaudited)	2,133	6	6,723	(58,238)	230	(2,585)	(53,864)
Pro Forma Adjustments:
Conversion of preferred shares	10,461	29	74,238	—	—	—	74,267
Management incentive plan payments (net of taxes)	—	—	—	(9,180)	—	—	(9,180)

Pro Forma Balance, at June 30, 2004 (unaudited)	12,594	$35	$80,961	$(67,418)	$230	$(2,585)	$11,223

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(11,670)	$(2,892)	$7,986	$2,849	$3,129
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,042	4,065	3,166	1,772	1,844
Amortization of debt discount	—	194	—	—	—
Provision for doubtful accounts	(147)	351	293	244	30
Stock-based compensation	658	—	119	2	910
Gain on extinguishment of debt	—	(2,430)	—	—	—
Non-cash restructuring charges	—	1,548	427	—	—
Reduction of excess accrual for restructuring	—	(59)	(974)	—	(22)
Changes in operating assets and liabilities:
Accounts receivable	(657)	(306)	270	749	(1,100)
Prepaid expenses and other assets	113	(59)	(624)	(8)	335
Other long-term assets	(38)	(21)	(49)	(111)	(401)
Accounts payable and accrued liabilities	(1,551)	(1,799)	765	190	2,526
Deferred revenue	(525)	965	163	530	482
Reserve for restructuring	—	2,336	58	—	—
Cash payments on restructuring reserve	—	(1,384)	(758)	(150)	(3)

Net cash provided by (used in) operating activities	(9,775)	509	10,842	6,067	7,730
INVESTING ACTIVITIES
Purchases of receivable portfolios	—	—	(723)	—	—
Collections applied to principal of receivable portfolios	—	—	101	—	384
Purchase of property and equipment	(3,184)	(752)	(3,370)	(863)	(5,694)
Sales of short-term investments	7,508	771	—	253	—
Restricted cash equivalent	—	(1,000)	349	—	—

Net cash provided by (used in) investing activities	4,324	(981)	(3,643)	(610)	(5,310)
FINANCING ACTIVITIES
Payments of capital lease obligation	76	(224)	(59)	(59)	—
Proceeds from note payable	672	—	—	—	—
Repayments of note payable	(1,213)	(1,725)	—	—	—
Line of credit borrowings	365	—	—	—	—
Payments on line of credit borrowings	(491)	(198)	(166)	(166)	—
Proceeds from the exercise of stock options	34	1	1	—	52
Repurchase of common stock	—	—	—	—	(1,350)
Proceeds from the exercise of warrants to purchase redeemable preferred stock	—	—	—	—	157
Deferred offering costs	—	—	—	—	(455)

Net cash used in financing activities	(557)	(2,146)	(224)	(225)	(1,596)
Effect of exchange rate changes on cash	132	(46)	(3)	1	2

Net increase (decrease) in cash and cash equivalents	(5,876)	(2,664)	6,972	5,233	826
Cash and cash equivalents, beginning of period	13,719	7,843	5,179	5,179	12,151

Cash and cash equivalents, end of period	$7,843	$5,179	$12,151	$10,412	$12,977

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid for the period	$543	$296	$3	$2	$—
Taxes paid for the period	—	8	15	15	392

NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of warrants with credit agreements	$41	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

1 — Description of the Company

      PeopleSupport, Inc. (the “Company”) was incorporated in the State of Delaware on July 2, 1998 and is a provider of offshore business process outsourcing services, including customer management solutions and accounts receivable management services.

2 — Summary of Significant Accounting Policies

Unaudited Interim Results

      The accompanying consolidated balance sheet as of June 30, 2004, the consolidated statements of operations and the consolidated statements of cash flows for the six months ended June 30, 2003 and 2004, and the consolidated statement of changes in stockholders’ deficit for the six months ended June 30, 2004, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the six months ended June 30, 2003 and 2004. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six months ended June 30, 2003 and 2004 are unaudited. The results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004 or for any other interim period or for any future year.

Unaudited Pro Forma Information

      The Company is obligated to pay up to $11.1 million to senior management and other key employees upon completion of certain significant transactions, including an initial public offering. Of the $11.1 million maximum payment, $9.4 million will be paid upon the closing of the offering, including $8.0 million to six senior executives and $1.4 million to approximately 100 other key employees. The pro forma consolidated balance sheet gives recognition to the obligation to pay $9.4 million to senior management and other employees, and a related $0.3 million deferred tax benefit, as of the most recent fiscal period presented. All or a portion of the remaining $1.7 million may be contributed to a 401(k) plan upon or after the closing of the offering. This amount is reflected in the accompanying pro forma consolidated balance sheet as a long-term liability, offset by an asset for the deferred compensation costs.

      The Company has not disclosed pro forma share and per share amounts in the consolidated statement of operations as the $9.4 million payments to senior management were considered compensation payments and not a distribution to shareholders. Accordingly, it was not necessary to take into account the number of additional shares necessary to raise the proceeds to cover any portion of the $9.4 million one time payments in excess of our earnings for the relevant period, which would have been required for calculating the pro forma amounts if these payments were considered a distribution to shareholders.

      The pro forma statement of operations, balance sheet and statement of stockholders’ deficit give effect to the 1 for 2.74 reverse stock split and reflect the automatic conversion of 10.5 million preferred shares to common shares as if they had occurred on January 1, 2003 or the later dates on which some of the shares of preferred stock were issued.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentrations of Risk

      Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited or managed by major financial institutions and at times are in excess of FDIC insurance limits.

      The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. The Company maintains an allowance for potential credit losses and write-offs of accounts receivable, which amounted to $237, $553 and $582 at December 31, 2002 and 2003 and June 30, 2004, respectively.

      Revenue and accounts receivable from significant customers were as follows:

							As of and for the six
	As of and for the year ended December 31,						months ended June 30,

	2001		2002		2003		2004

	% of		% of		% of		% of
	Revenue	% of A/R, Net	Revenue	% of A/R, Net	Revenue	% of A/R, Net	Revenue	% of A/R, Net

Company A	17%	12%	53%	36%	49%	—	33%	0%
Company B	42%	72%	36%	50%	26%	17%	10%	9%
Company C	—	—	—	—	13%	75%	29%	55%

      The Company maintains operational and technical facilities for its global operations, including maintaining a relationship with two significant vendors that provide the facility storage and related maintenance of the Company’s main technology equipment and data. Any significant events leading to systems and operations unavailability before the Company’s contingency plans are deployed could potentially lead to a disruption of service and associated financial impact.

      The Company’s revenues are dependent on clients in the travel, hospitality, technology and communications industries, and a material decrease in demand for outsourced services in these industries could result in decreased revenues. Additionally, the Company has significant operations in the Philippines, and is subject to risks associated with operating in the Philippines including political, social and economic instability and increased security concerns, fluctuation in currency exchange rates and exposure to different legal standards. Total carrying amounts of assets used in our Philippine operations were $2,431, $4,719 and $8,966 at December 31, 2002 and 2003 and June 30, 2004, respectively.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances have been eliminated.

Cash, Cash Equivalents and Restricted Cash Equivalent

      Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. Cash equivalents at December 31, 2002 and 2003 and June 30, 2004 consist of money-market funds, commercial paper and certificates of deposit. The restricted cash equivalent is invested in a certificate of deposit, which matures within 90 days (see Notes 5 and 6).

Property and Equipment

      Property and equipment are stated at cost and depreciated using the straight-line method over the following period for each category:

Furniture and fixtures	5 years
Computer equipment	3 years
Software	3 years

      Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-lived Assets

      Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amounts may not be recoverable. When these events or changes in circumstances indicate that the carrying amount might be impaired, undiscounted cash flow analyses would be used to assess whether an impairment had occurred. In that case, the asset would be written down to its estimated fair value. The estimation of future cash flows and fair values involves considerable management judgment.

Reclassifications

      Certain reclassifications have been made to prior year amounts to conform with the current presentation.

Revenue Recognition

      Implementation fees include revenues associated with new customers, which are deferred and recognized ratably over the life of the contract. Recurring session fees, which include revenues associated with voice, email and live help transactions and with hosting and maintaining software applications for customer care, are recognized as these services are provided. Revenues are recognized when there are no significant Company obligations remaining, fees are fixed and determinable and collection of the related receivable is reasonably assured.

      For purchased accounts receivable portfolios, due to the Company’s limited experience in assessing its collection trends, the Company only recognizes revenue to the extent of cash collected in excess of the portfolio’s purchase price. The Company periodically assesses the collections experience trend curve to determine if a change in revenue recognition treatment is appropriate. Commission revenues for contingent accounts receivable management contracts are recognized upon receipt of the collected funds.

Cost of Revenues

      Cost of revenues consists primarily of employee-related costs associated with the services rendered on behalf of a client, as well as telecommunications costs, information technology costs associated with providing services, facilities support and customer management support costs related to the operation of outsourcing and data centers and consultant services.

Net Income (Loss) Per Share

      Basic earnings (loss) per share (EPS) excludes dilution and is computed by dividing net income or loss by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (i.e., convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock.

      The following is a summary of the number of shares of securities outstanding during the respective periods that have been excluded from the calculations because the effect on net income (loss) per share would have been antidilutive (in thousands):

				Six Months
	Year Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

Convertible preferred stock	9,388	9,388	—	—	—
Options	1,286	847	136	198	—
Preferred stock warrants	1,604	1,604	1,211	1,604	31
Common stock warrants	96	96	72	96	—

	12,374	11,935	1,419	1,898	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Years Ended December 31,

	2001			2002			2003

			Per			Per			Per
	Loss	Shares	Share	Loss	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Basic earnings per share:
(Loss) income to common stockholders	$(11,670)	2,512	$(4.65)	$(2,892)	2,533	$(1.14)	$7,986	2,533	$3.15
Effect of dilutive securities:
Options	—	—		—	—		—	438
Warrants	—	—		—	—		—	201
Convertible preferred stock	—	—		—	—		—	9,388

(Loss) income available to common stockholders	$(11,670)	2,512	$(4.65)	$(2,892)	2,533	$(1.14)	$7,986	12,560	$0.64

	Six Months Ended June 30,

	2003			2004

			Per			Per
	Income	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

	(unaudited)
Basic earnings per share:
Income to common stockholders	$2,849	2,533	$1.12	$3,129	2,427	$1.29
Effect of dilutive securities:
Options	—	269		—	946
Warrants	—	—		—	1,203
Convertible preferred stock	—	9,388		—	9,423

Income available to common stockholders	$2,849	12,190	$0.23	$3,129	13,999	$0.22

Segments of an Enterprise

      The Company reports segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). Under SFAS 131, all publicly traded companies are required to report certain information about the operating segments, products, services and geographical areas in which they operate and their major customers. The Company operates as two business segments: customer management services and accounts receivable management services; however, our accounts receivable management segment is not separately presented as it currently represents substantially less than 10 percent of the combined revenues, profit and assets of the total reported operating segments (Note 12).

Income Taxes

      The Company uses the liability method to account for income taxes. Under this method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when those differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

      The Company’s financial instruments, including cash and cash equivalents, restricted cash equivalent, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency

      The Company’s foreign subsidiary uses its local currency as its functional currency. Assets and liabilities are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenues and expenses are translated into U.S. dollars at average exchange rates for the period. The resultant cumulative translation adjustments are included in accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit. Gains and losses from foreign currency transactions are recognized as a component of net income or loss as incurred and were not material for any of the years presented.

Stock-Based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock price and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and related interpretations.

      The stock-based compensation cost associated with the Company’s 1998 Stock Option Plan (the “Plan”), determined using the minimum value method prescribed by SFAS No. 123, did not result in a material difference from the reported net loss or income for the years ended December 31, 2001, 2002 and 2003.

				Six Months
	Years Ended December 31,			Ended June 30,

	2001	2002	2003	2003	2004

Net income (loss), as reported	$(11,670)	$(2,892)	$7,986	$2,849	$3,129
Add: Stock-based compensation expense included in reported net income, net of related tax effects	658	—	119	2	910
Deduct: Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,422)	(416)	(332)	(104)	(933)

Pro forma net income (loss)	$(12,434)	$(3,308)	$7,773	$2,747	$3,106

Basic (loss) earnings per share
As reported	$(4.65)	$(1.14)	$3.15	$1,12	$1.29
Pro forma	$(4.95)	$(1.31)	$3.07	$1.08	$1.28
Diluted (loss) earnings per share
As reported	$(4.65)	$(1.14)	$0.64	$0.23	$0.22
Pro forma	$(4.95)	$(1.31)	$0.62	$0.23	$0.22

      The minimum value method requires input of highly subjective assumptions, changes in which could materially affect the fair value estimate. In addition, the minimum value method is only allowed for non-public entities, as public entities are required to include an expected volatility factor in addition to the factors described below. In anticipation of completing the initial public offering, the Company has utilized an expected volatility factor of 31.7% for the six months ended June 30, 2004. As a result, the effects on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years.

				Six Months
	Years Ended			Ended
	December 31,			June 30,

	2001	2002	2003	2003	2004

Risk free interest rate	5.00%	2.71%	2.71%	2.71%	4.00%
Expected life (years)	5	5	5	5	5
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	0%	0%	0%	0%	31.7%

      The weighted average fair value at the grant date for such options was $5.15, $0.52, $5.15 and $11.00 per option for the periods ended December 31, 2001, 2002 and 2003 and June 30, 2004, respectively.

Comprehensive income

      The Company follows the reporting and disclosure requirements of SFAS 130, “Reporting Comprehensive Income.” SFAS 130 requires the disclosure of total non-stockholder changes in equity and its components, which would include all changes in equity during a period except those resulting from investments by and distributions to stockholders. The components of other comprehensive income (loss) applicable to the Company are translation gains and losses on foreign currency.

Gain on Extinguishment of Debt

      In 2002, the Company settled an equipment loan for less than the outstanding balance and recorded a gain on the difference between the outstanding balance and the amount paid.

Recent Accounting Pronouncements

      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s results of operations, financial position or cash flows.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective at the beginning of the first interim period beginning after June 15, 2003 for public companies. The Company adopted this statement as of July 1, 2003. This statement does not affect the accounting for the Company’s outstanding preferred stock and had no material impact on its financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transitional Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects for stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company’s results of operations or its financial position.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company has adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002 and in 2003 recorded charges required under SFAS 146 relating to the closure of its St. Louis facility. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured at fair value. Accordingly, SFAS No. 146 affects the timing of recognizing current and future restructuring costs as well as the amount recognized.

      In May 2002, the FASB issued SFAS No. 145, “Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections.” This statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers.” This statement amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for years beginning after May 2002 for the provisions related to the rescission of SFAS Nos. 4 and 64, and for all transactions entered into beginning May 2002 for the provisions related to the amendment to SFAS No. 13. The adoption of SFAS No. 145 resulted in the classification of the 2002 gain on extinguishment of debt as other income on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2002.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,” an interpretation of FASB Statement Nos. 5, 57 and 107, and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002. The Company adopted this statement as of January 1, 2003 and it had no material impact on its financial statements.

      The following is a summary of the Company’s agreements that the Company has determined is within the scope of FIN 45.

      Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director’s serving in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liability recorded for these agreements as of December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically business partners, contractors, customers, landlords and its agreements with investors. Under these provisions the Company generally indemnifies and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive the termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements.” This interpretation clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of this interpretation did not have a material impact on the Company’s financial position and results of operations.

3 — Property and Equipment

      Property and equipment consist of the following at December 31:

	2002	2003

Furniture and fixtures	$2,628	$2,709
Computer equipment	5,006	6,525
Software	3,577	3,963
Leasehold improvements	2,723	2,616

	13,934	15,813
Less: Accumulated depreciation and amortization	(9,026)	(10,984)

Total property and equipment	$4,908	$4,829

      Assets acquired under capital lease totaled $837 and $0 at December 31, 2002 and 2003. Related accumulated amortization amounted to $698 and $0 at December 31, 2002 and 2003.

4 — Line of Credit

      In June 2002, the Company renewed its line of credit arrangement for borrowings of up to $1,481 for general corporate purposes, equipment procurements in an amount not to exceed $281 and the issuance of Standby Letters of Credit not to exceed $1,200, with a maturity of May 31, 2003. In connection with this renewal, the Company signed a Pledge and Security Agreement granting a security interest in certificates of deposit with a commercial bank to secure performance of the Company’s obligations. The line of credit accrued interest at 0.50% above the bank’s prime rate (4.25% at December 31, 2002) and expired on May 31, 2003. The line of credit required the Company to maintain a certain quick ratio, a certain cash balance and achieve a certain level of revenue. At December 31, 2002, the Company was in compliance with its covenants and had borrowings outstanding, reflected as line of credit borrowings on the balance sheet, amounting to $166. In January 2003, the balance of the line of credit was paid in full.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5 — Credit Agreements

      Through October 2002, the Company maintained a credit agreement providing for borrowings of up to $9,172. The credit agreement accrued interest at 10.5% with a maturity date of August 1, 2006. Under the terms of the agreement, the Company was to use a minimum of 70% of the available funds for capital expenditures to be purchased from the lender for the development of the Company’s technology infrastructure. The borrowings were secured by the assets purchased.

      In May 2000, in connection with the credit agreement, the Company issued a warrant to the lender to purchase 96 shares of its common stock at $15.65 per share (see Note 8).

      In October, 2002, the Company made a final payment of $1,633 to the lender in settlement of the balance due on the credit agreement. The amount of the indebtedness prior to the settlement was $4,063. Accordingly, the Company recorded a gain on the extinguishment of debt of $2,430. There are no further payments or obligations due from either party as a result of this settlement.

      In July 2003, the Company entered into a Revolving Note in the original principal sum of $3,000. The Revolving Note was fully secured by a certificate of deposit in the same amount held at the lending institution. The Revolving Note carried a rate of LIBOR plus 1.5% per annum. As of December 31, 2003, there were no outstanding balances, and in April 2004, the Company retired this unused facility.

6 — Commitments and Contingencies

     Leases

      The Company leases its office facilities and miscellaneous office equipment under operating leases expiring at various times through 2015. In November 2002, the Company entered into a settlement agreement with a creditor relating to an operating lease. The parties agreed to settle the balance due for a one-time payment of $1,300. As a result of the settlement, the Company obtained title to all equipment under the lease and there are no further payments or obligations due from either party as a result of this settlement. In December 2003, the Company entered into a binding agreement to lease the PeopleSupport Center. The following summarizes our contractual obligations at December 31, 2003, and includes the lease obligation of $17.6 million associated with the PeopleSupport Center:

Operating
Years Ending December 31,	Lease

2004	$1,767
2005	2,082
2006	2,104
2007	1,904
2008	1,878
Thereafter	12,652

Total	$22,387

      In May 2003, the Company renewed two Standby Letters of Credit related to lease obligations in Los Angeles and Manila and adjusted the pledged collateral to $650. Pursuant to the terms of the letters of credit, approximately $100 of the security interest will be released in August 2004 and approximately $550 will be released in August 2005.

      Interest expense for capital lease obligation was $41, $15 and $0 for the years ended December 31, 2001, 2002 and 2003, respectively. The Company records rental expense on a straight-line basis over the base, non-cancelable lease terms. Any difference between the calculated expense and the amount actually paid are reflected as a liability in the accompanying consolidated balance sheet and totaled $176 and $267

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at December 31, 2002 and 2003, respectively. Rent expense for the years ended December 31, 2001, 2002 and 2003 was $2,965, $2,617 and $2,159, respectively.

      The Company currently has four outsourcing center leases which stipulate changes in lease payments due to inflation or deflation in the Philippines or fluctuations in the value of the Philippine peso relative to the value of the U.S. dollar. These leases provide for increases in lease payments in the case of extraordinary inflation. Two of these contracts provide that an event of extraordinary inflation will be conclusively presumed to have occurred if the specified exchange rate of the Philippine peso relative to the U.S. dollar increases by more than 25% over a short period, or if the purchasing power of the Philippine peso decreases by more than 25% over the same period. The third of these contracts provides for an increase in our lease obligations if the local consumer price index increases by 16% or more over a 12 month period. Another one of the Company’s leases provides that in the case of an extraordinary reduction in the value of the currency used to make payments under the lease, the value of the currency at the time the Company entered into the obligation will be the basis of payment. In the event of extraordinary inflation, the Company obligations under this agreement could increase by 16% to 25% or more. In each of the last two years, the Philippines has recorded an annual inflation rate of approximately three percent. Rulings by the Philippine Supreme Court indicate that the Philippines has not experienced any period of inflation in the past that would be construed as extraordinary inflation under the Company’s contracts.

      The Company has the option to renew 3 leases under various terms, ranging from 5 to 6  years, at various rates as specified with each lease agreement.

     Contractual Compensation Obligation

      Effective July 1, 2002, the Company adopted its 2002 Management Incentive Plan (the “Plan”) under which the Company is obligated to make payments to senior management and key employees upon completion of certain significant transactions, including the sale of the Company or an initial public offering pursuant to the Securities Act of 1933. Under the Plan, certain key employees designated by the Company’s Board of Directors will receive cash payments based on the aggregate net proceeds received by the Company and selling stockholders from the offering. The Plan provides for payments in the maximum aggregate amount of $11.1 million if aggregate net proceeds from the sale or offering exceed $74 million. Pursuant to agreements between the Company and certain executive officers, a majority of the aggregate amount payable under the Plan will be allocated among these executives. The Company’s Board of Directors will be entitled to use its discretion to allocate the remaining portion among these executives or among other employees or service providers in consideration of their contribution of services to the Company.

     Litigation

      In July 2002, a former executive filed a claim against the Company. The Company accrued legal fees and other costs in connection with this claim, which were included in the reserve for restructuring on the accompanying balance sheet as of December 31, 2002. In 2003, the Company settled this litigation and the restructuring reserve was reduced by the difference between the amount previously accrued for and the settlement.

      The Company is, from time to time, a defendant or plaintiff in litigation related to claims arising out of its operations in the ordinary course of business. The Company believes that no such claims should have a material adverse impact on its financial condition or results of operations.

7 — Convertible Preferred Stock

      In August 1998, the Company issued 712 shares of Series A convertible preferred stock for $1.83 per share. In May through July 1999, the Company issued 2,239 shares of Series B convertible preferred stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for $2.74 per share. In November 1999, the Company issued 3,289 shares of Series C convertible preferred stock for $5.34 per share. In April 2000, the Company issued 3,149 shares of Series D convertible preferred stock for $15.65 per share.

     Dividend Rights

      Dividends shall be paid when and if declared by the Board of Directors, at the rate of $0.14621, $0.274, $0.534 and $1.565 per share of the outstanding Series A, Series B, Series C and Series D convertible preferred stock, respectively, and shall be payable out of funds legally available. No dividends have been declared to date.

     Liquidation

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, or in the event of certain transactions resulting in a change of control, as provided in the Company’s Certificate of Incorporation, as amended to date, the holders of the Series A, Series B, Series C and Series D convertible preferred stock will be entitled to be paid ratably, before any payment shall be made to the common stockholders, an amount in cash or property equal to the sum of $1.83 per share of Series A preferred stock, $2.74 per share of Series B preferred stock, $5.34 per share of Series C preferred stock and $15.65 per share of Series D preferred stock, plus all declared but unpaid dividends. Upon payment of the liquidation preference, the remaining proceeds shall be distributed on an as-converted basis to the holders of the Series C preferred stock, Series D preferred stock and common stock until the Series C holders have received, in total, an amount equal to the sum of $10.68 per share and Series D holders have received, in total, an amount equal to the sum of $31.29 per share.

     Conversion Right

      Each share of preferred stock shall be convertible, at the option of the holder, at any time after the date of issuance, into one share of common stock, subject to adjustment. The preferred shares will automatically convert into shares of common stock, at the then-applicable conversion price, upon the closing of an underwritten public offering of the Company’s common shares at a price of not less than $9.59 per share and from which the gross proceeds to the Company are not less than $40 million.

     Antidilution Provision

      The conversion price of each share of preferred stock will be subject to an adjustment to reduce dilution in the event that the Company issues additional equity securities at a purchase price less than the applicable conversion price.

     Voting Rights

      The holders of the preferred shares are entitled to the number of votes to which they would be entitled if the preferred shares were converted into common shares.

8 — Warrants

      In June 1999, as issuance costs for the Series B preferred stock financing, the Company issued a fully vested warrant to purchase 62 shares of Series B preferred stock. The warrant entitles the holder to purchase Series B preferred stock at $2.74 per share and expired in June 2004. The fair value was determined to be $117 and was recorded as additional paid in capital.

      Additionally, the Company issued warrants to purchase 1,536 shares of Series B convertible preferred stock to Series B investors. The warrants entitle the holders to purchase one share of Series B preferred stock at $2.74 per share and expired in June 2004. The fair value assigned to the warrants was determined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to be $1,968 and was recorded as additional paid in capital. The warrants vested upon issuance with respect to 766 shares of Series B preferred stock and upon an agreed-upon investment by the warrant holders in the Company’s 1999 Series C preferred stock financing with respect to the remaining 766 shares of Series B preferred stock. In 2000, the right to purchase 36 shares of Series B warrants did not vest and was therefore canceled. As of December 31, 2002, all of the warrants were fully vested.

      During the six months ended June 30, 2004, seven holders of Series B warrants exercised their right to purchase 1,553 shares. Of the seven warrant holders who exercised during the six months ended June 30, 2004, three holders elected a cashless exercise resulting in the net issuance of 1,072 shares of Series B convertible preferred stock.

      In October 1999, in connection with a line of credit borrowing, which expired in 2000, the Company issued a fully vested warrant to purchase 11 shares of Series B preferred stock at $2.74 per share. The warrant expires in October 2004. The fair value was determined to be $21 and was fully amortized as additional interest expense as of December 31, 2000.

      In April 2000, in connection with the original line of credit borrowing as described in Note 4, the Company issued a warrant to purchase 27 shares of Series D preferred stock at $15.65 per share. The warrant was issued in April 2000 and expires in April 2005. The fair value was determined to be $299 and was amortized over the life of the line of credit as additional interest expense. Additional interest expense related to this warrant was $87 for the year ended December 31, 2001. As of June 30, 2004, the warrant had not been exercised.

      In May 2000, in connection with a credit agreement as described in Note 5, the Company issued a warrant to purchase 96 shares of common stock at $15.65 per share. The warrant was issued in May 2000 and expires 5 years from the issuance date in May 2005. The fair value was determined to be $416 and was amortized over the life of the credit agreement as additional interest expense. During 2001 and 2002, the Company recorded $139 and $174 additional interest expense. As of June 30, 2004, the warrant had not been exercised.

      In June 2001, in connection with the renewal of the line of credit borrowing as described in Note 4, the Company issued a warrant to purchase 4 shares of Series D preferred stock at $15.65 per share. The warrant expires 5 years from the issuance date in June 2006. The fair value was determined to be $41 and was amortized over the life of the line of credit as additional interest expense. Additional interest expense related to this warrant was $21 for each of the years ended December 31, 2001 and 2002. As of June 30, 2004, the warrant had not been exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9 — Stock options

      Stock option activity for the years ended December 31, 2001, 2002 and 2003 is summarized as follows:

		Weighted
		Average
	Number of	Exercise	Shares
	Shares	Price	Exercisable

Balance, at January 1, 2001	1,445	$2.88
Granted	897	5.15
Canceled	(998)	3.67
Exercised	(58)	0.55

Balance, at December 31, 2001	1,286	3.97	311
Granted	465	0.52
Canceled	(903)	4.69
Exercised	(1)	0.41

Balance, at December 31, 2002	847	1.32	326
Granted	422	0.41
Canceled	(161)	1.17
Exercised	(4)	0.41

Balance, at December 31, 2003	1,104	$1.01	495

      The Company’s 1998 Stock Option Plan, (the “Plan”) provides for the issuance by the Board of Directors of stock options at prices not less than 85% (110% if the award is issued to a 10% stockholder) of the fair market value at the date of issue. An aggregate of 2,268 options were reserved under the Plan, of which 1,164 options were available for future grant by the Board of Directors at December 31, 2003.

      The Plan provides for the grant of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Options granted generally vest 25% after one year of service and ratably over 36 months thereafter.

				Exercisable
	Outstanding Weighted Average			Weighted Average

		Remaining
		Contractual	Exercise		Exercise
Exercise Price Per Share	Shares	Life (Years)	Price	Shares	Price

$0.03	33	4.54	$0.03	33	$0.03
0.19	142	4.89	0.19	142	0.19
0.27	33	8.64	0.27	33	0.27
0.41	711	9.27	0.41	124	0.41
1.15	18	6.05	1.15	18	1.15
1.89	32	6.15	1.89	31	1.89
5.15	135	6.47	5.15	114	5.15

	1,104	8.06	$1.01	495	$1.51

      Options granted during the year ended December 31, 2000 resulted in deferred compensation of $3,022, which was included in deferred compensation in the consolidated statement of stockholders’ equity (deficit). During the year ended December 31, 2001, the Company did not incur any additional deferred compensation and reversed unamortized deferred compensation of $538 related to cancelled options. Deferred compensation represented the difference between the deemed fair value of the Company’s common stock for financial accounting purposes and the exercise price of these options at the date of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant. Deferred compensation expense was amortized ratably using an accelerated method over the vesting period. During the year ended December 31, 2001, such stock-based compensation expense included in the consolidated statement of operations amounted to $658.

      During the year ended December 31, 2002, the Company did not incur any stock-based compensation expense or deferred compensation as there was no difference between the deemed fair value of the Company’s common stock and the exercise price of these options at the date of grant.

      Options granted during the year ended December 31, 2003 resulted in deferred compensation of $1,998, which was included in deferred compensation in the consolidated statement of stockholders’ equity (deficit). Deferred compensation expense was amortized ratably using an accelerated method over the vesting period. During the year ended December 31, 2003, such stock-based compensation expense included in the consolidated statement of operations amounted to $119.

      Options granted during the six months ended June 30, 2004 resulted in deferred compensation of $1,728, which was included in deferred compensation in the consolidated statement of stockholders’ equity (deficit). Deferred compensation expense was amortized ratably using an accelerated method over the vesting period. During the six months ended June 30, 2004, such stock-based compensation expense included in the consolidated statement of operations amounted to $910, $299 recorded in cost of revenues and $611 recorded in selling, general and administrative.

      In accordance with the provisions of Accounting Principles Board Opinion No. 25, the Company had recognized compensation expense based on the difference between the fair value of the Company’s stock and the option exercise price at the time of the grant. The table below details the stock options grants from June 30, 2003:

				Deferred
	Option	Exercise	Fair Value	Compensation
	Grants	Price	per Share	Expense

7/23/2003	46	$0.41	$2.19	$82
10/23/2003	24	$0.41	$5.48	121
12/9/2003	289	$0.41	$6.58	1,783
1/30/2004 (unaudited)	129	$0.41	$11.00	1,366
3/11/2004 (unaudited)	54	$6.85	$11.00	224
4/28/2004 (unaudited)	35	$6.85	$11.00	145

	577			$3,721

      Grants of certain unexercised options under the Company’s 1998 Incentive Stock Plan between January 1, 2003 through April 28, 2004, may not have been exempt from registration or qualification under federal and state securities laws and the Company did not obtain any required registration or qualification. As a result, the Company intends to make a rescission offer to the U.S. holders of these options, which the Company intends to complete before or shortly after the effective date of this registration statement. In order to comply with California securities law, the Company will offer to repurchase these unexercised options. The Company intends to offer to repurchase these options at 20% of the option exercise price multiplied by the number of shares underlying the option, plus interest at an annual rate of 7% from the grant date, and has applied to the California Department of Corporations for approval of the terms of the repurchase offer. The proposed repurchase price is subject to approval by California Department of Corporations. Accordingly, if this rescission offer is approved and accepted, the Company could be required to make payments to the holders of these options of 20% of the option exercise price multiplied by the number of shares subject to such options, which would approximate $0.1 million, plus statutory interest at an annual rate of 7 percent. There is no assurance that the terms of the repurchase offer will be approved by the California Department of Corporations and the Company could be required to offer a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

higher amount. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required. If any or all of the offerees reject our offer to repurchase the options, the Company may continue to be liable under federal and state securities laws. Management does not believe that this rescission offer will have a material effect on the Company’s results of operations, cash flows or financial positions.

10 — Restructuring Charges

      In December 2000, the Company recorded a charge of approximately $3,000 related to a restructuring program to reduce administrative costs and streamline operations into the lower-cost operating centers in St. Louis and Manila. The charge comprised approximately $700 for the write-down of assets, $800 of lease termination costs, and $1,500 for severance and related costs in connection with the elimination of approximately 130 positions from the Company’s Los Angeles location.

      In 2001, the Company used approximately $1,500 of the restructuring accrual for severance and related costs and approximately $138 of the lease termination accrual. During 2002, the Company paid $603 of the lease termination accrual and reduced the excess of the 2001 accrual by $59.

      In March 2002, the Company initiated a reorganization plan in an effort to further reduce future operating costs by streamlining operations into its lower-cost operating centers in Manila. As a result of this restructuring plan, there were significant staffing reductions at the Los Angeles and St. Louis facilities. The Company incurred a charge of approximately $3,884. The charge was comprised of approximately $1,548 for the write-down of assets, $1,241 for lease termination costs, and $1,095 for severance and related costs in connection with the elimination of approximately 45 positions from the Los Angeles and St. Louis locations.

      In 2003, the Company initiated a separate restructuring plan to further reduce future operating costs by completely closing its St. Louis facility and transferring those functions to its lower-cost operating center in Manila. The activity related to this plan was completed during 2003. As a result of this reorganization and the closure of this facility, the Company recorded a charge of approximately $629 with respect to staffing reductions, asset impairments, and lease termination costs. The charge was comprised of approximately $283 for the write-down of abandoned leasehold improvements, $267 of lease termination costs, and $79 for severance and related costs in connection with the elimination of approximately 22 positions from its St. Louis facility. The Company also released approximately $974 of the 2002 accrued restructuring liability based on lower than anticipated actual expenses related to the 2002 lease termination and severance costs. This amount was comprised of $337 of lease termination costs and $637 of severance related costs, both of which were the result of negotiated settlement amounts that were lower than the originally estimated or contractual amounts. As a result of the release of the 2002 accrual, the Company recorded a net restructuring credit in the amount of $345 in 2003, as shown on the accompanying consolidated statement of operations and comprehensive income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the Company’s activities related to these charges for the years ended December 31, 2001, 2002 and 2003:

	Severance		Asset
	and Related	Lease	Write-
	Cost	Termination	Down	Total

Reserves, at January 1, 2001	$1,500	$800	$328	$2,628
Cash payments	(1,500)	(138)	—	(1,638)
Non cash charges	—	—	(328)	(328)

Reserve for restructuring, at December 31, 2001	—	662	—	662
Cash payments	—	(603)	—	(603)
Reduction of excess 2001 accrual	—	(59)	—	(59)

Balance of 2001 reserve brought forward to December 31, 2002	—	—	—	—
2002 restructuring charges	1,095	1,241	1,548	3,884
Cash payments	(342)	(439)	—	(781)
Non cash charges	—	—	(1,548)	(1,548)

Reserve for restructuring, at December 31, 2002	753	802	—	1,555
Cash payments	(170)	(588)	—	(758)
2003 restructuring charges	79	267	283	629
Reduction of excess accrual	(637)	(337)	—	(974)
Non cash charges	—	(144)	(283)	(427)

Reserve for restructuring, at December 31, 2003	$25	$—	$—	$25

11 — Income Taxes

      The components of the income tax expense are as follows:

	Years Ended
	December 31,

	2001	2002	2003

Current:
Federal	$—	$—	$120
State	13	13	111

	$13	$13	$231

      A reconciliation of the statutory Federal income tax rate with the Company’s effective income tax rate is as follows:

	Years Ended
	December 31,

	2001	2002	2003

Federal statutory rate	35.0%	35.0%	35.0%
State taxes net of Federal benefit	(0.1)	(0.4)	1.3
Difference between foreign tax rates and U.S. tax rates	3.3	2.9	(1.9)
Other	(0.7)	(0.9)	0.1
Change in valuation allowance	(37.6)	(37.0)	(31.7)

	(0.1)%	(0.4)%	2.8%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      (Loss) income before income taxes are as follows:

	Years Ended December 31,

	2001	2002	2003

Domestic	$(12,744)	$(3,121)	$7,773
Foreign	1,087	242	444

	$(11,657)	$(2,879)	$8,217

      The primary components of temporary differences which give rise to the Company’s deferred tax assets and deferred tax liabilities are as follows:

	Years Ended
	December 31,

	2002	2003

Net deferred tax asset:
Net operating loss carryforwards	$25,149	$19,706
Depreciation and amortization	519	436
Reserves and allowances	994	381
AMT credit	—	117
Less: valuation allowance	(26,662)	(20,640)

	$—	$—

      As of December 31, 2003, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $54,000 and $42,000, respectively. Federal and state net operating loss carryforwards begin to expire in the years 2018 and 2008, respectively. A full valuation allowance has been recorded as management believes that it is more likely than not deferred tax assets will not be realized. The Company’s ability to realize net operating loss carryforwards may be limited in the event that a change in ownership occurs, as defined by the Internal Revenue Code.

      The Company is currently the beneficiary of tax holiday incentives granted by two governing agencies in the Philippines. Both agencies have granted the Company income tax holidays with durations of four to six years, with the possibility of two to four year extensions. The tax holidays expire at staggered dates beginning in 2006 and ending in 2008, unless extended. Philippine tax rates will then apply to inter-company payments the Company makes from the United States to the Philippines in excess of the costs of the Company’s operations in the Philippines. No deferred tax liabilities have been provided for the earnings of the Philippine subsidiary as the Company plans to permanently invest these earnings in operations of the subsidiary.

      At December 31, 2003, the permanently invested earnings amounted to $153. If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, the Company would accrue the applicable amounts of taxes associated with such earnings using the effective federal tax rate at the time of repatriation. The estimated effective income tax rate in the Philippines for the year ended December 31, 2003 was 32%, or 5% on gross income with respect to income derived from activities covered by our registration with the Philippines Export Zone Authority.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12 — Geographic and Product Data

      All of the Company’s revenue was derived from U.S.-based companies. Through 2003, substantially all of the Company’s revenues have been derived from the sale of customer management services.

      The composition of the Company’s long-lived assets and depreciation and amortization between those in the United States and the Philippines is set forth below.

	As of
	December 31,

	2002	2003

Long-lived assets:
U.S.	$3,286	$1,540
Philippines	1,622	3,289

Total	$4,908	$4,829

	Years Ended
	December 31,

	2001	2002	2003

Depreciation and amortization:
U.S.	$3,078	$3,022	$1,896
Philippines	717	1,043	1,270

Total	$3,795	$4,065	$3,166

13 — Stock Split

      On August 5, 2004, the Company’s Board of Directors effected a 1 for 2.74 reverse stock split of the Company’s common and preferred stock. The financial statements have been retroactively restated for the effects of the reverse stock split.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14 — Quarterly Financial Data (Unaudited)

      Summary unaudited quarterly financial data for fiscal 2002 and 2003 is as follows:

	2002

	1st Qtr.	2nd Qtr.(1)	3rd Qtr.	4th Qtr.(2)

Revenues	$4,824	$4,522	$4,824	$5,610
Income (loss) from operations	(4,801)	(336)	(49)	302
Net income (loss)	(4,920)	(464)	(169)	2,661
Basic (loss) income per share	(1.94)	(0.18)	(0.07)	1.05
Diluted (loss) income per share	(1.94)	(0.18)	(0.07)	0.22

	2003

	1st Qtr.	2nd Qtr.	3rd Qtr.(3)	4th Qtr.(4)

Revenues	$6,409	$7,320	$7,720	$8,564
Income from operations	1,148	1,739	2,085	3,165
Net income	1,130	1,719	2,042	3,095
Basic income per share	0.45	0.68	0.81	1.22
Diluted income per share	0.09	0.14	0.16	0.23

(1)	In the quarter ended March 31, 2002, the Company recorded a restructuring charge in the amount of $3,800 primarily related to the closure of some of the Company’s operations in St. Louis.

(2)	In the quarter ended December 31, 2002, the Company recorded a $2,400 gain relating to the Company’s extinguishment of an equipment loan at less than the outstanding balance.

(3)	In the quarter ended September 30, 2003, we recorded a loss on disposal of assets in the amount of $1.1 million related to the final closure of our St. Louis operation, and we released a portion of the prior year’s excess accrual for restructuring charges in an amount of $0.7 million.

(4)	In the quarter ended December 31, 2003, the Company released a portion of the prior year’s excess accrual for restructuring charges in the amount of $1.2 million, based on lower than anticipated actual expense for severance obligations, which was partially offset by charges of $0.5 million for severance-related and facilities costs in St. Louis.

      Quarterly and year-to-date computations of loss per share amounts are made independently. Therefore, the sum of the per share amounts for the quarters may not agree with the per share amounts for the year.

Offshore Business Process Outsourcing in the Philippines PeopleSupport Professionals Manila, Philippines The Philippines: • Third largest English speaking population in the world • College-educated Large pool of college graduates attuned to workforce with minimal accents U.S. culture withand an minimal accents affinity for U.S. culture • Well-developed telecommunications and utility infrastructure

6,818,182 Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

Piper Jaffray

A.G. Edwards

JMP Securities

                        , 2004

Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$10,927.88
National Association of Securities Dealers, Inc. filing fee	9,909.00
Nasdaq National Market listing fee	100,000.00
Blue Sky fees and expenses	10,000.00
Accounting fees and expenses	824,000.00
Legal fees and expenses	950,000.00
Transfer agent and registrar fees	4,200.00
Printing and engraving expenses	515,000.00
Travel	75,000.00
Miscellaneous expenses	963.12

Total	$2,500,000.00

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII. of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.2 hereto) and Article 5 of the Registrant’s Amended and Restated Bylaws (Exhibit 3.4 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. Upon the completion of this offering, the Registrant plans to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15.     Recent Sales of Unregistered Securities

      1.     From January 25, 2001 through December 18, 2002, the Registrant granted options to purchase an aggregate of 1,361,821 shares of common stock at exercise prices ranging from $0.41 to $5.15 per share to employees, consultants and non-employee directors.

      2.     From January 29, 2003 through April 28, 2004, the Registrant granted options to purchase an aggregate of 639,493 shares of common stock at exercise prices ranging from $0.41 to $6.85 per share to employees, consultants and non-employee directors.

      3.     From January 2001 through May 14, 2004, the Registrant issued 204,664 shares of common stock upon exercise of options described above in paragraph 1 and payment of the exercise prices per share ranging from $0.41 to $5.15 per share.

      4.     On June 5, 2001, the Registrant granted warrants to purchase an aggregate of 3,835 shares of preferred stock at an exercise price of $15.65 per share to Imperial Bank.

      The options described in paragraphs 1 and 2 above were granted under the Registrant’s 1998 Incentive Stock Plan. At the time these options described in paragraph 1 were granted under the 1998 Incentive Stock Plan, the Registrant believed that each of the grants was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the exemption available under Rule 701 of the Securities Act of 1933 for securities offered under compensatory plans.

      At the time the options described in paragraph 2 were granted under the 1998 Incentive Stock Plan, the Registrant believed that each of the grants was exempt from the registration requirements of the Securities Act of 1933 by virtue of a “no-sale” theory under Section 5 of the Securities Act of 1933, since none of the option recipients provided any consideration for the grants (the sale of the underlying option shares will occur only when the option is exercised and the purchase price is paid to the Registrant). In addition, for option grants described in paragraph 2 that covered 160,478 shares, which were granted to individuals residing and located in the Philippines, the Registrant believed that each of these grants was exempt under Regulation S under the Securities Act for sale of securities to non-U.S. persons in offshore transactions. Each of the option recipients was a non-U.S. person at the time the options were granted. In addition, the Registrant has obtained appropriate representations and covenants to ensure compliance with the requirements of Regulation S.

      The shares described in paragraph 3 were issued upon exercise of certain options described in paragraph 1. The Registrant believes that at the time of the transaction, the transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions by an issuer not involving any public offering. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments, as applicable, issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

      The Registrant believes that the issuance of the warrants described in paragraph 4 was exempt from the registration requirements by virtue of Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipient of securities in such transaction represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sale of these securities were made without general solicitation or advertising. The recipient had adequate access, through its relationship with the Registrant, to information about the Registrant.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Index

Number		Description	Page

1.1**		Form of Underwriting Agreement
3.1**		Amended and Restated Certificate of Incorporation of the Registrant
3.1.1*	*	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.1.2*	*	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.1.3*	*	Certificate of Correction of Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.2**		Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates

Number		Description	Page

3.3**		Amended and Restated Bylaws
3.4**		Form of Amended and Restated Bylaws of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates
4.1**		Specimen Common Stock Certificate
4.2**		Amended and Restated Investor Rights Agreement
5.1**		Opinion of Pillsbury Winthrop LLP
10.1**		PeopleSupport, Inc. 1998 Stock Incentive Plan
10.2.1*	*	Form of PeopleSupport, Inc. Stock Option Agreement (no acceleration or change of control)
10.2.2*	*	Form of PeopleSupport, Inc. 1998 Stock Option Agreement (includes acceleration on change of control)
10.3**		PeopleSupport, Inc. 2002 Management Incentive Plan
10.3.1*	*	Amendment to PeopleSupport, Inc. 2002 Management Incentive Plan
10.4†**		Amended and Restated Customer Support Services Agreement dated July 1, 2004 between PeopleSupport, Inc. and Expedia, Inc.
10.5**		Memorandum of Agreement dated December 15, 2003 between PeopleSupport, Inc. and Ayala Land, Inc.
10.6**		Letter Agreement dated May 20, 2002 between PeopleSupport, Inc. and Caroline Rook
10.7†**		Master Services Agreement dated January 2, 2003 between PeopleSupport, Inc. and Earthlink, Inc.
10.8†**		Professional Services Contract dated December 4, 2000 between PeopleSupport, Inc. and Network Solutions, Inc.
10.9**		Form of 2004 Stock Incentive Plan
10.10		Form of 2004 Employee Stock Purchase Plan
10.11**		Form of Indemnification Agreement between the Registrant and its officers and directors
10.12**		Form of PeopleSupport, Inc. 2004 Stock Incentive Plan Stock Option Agreement
16.1**		Letter of PricewaterhouseCoopers LLP
21.1**		List of Subsidiaries
23.1**		Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1)
23.2		Consent of BDO Seidman, LLP
23.3		Consent of PricewaterhouseCoopers, LLP
23.4**		Consent of Gartner, Inc.
23.5**		Consent of International Data Corporation
24.1**		Power of Attorney (included in signature page)

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

      (b) Financial Statement Schedules

      The following financial statement schedule is a part of this registration statement and should be read in conjunction with our consolidated financial statements:

Independent Registered Public Accounting Firm Report on Schedule II

To Board of Directors

PeopleSupport, Inc.

      The audits referred to in our report to PeopleSupport, Inc. dated May 3, 2004, except for Note 13, as to which the date is August 5, 2004, which is contained in the prospectus constituting part of this registration statement, included the related financial statement schedule shown below as of December 31, 2002 and 2003, and for the years then ended. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

      In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth herein.

BDO SEIDMAN, LLP

Los Angeles, California

May 3, 2004, except for Note 13, as to which the date is August 5, 2004

Schedule II — Valuation and Qualifying Accounts (in thousands)

	Years Ended December 31, 2001, 2002 and 2003

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
Description	of Year	Expenses	Deduction	Year

2001:
Valuation allowance for accounts receivable	$997	$(147)	$(664)	$186
2002:
Valuation allowance for accounts receivable	186	351	(300)	237
2003:
Valuation allowance for accounts receivable	237	293	23	553

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, in the State of California, on September 27, 2004.

PEOPLESUPPORT, INC.

By:	/s/ LANCE ROSENZWEIG

Lance Rosenzweig
Chief Executive Officer, and
Chairman of the Board of Directors

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on September 27, 2004:

Name	Title

/s/ LANCE ROSENZWEIG Lance Rosenzweig	President, Chief Executive Officer (Principal Executive Officer), Secretary and Chairman of the Board of Directors

/s/ CAROLINE ROOK Caroline Rook	Chief Financial Officer (Principal Financial and Accounting Officer)

* Adam Berger	Director

* C. Larry Bradford	Director

* Michael Edell	Director

* William Quigley	Director

* Michael Song	Director

*By:	/s/ LANCE ROSENZWEIG Lance Rosenzweig Attorney-In-Fact

EXHIBIT INDEX

Number		Description	Page

1.1**		Form of Underwriting Agreement
3.1**		Amended and Restated Certificate of Incorporation of the Registrant
3.1.1*	*	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.1.2*	*	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.1.3*	*	Certificate of Correction of Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.2**		Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates
3.3**		Amended and Restated Bylaws
3.4**		Form of Amended and Restated Bylaws of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates
4.1**		Specimen Common Stock Certificate
4.2**		Amended and Restated Investor Rights Agreement
5.1**		Opinion of Pillsbury Winthrop LLP
10.1**		PeopleSupport, Inc. 1998 Stock Incentive Plan
10.2.1*	*	Form of PeopleSupport, Inc. Stock Option Agreement (no acceleration on change of control)
10.2.2*	*	Form of PeopleSupport, Inc. 1998 Stock Option Agreement (includes acceleration on change of control)
10.3**		PeopleSupport, Inc. 2002 Management Incentive Plan
10.3.1*	*	Amendment to PeopleSupport, Inc. 2002 Management Incentive Plan
10.4†**		Amended and Restated Customer Support Services Agreement dated July 1, 2004 between PeopleSupport, Inc. and Expedia, Inc.
10.5**		Memorandum of Agreement dated December 15, 2003 between PeopleSupport, Inc. and Ayala Land, Inc.
10.6**		Letter Agreement dated May 20, 2002 between PeopleSupport, Inc. and Caroline Rook
10.7†**		Master Services Agreement dated January 2, 2003 between PeopleSupport, Inc. and Earthlink, Inc.
10.8†**		Professional Services Contract dated December 4, 2000 between PeopleSupport, Inc. and Network Solutions, Inc.
10.9**		Form of 2004 Stock Incentive Plan
10.10		Form of 2004 Employee Stock Purchase Plan
10.11**		Form of Indemnification Agreement between the Registrant and its officers and directors
10.12**		Form of PeopleSupport, Inc. 2004 Stock Incentive Plan Stock Option Agreement
16.1**		Letter of PricewaterhouseCoopers LLP
21.1**		List of Subsidiaries
23.1**		Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1)
23.2		Consent of BDO Seidman, LLP
23.3		Consent of PricewaterhouseCoopers, LLP
23.4**		Consent of Gartner, Inc.
23.5**		Consent of International Data Corporation
24.1**		Power of Attorney (included in signature page)

*	To be filed by amendment

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.